24-10040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

AngelBase Technologies Corporation
(Exact name of issuer as specified in its charter)

California
(State or other jurisdiction of incorporation or organization)

(see below)
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Mark Lawrence Donald Emerson (same as below)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

4921 La Calandria Dr.
Los Angeles, California 90032
323-223-4260

Introductory Note to the Securities and Exchange Commission.

Warm, friendly greetings to all of you!

We are hopeful that you will enjoy examining our Offering Statement!

As you are well aware, scoundrels have always been a part of society. They make life miserable for their victims, and indeed, in their ignorance of higher spiritual principles, they actually make things miserable (in the long term) for themselves. We applaud your efforts to protect the investing public from scoundrels, and we pray that your efforts might, from time to time, cause a would-be scoundrel to "see the light," change his/her ways, and apply his/her talents in a more positive way to society.

Unfortunately, the scoundrels make life a little harder for the rest of us. For those who need to raise investment funds, understanding and then complying with securities laws is a cumbersome, expensive and sometimes overwhelming proposition.

On October 21, 2002, we submitted our application for a permit to conduct an open offering in California under Section 25113(b)(1) of the California Corporations Code. Our application is still pending, and on January 27, 2003, we timely submitted an amendment to our application in response to a comment letter received.

Our intention is to conduct the offering 100% within California and to rely upon the intrastate exemption from federal registration at Section 3(a)(11) of the 1933 Act.

However, in the event of anything jeopardizing our intrastate exemption, we have decided to submit this Offering Statement to you under Regulation A.

The financial statements and all securities numbers herein (regardless of verb tense) are as of the filing date with California, October 21, 2002. Slightly more than 90 days has lapsed since that date (but certainly far less than six months). In accordance with Part F/S(1), we hereby respectfully request that for good cause you accept our financial statements from that date. The good cause is to preserve consistency between the state and federal documents.

Thank you. God bless you and those dear to you.

PART I—NOTIFICATION

Item 1 (a)

Mark Laurence Donald Emerson, director
Business and residence addresses:

4921 La Calandria Dr.
Los Angeles, California 90032

David Laurence Emerson, director
Business and residence addresses:
4921 La Calandria Dr.
Los Angeles, California 90032

Allen S. Horwitz, director
Business address:
4921 La Calandria Dr.
Los Angeles, California 90032
Home address:
23443 Candlewood Wy.
West Hills, CA 91307

Richard Neff Hubbard, director
Business address:
4921 La Calandria Dr.
Los Angeles, California 90032
Home address:
6515 Green Valley Circle, #302
Culver City, CA 90230

Item 1 (b)

Mark Laurence Donald Emerson, CEO and CFO
(see addresses above)

David Laurence Emerson, Secretary
(see addresses above)

Item 1 (c)

Not applicable. There are no general partners.

Item 1 (d)

Mark Laurence Donald Emerson is the only person who owns or controls 5% or more of the Company's stock, beneficially or of record.

Item 1 (e)

See Item 1(d) above.

Item 1 (f)

Mark Laurence Donald Emerson

Item 1 (g)

Not applicable. There are affiliates.

Item 1 (h)

Not applicable. There is no counsel. We hold to the belief that in a free society it should be possible to obey the law without the necessity of hiring a lawyer. We are endeavoring as Citizens, in good faith and to the best of our ability, to obey the law by submitting this Offering Statement herewith.

Item 1 (i)

Not applicable. There are no underwriters.

Item 1 (j)

Not applicable. There are no underwriters.

Item 1 (k)

Not applicable. There are no underwriters.

Item 1 (l)

Not applicable. There are no underwriters.

Item 1 (m)

Not applicable. There are no underwriters.

Item 2

Not applicable. No one has been disqualified under Rule 262.

Item 3

Not applicable. There will be no resale of the securities.

Item 4 (a)

Not applicable. There are no underwriters.

Item 4 (b)

California. The securities will be sold by the Company directly by its CEO.

Item 5

As of the California application date (October 21, 2002), all of the Company's securities were issued in connection with the reorganization of the Company from a predecessor. At a time when the Company was still newly formed and had no material assets, the shareholders of the predecessor company were issued securities in the Company in the exact same proportion as their securities in the predecessor. These people still retain their securities in the predecessor company. There was no "offer", no "sale", no "exchange", and no "purchase" of any securities in this transaction. Upon the issuance of the newly issued securities, the securities were worthless. Subsequent to the issuance, the only material asset of the predecessor, the AngelBase technology and its patent, was transferred to the Company, and the shares of the predecessor thus became worthless.

In connection with the issuance of these securities, the Company relied upon the exemption from federal registration provided by Rule 504 under Regulation D. The securities were issued directly by the Company, without the involvement of any agent or broker-dealer. The securities issued were approximately 18,350,000 common shares, approximately 1,350,000 options to purchase shares, and an option with extraordinary requirements for exercise (and whose exercise is deemed remote) to purchase 9,720,000 shares. No money or other consideration was involved in this transaction.

Item 6

Not applicable. The entire contemplated offering is described in the enclosed Prospectus.

Item 7

Not applicable. No such marketing arrangements exist.

Item 8

The experts have submitted Consent of Expert statements, which are attached hereto as Exhibit 9. Each of them received a small portion of stock as compensation for his time. Mr. Huggins devoted a substantial amount of time in 1997 in the programming of an AngelBase prototype (which was later discarded), for which effort he received substantial stock in the predecessor company. Mr. Huggins was also a director of the predecessor company for several years.

Item 9

Not applicable. No document or broadcast script has been used in connection with Rule 254.

PART II—OFFERING CIRCULAR

Please see the attached Prospectus (Exhibit 8a). The 50 items called for in Offering Circular Model A are presented on pages 121 through 141 of the Prospectus.

PART III—EXHIBITS

The exhibits are numbered as they have been submitted to the California Department of Corporations. The exhibit numbering is non-contiguous because upon our amendment to our California application, some exhibits were withdrawn and others were added. The list below and the exhibits enclosed reflect those current with the California application, except that one exhibit (19), for which confidential treatment has been requested from California, has been excluded herein.

Exhibit 1: Articles of Incorporation

Exhibit 2: Bylaws

Exhibit 3: Voided Stock Certificate

Exhibit 4: Balance Sheet.

Exhibit 4a: Statement Concerning Debts.

Exhibit 5: (withdrawn).

Exhibit 6: (withdrawn).

Exhibit 7: (withdrawn).

Exhibit 8: (withdrawn).

Exhibit 8a: Prospectus.

Exhibit 9: Consents of Experts.

Exhibit 10: Consent to Service of Process per Section 25165.

Exhibit 11: Customer Authorization of Disclosure of Financial Records Form (QR 500.259).

Exhibit 12: Listing of Directors and Officers.

Exhibit 13: (withdrawn).

Exhibit 14: (withdrawn).

Exhibit 14a: Projection of Profitability within Two Years.

Exhibit 15: Hardware Option owned by Mark.

Exhibit 16: Director Compensation Plan.

Exhibit 17. AngelBase Technology Transfer Agreement.

Exhibit 18. Hughes Aircraft Invention Exemption.

CONSENT AND CERTIFICATION BY UNDERWRITER

Not applicable. There is no underwriter

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on January 30, 2003.

AngelBase Technologies Corporation

by: Mark Laurence Donald Emerson

Mark Laurence Donald Emerson, CEO

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Mark Laurence Donald Emerson	30 Jan 03
Mark Laurence Donald Emerson, CEO and director	date
David Laurence Emerson	30 Jan 03
David Laurence Emerson, director	date
Richard Neff Hubbard p.p. Mark Emerson	30 Jan 03
Richard Neff Hubbard, director	date

Exhibit 1

2441388

State of California

SECRETARY OF STATE

I, *BILL JONES*, Secretary of State of the State of California, hereby certify:

That the attached transcript of 3 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

JUN 27 2002

Bill Jones

Secretary of State

Sec/State Form CE-107 (rev. 9/98)

OSP 98 13524

2441388

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

JUN 2 5 2002

BILL JONES, Secretary of State

Articles of Incorporation of

AngelBase Technologies Corporation

Article One — Name.

The name of this corporation is AngelBase Technologies Corporation.

Article Two — Purpose.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

Article Three — Stock.

This Corporation is authorized to issue only one class of shares of stock, which shall be designated as common stock. The total number of shares which the corporation is authorized to issue is one hundred million (100,000,000), with no par value.

Article Four — Initial Agent.

The name and address in this state of this Corporation's initial agent for service of process is:

David Laurence Emerson
AngelBase Technologies Corporation
5011 Stony Creek Rd. Suite 326
Culver City, CA 90230

Article Five — Initial Board Of Directors.

The names and addresses of the citizens who are appointed to act as the initial directors of this corporation are:

David Laurence Emerson
AngelBase Technologies Corporation
5011 Stony Creek Rd. Suite 326
Culver City, CA 90230

Mark Laurence Donald Emerson
AngelBase Technologies Corporation
5011 Stony Creek Rd. Suite 326
Culver City, CA 90230

Article Six — Limited Director Liability.

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

Article Seven — Indemnification.

This corporation is authorized to indemnify its directors, officers and agents to the fullest extent permissible under California law.

IN WITNESS WHEREOF, the undersigned, being all the citizens named above as the initial directors, have executed these Articles of Incorporation.

Dated: 25-June-2002

David Laurence Emerson

Mark Laurence Donald Emerson

The undersigned, being all the citizens named above as the initial directors, declare that they are the citizens who executed the foregoing Articles of Incorporation which are their act and deed.

Dated: 25 June 2002

David Laurence Emerson

David Laurence Emerson

Mark Laurence Donald Emerson

Mark Laurence Donald Emerson

Exhibit 2

BYLAWS

of

AngelBase Technologies Corporation

ARTICLE I.
DEFINITIONS

For the purposes of this corporation and these bylaws, the following terms shall be defined as indicated:

Meeting. A "meeting" is a formal gathering of members of a particular body (such as the shareholders, the board of directors or a committee) for the purpose of transacting business. A meeting may be held through use of conference telephone or similar communications equipment, as long as all members participating in the meeting can hear one another. A meeting begins by the announcement by the chairperson that the meeting will now come to order, and ends by the passage of a motion to "adjourn" (see definition). A meeting may be recessed by a motion to "recess" (see definition) and then reconvened by the announcement by the chairperson that the meeting will now reconvene.

Adjourn. A motion to adjourn, if passed, terminates a meeting. Once adjourned, the meeting is complete and is neither in recess, nor shall it be reconvened.

Recess. A motion to recess must include a provision for reconvening the meeting, and if the motion passes, the meeting is recessed until such reconvening of the meeting.

CCC. A reference to a Section of the California Corporations Code which is included in these bylaws for information purposes

ARTICLE II.
OFFICES

SECTION 1. PRINCIPAL EXECUTIVE OFFICE

The location of the principal executive office of the corporation shall be fixed by the board of directors. It may be located at any place within or outside the state of California. The secretary of this corporation shall keep the original or a copy of these bylaws, as amended to date, at the principal executive office of the corporation if this office is located in California. If this office is located outside California, the bylaws shall be kept at the principal business office of the corporation within California. The officers of this corporation shall cause the corporation to file an annual statement with the Secretary of State of California. (CCC 1502.)

SECTION 2. OTHER OFFICES

The corporation may also have offices at such other places as the board of directors may from time to time designate, or as the business of the corporation may require.

ARTICLE III.
SHAREHOLDERS' MEETINGS

SECTION 1. PLACE OF MEETINGS

All meetings of the shareholders shall be held at the principal executive office of the corporation or at such other place as may be determined by the board of directors.

SECTION 2. ANNUAL MEETINGS

At each annual meeting of the shareholders, the shareholders shall elect a board of directors and transact any other proper business. The date and time of annual meetings shall be determined by the board of directors or by the chief executive officer of the corporation ("CEO"). The annual meeting shall normally be held each year during the month of January or February or March. If no annual meeting is held during January or February or March of a particular calendar year, then the board of directors or the CEO may optionally call an annual meeting to be held during any other month of such year. If no annual meeting is held during January or February or March of a particular year, and no notice of an annual meeting is given during January or February or March of a such year, then any shareholder may make a demand to the secretary of the corporation for an annual meeting, and if such demand is received before May 31st of that year, then an annual meeting shall be held within 60 days of the receipt of such demand. If there is no annual meeting, then the existing directors shall remain in office until the next annual meeting.

SECTION 3. SPECIAL MEETINGS

Special meetings of the shareholders may be called by the board of directors, the chairperson of the board of directors, the CEO, or by one or more shareholders holding at least 10 percent of the voting power of the corporation.

SECTION 4. NOTICES OF MEETINGS

Notices of meetings, annual or special, shall be given in writing to shareholders entitled to vote at the meeting by the secretary or an assistant secretary or, if there be no such officer, or in the case of his or her neglect or refusal, by any director or shareholder.

Such notices shall be given either (1) by first-class mail or other means of written communication, addressed to the shareholder at the address of such shareholder appearing on the stock transfer books of the corporation or given by the shareholder to the corporation for the purpose of notice, or (2) by interactive (i.e. two-way) conversation in person or via telephone, or (3) by email, voicemail or other non-interactive (i.e. one-way) communication, provided that an acknowledgement is received back from the recipient that the notice has been received. Notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Such notice shall state the place, date, and hour of the meeting and (1) in the case of a special meeting, the general nature of the business to be transacted, and whether or not other business may be transacted, or (2) in the case of an annual meeting, those matters which the board intends (at the time of the mailing of the notice) to present for action by the shareholders. Except as provided in Section 6 of this Article, any proper matter may be presented at an annual meeting, regardless of whether it is included in the meeting notice. The notice of any meeting at which directors are to be elected shall include the names of the nominees which, at the time of the notice, the board of directors intends to present for election. If the meeting is being held by means of conference telecommunications, then the notice shall include instructions for joining the meeting by telephone.

No meeting of the shareholders shall be recessed to reconvene on a date that is forty-five (45) days or more from the date set for the beginning of the meeting.

SECTION 5. WAIVER OF NOTICE

The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as if they were transacted at a meeting duly held after regular call and notice, if a quorum is present, whether in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers or consents or approvals shall be filed with the corporate records or made part of the minutes of the meeting. Neither the business to be transacted at the meeting, nor the purpose of any annual or special meeting of shareholders need be specified in any written waiver of notice, except as provided in Section 6 of this Article.

SECTION 6. SPECIAL NOTICE AND WAIVER OF NOTICE REQUIREMENTS

Except as provided below, any shareholder approval at a meeting, with respect to the following proposals, shall be valid only if the general nature of the proposal so approved was stated in the notice of meeting, or in any written waiver of notice:

a. Approval of a contract or other transaction between the corporation and one or more of its directors or between the corporation and any corporation, firm, or association in which one or more of the directors has a material financial interest. (CCC 310);

b. Amendment of the Articles of Incorporation after any shares have been issued (CCC 902);

c. Approval of the principal terms of a reorganization (CCC 1201);

d. Election to voluntarily wind up and dissolve the corporation (CCC 1900);

e. Approval of a plan of distribution of shares as part of the winding up of the corporation (CCC 2007).

Approval of the above proposals at a meeting shall be valid with or without such notice, if it is by the unanimous approval of those entitled to vote at the meeting.

SECTION 7. ACTION WITHOUT MEETING

Any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent, in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Unless the consents of all shareholders entitled to vote have been solicited in writing, notice of any shareholders' approval, with respect to any one of the following proposals, without a meeting, by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval:

a. Approval of a contract or other transaction between the corporation and one or more of its directors or another corporation, firm or association in which one or more of its directors has a material financial interest (CCC 310);

b. To indemnify an agent of the corporation (CCC 317);

c. To approve the principal terms of a reorganization (CCC 1201); or

d. Approval of a plan of distribution as part of the winding up of the corporation (CCC 2007).

Prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than a unanimous written consent to those shareholders entitled to vote who have not consented in writing.

Notwithstanding any of the foregoing provisions of this section, and except as provided in Article IV, Section 4 of these bylaws, directors may not be elected by written consent except by the unanimous written consent of all shares entitled to vote for the election of directors.

A written consent may be revoked if such revocation is in writing and is received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the secretary of the corporation, but may not be revoked thereafter. Such revocation is effective upon its receipt by the secretary of the corporation.

SECTION 8. QUORUM AND SHAREHOLDER ACTION

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shareholders represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number is required by law and except as provided in the following paragraphs of this section.

The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until the meeting is recessed or adjourned notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action is approved by at least a majority of the shares required to constitute a quorum.

In the absence of a quorum, any meeting of shareholders may be recessed or adjourned by the vote of a majority of the shares represented either in person or by proxy.

SECTION 9. VOTING

Only shareholders of record on the record date fixed for voting purposes by the board of directors pursuant to Article IX, Section 3 of these bylaws, or, if there be no such date fixed, on the record dates given below, shall be entitled to vote at a meeting.

If no record date is fixed:

a. The record date for determining shareholders entitled to notice of, or to vote, at a meeting of shareholders, shall be at the close of business on the business day immediately preceding the day on which notice is given or, if notice is waived, at the close of business on the business day immediately preceding the day on which the meeting is held.

b. The record date for determining the shareholders entitled to give consent to corporate actions in writing without a meeting, when no prior action by the board is necessary, shall be the day on which the first written consent is given.

c. The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the board adopts the resolution relating thereto, or the 60th day prior to the date of such other action, whichever is later.

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law, by the Articles of Incorporation or by other provisions of these bylaws. Except with respect to elections of directors, any shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is voting, it will be conclusively presumed that the shareholder's vote is with respect to all shares the shareholder is entitled to vote.

Directors shall be elected at each annual meeting as follows. The nominees for director that are indicated in the notice of the annual meeting shall be the initial nominees. Additional nominations may be made at the meeting by any shareholder entitled to vote. When nominations are closed, if the number of nominees does not exceed the authorized number of directors, then the directors may be elected by the passage of a motion to elect the entire slate of nominees. If such a motion is not made or if it fails or if the number of candidates exceeds the authorized number of directors, then cumulative voting shall take place.

During cumulative voting, each shareholder shall be entitled to vote a number of votes equal to the number of directors to be elected multiplied by the number of his or her shares. A shareholder may distribute his or her votes among the nominees in any desired manner, and need not utilize all of his or her votes, but cannot vote against any nominee. The nominees receiving the highest number of votes, up to the number of directors to be elected, shall be elected.

SECTION 10. PROXIES

Every person entitled to vote shares may authorize another person or persons to act by proxy with respect to such shares by filing a proxy with the secretary of the corporation. For purposes of these bylaws, a "proxy" means a written authorization signed or an electronic transmission authorized by a shareholder or the shareholder's attorney in fact giving another person or persons power to vote with respect to the shares of the shareholder. "Signed" for the purpose of these bylaws means the placing of the shareholder's name or other authorization on the proxy (whether by manual signature, typewriting, telegraphic, or electronic transmission or otherwise) by the shareholder or the shareholder's attorney in fact. A proxy may be transmitted by an oral telephonic transmission if it is submitted with information from which it may be determined that the proxy was authorized by the shareholder, or his or her attorney in fact.

A proxy shall not be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall continue in full force and effect until revoked by the person executing it prior to the vote pursuant thereto (CCC 705).

ARTICLE IV.
DIRECTORS

SECTION 1. POWERS

Subject to any limitations in the Articles of Incorporation, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by, or under the direction of, the board of directors.

SECTION 2. NUMBER

The authorized number of directors shall be five (5).

After issuance of shares, authorized number of directors may only be amended by approval of a majority of the outstanding shares entitled to vote; provided, moreover, that a bylaw reducing the fixed number of directors to a number less than five (5) cannot be adopted unless in accordance with the additional requirements of Article X of these bylaws.

SECTION 3. ELECTION AND TENURE OF OFFICE

The directors shall be elected at the annual meeting of the shareholders and hold office until their successors have been elected and qualified at the next annual meeting.

SECTION 4. VACANCIES AND REMOVAL

A vacancy on the board of directors shall exist in the case of death, resignation, or removal of any director or in case the authorized number of directors is increased, or in case the shareholders fail to elect the full authorized number of directors at any annual or special meeting of the shareholders at which any director is elected.

Except for a vacancy created by the removal of a director, vacancies on the board of directors may be filled by approval of the board or, if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office, or (2) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with this Article of these bylaws, or (3) a sole remaining director. Vacancies occurring on the board by reason of the removal of directors may be filled only by approval of the shareholders. Each director so elected shall hold office until his or her successor has been elected and qualified at the next annual meeting.

The shareholders may elect a director at any time to fill a vacancy not filled by the directors. Any such election by written consent other than to fill a vacancy created by the removal of a director requires the consent of a majority of the outstanding shares entitled to vote.

Any director may resign effective upon giving written notice to the CEO, the secretary or to any director unless the notice specifies a later time for the effectiveness of the resignation. If the resignation is effective at a later time, a successor may be elected to take office when the resignation becomes effective.

Any reduction of the authorized number of directors does not remove any director prior to the expiration of such director's term in office.

Any or all of the directors may be removed without cause if the removal is approved by a majority of the outstanding shares entitled to vote, except that no director may be removed when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director's most recent election were then being elected.

SECTION 5. PLACE OF MEETINGS

Meetings of the board of directors shall be held at any place, within or without California, which has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the corporation or as may be designated from time to time by resolution of the board of directors.

SECTION 6. ANNUAL, REGULAR AND SPECIAL DIRECTORS' MEETINGS

An annual meeting of the board of directors shall be held without notice immediately after and at the same place as the annual meeting of the shareholders.

Other regular meetings of the board of directors shall be held at such times and places as may be fixed from time to time by the board of directors. Call and notice of these regular meetings shall not be required.

Special meetings of the board of directors may be called by the CEO, secretary, or any two directors. Special meetings of the board of directors shall be held upon either (1) four days' notice by mail, or (2) forty-eight (48) hours' notice by interactive (i.e. two-way) conversation in person or via telephone, or (3) forty-eight (48) hours' notice by email, voicemail or other non-interactive (i.e. one-way) communication, provided that an acknowledgement is received back from the recipient that the notice has been received. A notice or waiver of notice need not specify the purpose of any special meeting of the board of directors.

If any meeting is recessed for more than 24 hours, notice of the reconvening shall be given before the time of the reconvening of the meeting to all directors who were not present at the time of recessing of the original meeting.

SECTION 7. QUORUM AND BOARD ACTION

A quorum for all meetings of the board of directors shall be half of the authorized number of directors, rounded up if a fraction.

The CEO or acting chairperson shall be entitled to vote, whether or not such vote breaks a tie.

Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act or decision of the board. (CCC 310, 311, 317e). For the purposes of this paragraph, directors abstaining because of a financial interest in such act or decision shall not be counted in determining either the number of directors present or the required majority thereof.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

A majority of the directors present at a meeting may recess any meeting to another time and place, whether or not a quorum is present at the meeting.

SECTION 8. WAIVER OF NOTICE

The transactions of any meeting of the board, however called and noticed or wherever held, are as valid as though undertaken at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes thereof. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Waivers of notice or consents need not specify the purpose of the meeting.

SECTION 9. ACTION WITHOUT MEETING

Any action required or permitted to be taken by the board may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the board. Such action by written consent shall have the same force and effect as a unanimous vote of the directors.

SECTION 10. COMPENSATION

Directors and members of committees of the board may be compensated for their services, and shall be reimbursed for their expenses as determined by resolution of the board. Nothing contained herein shall prevent a director from serving the corporation in any other capacity and receiving compensation therefor.

ARTICLE V. OFFICERS

SECTION 1. OFFICERS

The officers of the corporation shall be a chief executive officer ("CEO"), a secretary, and a chief financial officer ("CFO"). The CEO shall be a director, and shall be the chairman of the board and the president of the corporation. The corporation also may have such other officers with such titles and duties as shall be determined by the board of directors. Any number of offices may be held by the same person.

SECTION 2. ELECTION

All officers of the corporation shall be chosen by, and serve at the pleasure of, the board of directors.

SECTION 3. REMOVAL AND RESIGNATION

An officer may be removed at any time, either with or without cause, by the board. An officer may resign at any time upon written notice to the corporation given to the board, the CEO, or the secretary of the corporation. Any such resignation shall take effect at the date of receipt of such notice or at any future time specified therein. The removal or resignation of an officer shall be without prejudice to the rights, if any, of the officer or the corporation under any contract of employment to which the officer is a party.

SECTION 4. CEO

The chief executive officer ("CEO") shall be general manager of the corporation and shall, subject to the direction and control of the board of directors, have general supervision, direction, and control of the business and affairs of the corporation. He or she shall preside at all meetings of the shareholders and directors and be an ex-officio member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of the CEO of a corporation and shall have such other powers and duties as may from time to time be prescribed by the board of directors or these bylaws.

SECTION 6. SECRETARY

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation, a book of minutes of all meetings of directors and shareholders. The minutes shall state the time and place of holding of all meetings; whether regular or special, and if special, how called or authorized; the notice thereof given or the waivers of notice received; the names of those present at directors' meetings; the number of shares present or represented at shareholders' meetings; and an account of the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation, or at the office of the corporation's transfer agent, a share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation, the original or a copy of the bylaws of the corporation, as amended or otherwise altered to date, certified by him or her.

The secretary shall give, or cause to be given, notice of all meetings of shareholders and directors required to be given by law or by the provisions of these bylaws.

The secretary shall have charge of the seal of the corporation and have such other powers and perform such other duties as may from time to time be prescribed by the board or these bylaws.

SECTION 7. CFO

The chief financial officer ("CFO") shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation.

The CFO shall deposit monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He or she shall disburse the funds of the corporation in payment of the just demands against the corporation as authorized by the board of directors; shall render to the CEO and directors, whenever they request it, an account of all his or her transactions as CFO and of the financial condition of the corporation; and shall have such other powers and perform such other duties as may from time to time be prescribed by the board of directors or the bylaws.

SECTION 8. COMPENSATION

The officers of this corporation shall receive such compensation for their services as may be fixed by resolution of the board of directors.

ARTICLE VI.
COMMITTEES OF THE BOARD

SECTION 1

The board may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees of the board, each consisting of two or more directors, to serve at the pleasure of the board. Any such committee, to the extent provided in the resolution of the board, shall have all the authority of the board, except with respect to:

a. The approval of any action for which the approval of the shareholders or approval of the outstanding shares is also required.

b. The filling of vacancies on the board or in any committee.

c. The fixing of compensation of the directors for serving on the board or on any committee.

d. The amendment or repeal of bylaws or the adoption of new bylaws.

e. The amendment or repeal of any resolution of the board which by its express terms is not so amendable or repealable.

f. A distribution to the shareholders, except at a rate or in a periodic amount or within a price range determined by the board.

g. The appointment of other committees of the board or the members thereof.

ARTICLE VII.
CORPORATE RECORDS AND REPORTS

SECTION 1. INSPECTION BY SHAREHOLDERS

The share register shall be open to inspection and copying by any shareholder or holder of a voting trust certificate at any time during usual business hours upon written demand on the corporation, for a purpose reasonably related to such holder's interest as a shareholder or holder of a voting trust certificate. Such inspection and copying under this section may be made in person or by agent or attorney.

The accounting books and records of the corporation and the minutes of proceedings of the shareholders and the board and committees of the board shall be open to inspection upon the written demand of the corporation by any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for any proper purpose reasonably related to such holder's interests as a shareholder or as the holder of such voting trust certificate. Such inspection by a shareholder or holder of voting trust certificate may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

Shareholders shall also have the right to inspect the original or copy of these bylaws, as amended to date and kept at the corporation's principal executive office, at all reasonable times during business hours.

SECTION 2. INSPECTION BY DIRECTORS

Every director shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of every kind and to inspect the physical properties of the corporation, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney. The right of inspection includes the right to copy and make extracts.

SECTION 3. RIGHT TO INSPECT WRITTEN RECORDS

If any record subject to inspection pursuant to this chapter is not maintained in written form, a request for inspection is not complied with unless and until the corporation at its expense makes such record available in written form.

SECTION 4. ANNUAL REPORTS

In any calendar year in which an annual report to shareholders is not distributed during January or February or March, any shareholder shall be furnished with an annual report upon request, which report shall fairly state the financial condition of the corporation. (CCC 1501).

SECTION 5. CONTRACTS, ETC.

CEO shall have general authority to enter into any contract or execute any instrument in the name and on behalf of the corporation, unless such authority has been limited in scope by the board of directors. The board of directors may authorize any other officer or officers, agent or agents, to enter into any contract or execute any instrument in the name and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless authorized by these bylaws or by the board of directors, no officer, agent, or employee shall have any power or authority to bind the corporation by any contract, or to pledge its credit, or to render it liable for any purpose or to any amount.

ARTICLE VIII.
INDEMNIFICATION AND INSURANCE

SECTION 1. INDEMNIFICATION

The directors and officers of the corporation shall be indemnified by the corporation to the fullest extent possible.

SECTION 2. INSURANCE

The corporation shall have the power to purchase and maintain insurance on behalf of any agent against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such, whether or not the corporation would have the power to indemnify the agent against such liability (CCC 317).

ARTICLE IX.
SHARES

SECTION 1. CERTIFICATES

The corporation shall issue certificates for its shares when fully paid. Certificates of stock shall be issued in numerical order, and shall state the name of the record holder of the shares represented thereby, and the number and the class of shares represented thereby.

Every certificate for shares shall be signed in the name of the corporation by 1) the CEO and 2) by either the secretary or the CFO or a director.

SECTION 2. TRANSFER OF SHARES

Upon surrender to the secretary of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the secretary of the corporation to issue a new certificate to the person entitled thereto, to cancel the old certificate, and to record the transaction upon the share register of the corporation.

SECTION 3. RECORD DATE

The board of directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders or entitled to receive payment of any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any other lawful action. The record date so fixed shall not be more than sixty (60) days nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise the rights as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

ARTICLE X.
AMENDMENT OF BYLAWS

SECTION 1. BY SHAREHOLDERS

Bylaws may be adopted, amended or repealed by the affirmative vote or by the written consent of holders of a majority of the outstanding shares of the corporation entitled to vote. However, a bylaw amendment which reduces the fixed number of directors to a number less than five (5) shall not be effective if the shares not consenting to its adoption are equal to more than 16-2/3 percent of the outstanding shares entitled to vote. (CCC 212)

SECTION 2. BY DIRECTORS

Subject to the right of shareholders to adopt, amend or repeal bylaws, the directors may adopt, amend or repeal any bylaw, except that a bylaw amendment changing the authorized number of directors may be adopted by the board of directors only if prior to the issuance of shares.

CERTIFICATE

This is to certify that the foregoing is a true and correct copy of the Bylaws of the corporation named in the title thereto and that such Bylaws were duly adopted by the board of directors of the corporation on the date set forth below.

Dated: 21 Oct 2002

[signature], ~~Secretary~~ CEO

Exhibit 3



JUNE 25, 2002

INCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA

NUMBER

SHARES

AngelBase Technologies Corporation

AUTHORIZED 100,000,000 SHARES COMMON STOCK • NO PAR VALUE

VOID

This Certifies that ______________________ is the registered holder of ______________________ Shares of the above named Corporation, transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this ________ day of ____________ A.D. ______

____
SECRETARY

____
PRESIDENT

The securities evidenced by this certificate have been qualified in California by permit under Section 25113(b)(1) of the California Corporations Code, and such qualification expires on ????? date unless a new permit is granted. However, they have NOT been registered under the federal Securities Act of 1933, NOR have they been registered or qualified under the securities laws of any other state or country, and they may NOT be sold, transferred, assigned, hypothecated, or pledged except in compliance with all applicable securities laws, which compliance has been established to the satisfaction of the issuer.

For Value Received, ______ hereby sell, assign and transfer unto ______________________________

______________________________ *Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint*

______________________________ *Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.*

Dated ______________ *A.D. 20*____

In presence of

____

____

NOTICE. THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Exhibit 4

AngelBase Technologies Corporation

Balance Sheet as of 21-Oct-2002

Assets		Liabilities	
Cash	$0	Loan from director for filing fee	$1,280
AngelBase Technology (book value)	$38,500	Debt to IRC	$38,500
		Total Liabilities	$39,780
		Equity	
		Common Stock	$0
		Retained Earnings	($1,280)
		Total Equity	($1,280)
Total Assets	$38,500	Total Liabilities and Equity	$38,500

Exhibit #4a

Statement Concerning Debts

We, the undersigned, are the directors of AngelBase Technologies Corporation ("ATC").

ATC's debts as of October 21, 2002 were $39,780, as stated on the balance sheet in the Prospectus submitted to the California Department of Corporations. This debt consists of $38,500 owed to Information Resonance Corporation, and $1,280 owed to Mr. Horwitz.

We each certify under penalty of perjury under the laws of the State of California that the above statement is true and correct.

Executed at: Los Angeles, California, on Jan 25, 2003

Mark Laurence Donald Emerson

Mark Laurence Donald Emerson

David Laurence Emerson

David Laurence Emerson

Allen Horwitz

Allen Horwitz

Richard Neff Hubbard

Richard Neff Hubbard

Exhibit 9

AngelBase Technologies Corporation

Consents of Experts Cover Page

21-October-2002

The AngelBase Technical Advisory Board is comprised of 13 experts who have endorsed AngelBase. Their names, credentials and statements endorsing AngelBase are listed in their entirety on our web site (www.angelbase.com) under the selection (from the main page) entitled "Expert Endorsements". Additionally, some of the statements are quoted or excerpted elsewhere on the web site.

We have obtained written consents of 11 of the experts in connection with this offering. The other two experts both live outside the United States: Dr. Andres lives in Japan and Dr. Besset lives in Switzerland. We haven't communicated with either of them for a couple of years, except to send them emails, none of which has bounced. In preparation for this application, we succeeded in reaching Dr. Andres via email, but he indicated that he is travelling and does not have access to a fax machine to fax his written consent. Dr. Besset has not responded to our emails or our phone calls (there is no answer at the phone number we have in Switzerland), and we are uncertain where he is. We plead this as "undue hardship or other sufficient cause" under 10 CCR 260.504.2.2(b)(2) as our reason for not filing consents for these two foreign experts. We believe their statements consistent with those of the other 11 experts.

The 13 experts are listed below in alphabetical order, with written consents attached in the same order:

Name	Primary Credentials and Location	Consent Attached?
Frederic Andres, Ph.D.	Associate Professor of Computer Science, National Institute of Informatics (NII), Tokyo, Japan.	no
Didier H. Besset, Ph.D.	Independent Consultant, Switzerland	no
Lubomir Bic, Ph.D.	Professor of Information and Computer Science, U.C. Irvine.	yes
Wesley Chu, Ph.D.	Professor of Computer Science and past Department Chairman, U.C.L.A.	yes

Donald M. Erway, MS	Independent Consultant, South Pasadena, California.	yes
Dean Guida, MS, MBA	CEO of Infragistics Corporation in East Windsor, New Jersey	yes
Bret Huggins	Independent Consultant, Santa Monica, California	yes
Adrian Juncosa, Ph.D.	Independent Biological Consultant, Truckee, California	yes
Anthony Karrer, Ph.D.	CEO and CTO of TechEmpower, Inc, El Segundo, California, and formerly Assistant Professor of Computer Science, Loyola Marymount University.	yes
Dennis McLeod, Ph.D.	Professor of Computer Science, U.S.C.	yes
Eitan Sadeh, Ph.D.	Independent Consultant and Adjunct Professor of Computer Science, California State University at Fullerton	yes
James Wray, Ph.D.	Physicist, Optical Physics Company, Calabasas, California	yes
Cyril Charles Young	Independent Consultant, Oklahoma City, Oklahoma.	yes

Subject: **consent form**
Date: Tue, 15 Oct 2002 10:35:52 -0700
From: Mark Emerson <mark@angelbase.com>
To: Lubomir Bic <bic@ics.uci.edu>

Hi Lubomir,

Please print, sign and date this consent and fax it to 818-999-9465 asap. Thanks,

Mark

////////////////////////

Consent of Expert

I, Lubomir Bic, am an expert who previously evaluated the AngelBase technology invented by Mark Emerson. I prepared the following two statements of my findings:

"Expert critics who fail to grasp the significance of AngelBase don't recognize that its greatest power is that it is holistic. Doctors who reject non-allopathic medicine suffer from a similar misunderstanding. To create genuine health, one must recognize that all the elements of the body are holistically integrated. AngelBase is designed to holistically integrate all the elements of a computer system, and that has never been done before."

"I believe the model you have implicitly addresses a very important problem, namely the input/output bottleneck. For a number of years I have been looking into this problem and we have worked on alternative models that could overcome the barriers. AngelBase is a much more sophisticated model and I think it could solve the performance problem by directly overcoming the input/output bottleneck."

I hereby give my consent for the above statements to be quoted and attributed to me in any literature and/or prospectus to be used in a planned public stock offering by AngelBase Technologies Corporation (ATC), provided such offering is done in compliance with securities laws.

I hold a Ph.D. in Computer Science from the University of California at Irvine (UCI) and am presently Professor of Information and Computer Science at UCI.

Signed and Dated:

[signature] 10-17-02

Subject: **consent of expert**
Date: Friday, October 18, 2002 10:23 AM
From: Mark Emerson <mark@angelbase.com>
Reply-To: mark@angelbase.com
To: "Chu, Wes" <wwc@CS.UCLA.EDU>
Priority: Highest

Hi Wes,

Please print, sign and date this consent and fax it to 818-999-9465 asap. Thanks,

Mark

////////////////////////

Consent of Expert

I, Wesley W. Chu, am an expert who previously evaluated the AngelBase technology invented by Mark Emerson. I prepared the following statement of my findings:

"One of the innovative features of AngelBase is its information structure, which allows both user-data and meta-data (which describe the structure and knowledge of the data) to be input to the system. Such an information structure can provide semantic clues for query optimization, orderly data schema extension, and reduction of costs in application software maintenance."

I hereby give my consent for the above statement to be quoted and attributed to me in any literature and/or prospectus to be used in a planned public stock offering by AngelBase Technologies Corporation (ATC), provided such offering is done in compliance with securities laws.

I hold a Ph.D. in Electrical Engineering from Stanford, am currently Professor of Computer Science at UCLA, and am a past department Chair.

Signed and Dated:

10/18/02

Consent of Expert

I, Donald M. Erway, am an expert who previously evaluated the AngelBase technology invented by Mark Emerson. I prepared the following statement of my findings:

"What spreadsheets did for tabular, financial calculations, AngelBase promises to do for all business applications. Namely, to empower the *users* to define what they see on the screen, and how they interact with the system to get their jobs done. AngelBase makes this power accessible, by presenting the user with a simple graphical way to examine and manipulate the meta-data which dynamically define their application. AngelBase makes this power safe, by ensuring that the higher levels of data integrity, (global/corporate/group), are always enforced. AngelBase appears to have the components required to make that breakthrough of bringing the power of 'programming' to the average user."

I hereby give my consent for the above statement to be quoted and attributed to me in any literature and/or prospectus to be used in a planned public stock offering by AngelBase Technologies Corporation (ATC), provided such offering is done in compliance with securities laws.

I hold a B.S. in Computer Science and Electrical Engineering from MIT, and I completed the course work for a Masters in Computer Science at MIT. I am presently am a consulting software engineer N.D.C. Systems, Irwindale, California.

Signed and Dated:

Donald M Erway 15-Oct-2002

I, Dean Guida, am an expert who previously evaluated the AngelBase technology invented by Mark Emerson. I prepared the following statement of my findings:

"AngelBase holds the potential to revolutionize the computer industry through a massive paradigm shift which fundamentally changes the manner in which computer systems are programmed and used. The paradigm shift is from a process-driven, static system to a data-driven, dynamic system. It took me several hours to understand this paradigm shift, but once I saw it, it became crystal clear. The new methods introduced by Mr. Emerson are extremely powerful, and hold the potential to drastically reduce software development time and costs, dramatically empower computer users and increase computer performance. The AngelBase metaphor will enable both technical experts and ordinary computer users to better understand important information science issues. To my knowledge nothing like AngelBase exists even on the drawing boards of any company. If successfully implemented and marketed, AngelBase could become the industry standard, gradually replacing existing database platforms, and AngelBase Technologies Corporation could emerge as the computer industry leader."

I hereby give my consent for the above statement to be quoted and attributed to me in any literature and/or prospectus to be used in a planned public stock offering by AngelBase Technologies Corporation (ATC), provided such offering is done in compliance with securities laws.

I hold a BA Degree in Business and BS in Systems Analysis from the University of Miami and am presently CEO of Infragistics Corporation in East Windsor. Infragistics is a leader in providing a broad infrastructure of reusable presentation layer components essential for the creation of next generation web-based applications and XML Web services utilizing .NET, COM, and Java. (See Infragistics.com)

Signed and Dated:

Dean Guida

Dean Guida
President & CEO
Infragistics

10-21-02

Consent of Expert

I, Bret Huggins, am an expert who previously evaluated the AngelBase technology invented by Mark Emerson. I prepared the following statements of my findings:

"AngelBase is more than a database: it is an information synthesis system. AngelBase integrates global information access, complex data structuring and computation into a concise, yet practical entity. This expanded capability is not achieved by narrowing the user community to trained specialists; indeed, just as it expands the technical horizon, AngelBase also expands user accessibility."

"It seems to me that the AngelBase architecture is itself the key to breaking the barrier to truly general purpose parallel computing. This is because each transaction can potentially spawn a large number of angels, and each angel instance is a small, independent process that can be quickly assigned to its own separate processor . Mark's design for the AngelMachine hardware effectively supports the complex problems of shared, distributed resources, data access, inter processor communication and scalability. I am impressed with the design, and I believe it can reasonably be expected to achieve the long sought goal of massive parallelism."

I hereby give my consent for the above statements to be quoted and attributed to me in any literature and/or prospectus to be used in a planned public stock offering by AngelBase Technologies Corporation (ATC), provided such offering is done in compliance with securities laws.

I studied Physics and Chemistry at U.C. Berkeley, but shortly before completing my degree was offered (and accepted) a position in the Berkeley Electrical Engineering Department. I am presently employed as a software engineer at Alcatel Corporation, Calabasas, California.

Signed and Dated:

Bret Huggins 10/14/2002

Adrian Juncosa

From: Mark Emerson <mark@angelbase.com>
To: Juncosa, Adrian
Sent: Tuesday, October 15, 2002 10:50 AM
Subject: consent form

Hi Adrian,

Please print, sign and date this consent and fax it to 818-999-9465 asap. Thanks,

Mark

////////////////////

Consent of Expert

I, Adrian Juncosa, am an expert who previously evaluated the AngelBase technology invented by Mark Emerson. I prepared the following statement of my findings:

"The biggest obstacle to realizing the full potential benefit of computer technology is the difficulty in directing applications to do what the user wants. With each new round of updates, we are constrained to function ever more narrowly through pathways determined by designers who are inexperienced with the diversity of end uses. A change in the foundation of the edifice, the database system, is needed and inevitable. AngelBase promises to bring to the user the transparency and background accessibility that is needed, and clearly incorporates technical principles that will make this possible. My lifelong acquaintance with Mark has consistently shown that he realizes goals once set, and I have no doubt he and his team will do so with AngelBase."

I hereby give my consent for the above statement to be quoted and attributed to me in any literature and/or prospectus to be used in a planned public stock offering by AngelBase Technologies Corporation (ATC), provided such offering is done in compliance with securities laws.

I hold a Ph.D. in Botany from Duke University, and a B.A. in biology from Harvard, and am presently an independent biological consultant.

Signed and Dated:

Adrian Juncosa
15 October 2002

Tony Karrer

From: Mark Emerson [mark@angelbase.com]
Sent: Tuesday, October 15, 2002 10:59 AM
To: Karrer, Tony
Subject: consent form

Importance: High

Hi Tony,

Please print, sign and date this consent and fax it to 818-999-9465 asap. Thanks,

Mark

////////////////////////

Consent of Expert

I, Anthony S. Karrer, am an expert who previously evaluated the AngelBase technology invented by Mark Emerson. I prepared the following statement of my findings:

"AngelBase brings a conceptual framework to a powerful modeling language. The key innovation is the expressiveness and rigor of the data model and the conceptual framework that supports this model. Other database products force the user to build hand-crafted pieces of code to describe rules directly expressible in the AngelBase model. The net result: not only is the model in AngelBase easier to understand, but it is much less likely to contain errors. AngelBase users will be able to visualize and understand data because of contextual information. Users can formulate questions interactively. Most data will be immediately available to the user. This creates the possibility of data interaction, where users view and manipulate data in order to understand it. AngelBase will improve performance both in the storage required and in the amount of data the must be transmitted across the network. The concept of catalogs in AngelBase is quite revolutionary. This concept allows the database to know what will eventually be viewed by the user. I am greatly excited about the possibilities that AngelBase has for achieving better quality, lower cost software systems."

I hereby give my consent for the above statement to be quoted and attributed to me in any literature and/or prospectus to be used in a planned public stock offering by AngelBase Technologies Corporation (ATC), provided such offering is done in compliance with securities laws.

I hold a Ph.D. in Computer Science from USC and am currently CEO and CTO of TechEmpower, Inc, El Segundo, California, a successful IT consulting company which I founded and which currently has 35 employees (see TechEmpower.com). At the time when I evaluated AngelBase, I was Assistant Professor of Computer Science at Loyola Marymount University, Los Angeles.

Signed and Dated:

10/15/2002

USC
UNIVERSITY
OF SOUTHERN
CALIFORNIA

School of Engineering

Computer Science
Department

Consent of Expert

I, Dennis Mcleod, am an expert who previously evaluated the AngelBase technology invented by Mark Emerson. I prepared the following statement of my findings:

"A key breakthrough in AngelBase is the information organization technique, which provides unified access to data and 'meta-data' (data describing the meaning and structure of information), and allows database manipulation to be 'meta-data driven'. Further, the AngelBase metaphor unifies and simplifies database management and its connection with information communication and sharing in an application system."

I hereby give my consent for the above statement to be quoted and attributed to me in any literature and/or prospectus to be used in a planned public stock offering by AngelBase Technologies Corporation (ATC), provided such offering is done in compliance with securities laws.

I hold a Ph.D. in Computer Science from MIT and am currently Professor of Computer Science at the University of Southern California.

Signed and Dated:

Oct. 16, 2002

Dennis McLeod

Professor
Computer Science Department

Strategic Scientist
Integrated Media Systems Center

University of Southern California
Los Angeles, CA 90089-0781

E-mail: mcleod@usc.edu
Telephone: (213) 740-4504
Fax: (213) 740-5807

University of
Southern California
Henry Salvatori
Computer Science
Center, Room 300
941 West 37th Place
Los Angeles,
California 90089-0781
Tel: 213 740 4494
Fax: 213 740 7285
web page:
http://www.usc.edu/dept/cs/

Consent of Expert

I, Eitan Sadeh, am an expert who previously evaluated the AngelBase technology invented by Mark Emerson. I prepared the following statement of my findings:

"AngelBase provides application development with powerful high level tools. It will make it possible for the first time for end users, who are the domain experts, to directly develop or extend applications to suit their needs. AngelBase allows dynamic changes by the user to the application's behavior at runtime, which opens new horizons in computing. Design through prototyping, ability to play "what-if" games to tune the application, and other techniques, which are currently very difficult to achieve, will become reality."

I hereby give my consent for the above statement to be quoted and attributed to me in any literature and/or prospectus to be used in a planned public stock offering by AngelBase Technologies Corporation (ATC), provided such offering is done in compliance with securities laws.

I hold a Ph.D. in Electrical Engineering from the University of Minnesota and am currently both an independent software consultant as well as Adjunct Professor of Computer Science at California State University at Fullerton.

Signed and Dated:

[signature] 10-19-02

Consent of Expert

I, James Wray, am an expert who previously evaluated the AngelBase technology invented by Mark Emerson. I prepared the following statement of my findings:

"AngelBase has the earmark of a real watershed in software understanding. By identifying subtleties of the software problem space, and providing a handle to explicitly deal with these subtleties, AngelBase removes, a priori, sources of error, confusion and ambiguity. The result is a robust and yet flexible framework fit to define and tackle the mega software problems of the future. I have been associated with AngelBase as an advisor almost since its inception and must say the evolution and maturity of the project, with its limited resources, has been extraordinary."

I hereby give my consent for the above statement to be quoted and attributed to me in any literature and/or prospectus to be used in a planned public stock offering by AngelBase Technologies Corporation (ATC), provided such offering is done in compliance with securities laws.

I hold a Ph.D. in Physics from Syracuse and am currently on the staff of Optical Physics Company, Calabasas, California, doing algorithm design and software implementation of laser optics devices. I have twenty years experience in software development and management, and eight faculty years up to Associate Professor of Physics, at several universities.

Signed and Dated:

James H Wray 10/15/02

Consent of Expert

I, Charles Young, am an expert who previously evaluated the AngelBase technology invented by Mark Emerson. I prepared the following lengthy statement of my findings:

<beginning of statement>

We stand in the midst of the information age. Administrators, managers and executives at all levels of business find the substance of their careers to be the inputing, accessing and structuring of data. Yet, for all this, and despite the PC revolution, surprisingly little progress has been made in the field of database management systems (DBMS) in the last 25 years. Hardware has become orders of magnitude more powerful, to be sure, but the vast majority of businesses use relational databases (a technology older than the personal computer itself) or even more archaic hierarchical or network DBMS. The reality is that there has been little headway made in DBMS since the 1970's.

Ridiculous? Not at all. Consider the situation at corporations across America (and the world). We find (broadly speaking) three classes of users: call them inputers, accessors and organizers. While there is frequent overlap in individual users (especially in smaller businesses), this is a reasonable functional partitioning for the purposes of our discussion. Let us consider each in turn, and their relationship to the nefarious "system":

1. INPUTERS

We find these users mainly in production, quality, research, shipping and especially accounting. They are generally mid- to low-level employees primarily concerned with actual physical output of product. As such, one of the chief indices of their efficiency is their ability to "cut through the red tape" or "get around the system". They have little to no insight into the DBMS structure, and correspondingly little appreciation of the contextual significance of their input. The opaque DBMS is a hindrance to their quest, which is simply to get stuff done. One example would be a production data entry clerk putting dummy values into a "vendor i.d." field because the i.d. has not been assigned by accounting. Or again, consider a research engineer dealing directly with production, vendors and outside contractors to meet a deadline on prototype development, letting the riders, invoices etc. backlog until he has time to create and input them - if he ever gets the time.

2. ACCESSORS

These are administrators, managers and executives throughout any corporation, especially in marketing/sales. They are the ones the system is meant to serve. Yet they spend most of their time managing information on their own desktop PCs. The tool of choice in this noble endeavor is the ubiquitous spreadsheet. Despite the fact that spreadsheets are loosely structured, highly corruptible and totally unsophisticated, accessors fall back on them time and again. They can't wait around for Computer Operations (a.k.a. MIS) to produce reports to their specifications. They can't tolerate the abysmal aesthetic quality of such reports in any case. Finally, they have neither the time, inclination nor (generally) the expertise to upgrade the system to meet their expanding information needs - until the situation reaches critical mass and they are forced to become organizers despite themselves (see below). Until this happens (if at all), it is not uncommon to see whole departments run on the basis of these parallel spreadsheet "databases". Think of all those marketing administrators tracking sales redundantly with the system in order to facilitate "easy reporting".

3. ORGANIZERS

This user class is comprised of domain experts, upper management, analysts and programmers. These are the people in charge of the structure of the business model on the one hand, and the implementation of a corresponding information model on the other hand. Ideally, the information model precisely reflects the business model. Unfortunately, organizers find this impossible to achieve given their fiscal and temporal constraints. Older Hierarchical and Network DBMS too primitive to reflect the business model would cost too much to upgrade - that's why these systems are still in use. Newer Relational and Object DBMS would just require too much procedural code to keep them in strict adherence to reality. So the organizers leave sections of the business model out (keeping all those category 2 users busy compensating with their spreadsheets) or worse, alter the business model to comply with the limitations of their platform (alienating category 1 users who find the system inconsistent with the realities of their jobs). Generally, organizers focus the majority of their energies on the one dimension indispensable to all aspects of business - money. The inability of organizers to offer broader support to other users tends to foster a bunker-like mentality - especially in that subset known as "computer people" (the analysts and programmers). These folk become almost petulant at the general lack of appreciation of "their system".

So there it is. Everywhere we find an adversarial relationship between the system (and those who design and support it) and the rest of the company. We find incredible duplicity of effort and lost productivity. But worse than the redundancy is the absence of global, company-wide access to all that information. The left hand seldom has any idea what the right hand is doing.

Again and again these users, frustrated by the inadequacies of "the system", fall back on spreadsheets. Why? Because in a spreadsheet, DATA STRUCTURE IS READILY APPARENT. Simple as they are, a given spreadsheet is easy to understand for this very reason: structure is not buried in programming code.

Which brings us to AngelBase.

In AngelBase, there is a strict, clean partition between data structure and data access. Data integrity is inherent in the system and entirely independent of the way in which data is input, edited or summarized. As a result, the information model is no longer process driven. In fact, in AngelBase, there is no procedural programming AT ALL. The structure of the information model and all rules relating to that model are totally explicit. This is all achieved through an ingenious metaphor in which elements of data are "chunked" hierarchically according to their degree of commonality. For example, a top level metaphor structure might group all business entities as "parties", with lower structures further differentiating between "people" and "organizations", "customers" and "vendors", and so forth. This neat "leveling", combined with other innovations, means that any degree of logical complexity is supported. AngelBase will be the first DBMS to fully support all business models without a line of code.

Since data integrity is no longer tied to access, users will now be free to view and edit data according to their own local needs (subject to their authority). They will define their own ways in which to view data;

the platform will ensure that each view is consistent with logical structure, and placed in the proper global context. All users will be able to summarize data at will - dynamically, on line. No more queries, no more batch jobs, no more system downtime. Further, authorized users can alter the very structure of the information on line. Application development will now consist of thoroughly understanding the business model, then simply implementing the change. The information model will thus stay in constant sync with changing business realities.

The result of AngelBase's dynamism will be unprecedented empowerment of all classes of users. From the top to the bottom of the corporate food chain, people will be thrilled to use not "the system" but "our system". Inputers will find their activities accurately modeled and actively supported. Accessors will be able to get the information they need any way they want. And organizers will be able to focus on evolving better ways of doing business, implementing those changes, and analyzing the same. The adversarial relationship between user and system will be no more. There will be an end to separate databases tracking information concurrently with or exclusive of the company's DBMS.

This may all seem too good to be true, but it probably isn't. The many innovations presented in the AngelBase Technical Treatise make it quite feasible. It will be challenging to create but eminently doable, thanks to a very workable project management plan. AngelBase will (and has) attracted top quality people to its design team - as a programmer it's difficult to think of a more exciting venture. What's needed now is the financing and time to get it built. The result will be the most powerful, most efficient DBMS on the market.

But this is not just a revolution in information technology, but a revolution in the way business is done. The market potential for this software is staggering; it goes way beyond DBMS. Good old spreadsheets form a trivial subset of possible AngelBase applications. Future revs should make it the best word processor on the market, with limitless cross-referencing, complete dictionaries, etc. AngelBase's attention to the importance of graphs brings CAD (Computer Aided Design) to mind. Music and video data types will eventually be supported. The only limitation on the future of AngelBase will be the imaginations of its designers.

At the moment, AngelBase is the product of one designer, and there doesn't seem to be much limit to his imagination. I've known Mark Emerson for 20 years. His scientific brilliance is aptly demonstrated in his technical treatise, his entrepreneurial acumen in his business plan. As these qualities stand on his work alone, I will attest here only to his boundless energy, impeccable ethics, warm heart and expansive mind. I consider AngelBase to be a towering work of the human spirit. It came from a towering spirit.

So let's build it already!

<end of statement>

I hereby give my consent for the above statement to be quoted and attributed to me in any literature and/or prospectus to be used in a planned public stock offering by AngelBase Technologies Corporation (ATC), provided such offering is done in compliance with securities laws.

I am an expert in database theory and an independent database consultant. I was a National Merit Scholar and a Physics major at U.C. Berkeley for two years.

Signed and Dated: 10/20/2002

Exhibit 10

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

CONSENT TO SERVICE OF PROCESS

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, corporation (a corporation, partnership or limited liability company organized under the laws of the State of California), (an individual), (other ________) hereby irrevocably appoints the Commissioner of Corporations of the State of California, or the Commissioner's successor in office, to be the undersigned's attorney to receive service of any lawful process in any noncriminal suit, action or proceeding against the undersigned, or the undersigned's successor, executor, or administrator which arises under the California Corporate Securities Law of 1968 or any rule or order thereunder after this consent has been filed, with the same force and validity as if served personally on the undersigned.

For the purpose of compliance with the Corporations Code of the State of California, notice of the service and a copy of the process should be sent by registered or certified mail to the undersigned at the following address.

Angel Base Technologies Corporation

(Name and Address)

5011 Stony Creek Rd. Suite 326 Culver City, Calif 90230

Dated: October 21, 2002.

By [signature] Mark Lawrence Donald Emerson

Title CEO

State of California)
County of LOS ANGELES)

On OCT 21 2002 before me, (here insert name and title of the officer), personally appeared MARK LAWRENCE DONARD EMERSON personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature [signature] (Seal)

Any certificate of acknowledgement taken in another state shall be sufficient in the State of California if it is taken in accordance with the laws of the place where the acknowledgement is made.

ARTHUR ONO
Commission # 1374901
Notary Public - California
Los Angeles County
My Comm. Expires Sep 15, 2006

Exhibit 11

STATE OF CALIFORNIA

Department of Corporations

CUSTOMER AUTHORIZATION OF DISCLOSURE OF FINANCIAL RECORDS

Pursuant to Corporations Code Section 25134 and Government Code Sections 7470 and 7473, any financial institution, wherever situated, possessing financial records of the sale of

common stock, securities qualified for sale
Name or Title of Securities

under the Corporate Securities Law, by

Angel Base Technologies Corporation
Name of Applicant seeking qualification of securities under the Corporate Securities Law

is hereby authorized to disclose to the California Department of Corporations records of the sale of the above-named qualified securities whether such records relate to accounts which have been closed, accounts which are currently maintained, or accounts which are hereafter established.

This authorization is effective as of the date of execution and shall remain effective until five years after the expiration or revocation of the qualification of the above-named securities, including renewals of such qualification.

This authorization may not be revoked.

The terms used in this authorization shall have the definitions contained in the California Right to Financial Privacy Act (*Government Code Section 7460 et seq.)* and the Corporate Securities Law (*Corporations Code Section 25000 et seq.)*.

The above-named applicant has duly caused this authorization to be signed on its behalf by the undersigned, thereunto duly authorized.

Executed on October 21, 2002, at Culver City, CA

Angel Base Technologies Corporation
Name of Applicant

Department of Corporations File Number

By [signature]
Chief Executive Officer
(Title)

QR 500.259 (Rev. 2/01)

Exhibit 12

AngelBase Technologies Corporation

Listing of Directors and Officers

21-October-2002

Mark Laurence Donald Emerson (51),
Chief Executive Officer, Chief Financial Officer and Director
AngelBase Technologies Corporation
5011 Stony Creek Road Suite 326
Culver City, CA 90230

Mr. Emerson's is currently and has been for the past seven years been working full time on the business of the Company and its predecessor company, Information Resonance Corporation.

David Laurence Emerson (23),
Corporate Secretary and Director
AngelBase Technologies Corporation
5011 Stony Creek Road Suite 326
Culver City, CA 90230

Mr. Emerson is currently working part-time on business of the Company and part-time substitute teaching in private high schools and middle schools. He previously was a full-time student, and worked part-time as a software developer.

Allen S. Horwitz (46),
Director
AngelBase Technologies Corporation
5011 Stony Creek Road Suite 326
Culver City, CA 90230

Mr. Horwitz is currently an executive in a small telecommunications and networking company, and has previously done sales, marketing and technical work for larger telecommunications and networking companies.

Richard Neff Hubbard (55),
Director
AngelBase Technologies Corporation
5011 Stony Creek Road Suite 326
Culver City, CA 90230

Mr. Hubbard is currently a free-lance editor and writer, and was previously the associate editor of a magazine.

Exhibit 14a

AngelBase

Projection of Profitability within Two Years

2003/1/27

Item	Win 03	Spr 03	Sum 03	Fall 03	Win 04	Spr 04	Sum 04	Fall 04
Public Offering Proceeds	80,000	130,000	150,000	180,000				
Revenues:								
Registered AngelBase Client Software					10,000	75000	150000	250000
Registered Data Village Usage					3,000	20000	50000	100000
AngelBase Server Software					5,000	40000	100000	180000
Economic Transaction Services						5000	15000	40000
Application License Tracking Service						2000	10000	25000
Total Revenues	0	0	0	0	18,000	142,000	325,000	595,000
Expenses:								
Public Offering Expenses:								
Advertisements for offering	3,000	3,000	3,000	3,000				
Seminar Costs, including travel	500	1,000	1,000	1,000				
Commissions to consultant (non-agent)	4,320	7,020	8,100	7,560				
Total Public Offering Expenses	7,820	11,020	12,100	11,560				
Compensation:	33,500	33,500	49,500	64,500	67,500	72,500	82,500	102,500
Operations (excl compensation):								
Office Rent	5,000	5,000	5,000	5,000	5,000	5,000	10,000	10,000
Utilities, Telephones	300	300	300	600	1,200	2,000	4,000	6,000
Travel and Car Expense (excl offering)	2,500	2,500	2,500	2,500	2,500	4,000	10,000	20,000
Computers, Software and Internet	2,000	2,000	10,000	2,000	2,000	5,000	10,000	20,000
Miscellaneous	1,000	1,000	1,000	1,000	1,000	2,000	4,000	10,000
Total Operations	10,800	10,800	18,800	11,100	11,700	18,000	38,000	66,000
Marketing Expenses				25,000	50,000	75,000	100,000	200,000
Debt Repayment:								
Loan for filing fee	1,300							
Credit Card Payoff		2,000	2,000	2,000				
Debt to IRC	17,500	21,000						
Total Debt Repayment	18,800	23,000	2,000	2,000				
Total Expenses	70,920	78,320	82,400	114,160	129,200	165,500	220,500	368,500
Cash on hand at end of quarter	9,080	60,760	128,360	194,200	83,000	59,500	164,000	390,500
Quarterly Profit (loss) bef taxes	(70,920)	(78,320)	(82,400)	(114,160)	(111,200)	(23,500)	104,500	226,500
Federal Corporate income tax							24,005	71,585
California Corporate income tax	800				800		9,238	20,023
Quarterly Profit (loss)	(71,720)	(78,320)	(82,400)	(114,160)	(112,000)	(23,500)	71,257	134,892

See assumptions on next page.

Assumptions Made in Projection of Profitability within Two Years

1. Public offering proceeds are assumed to be raised in a fairly steady manner throughout the year that the 25113(b)(1) permit is in effect. The Company intends to conduct steady advertising of the investment opportunity and to schedule regular seminars for investors. It is assumed that most investments will come from individuals who attend the seminars.

2. Based upon our fabulous success implementing AngelBase System 1 with our development team of three people, it is assumed that we will have similar successes implementing Systems 2, 3, 4, and 5, and that we will be ready for AngelBase product release in Winter Quarter 2004.

3. Increases in compensation the last two quarters of 2003 reflect the addition of a web master and a graphic designer to the staff. Additional increases in compensation during 2004 reflect the addition of marketing and clerical support staff. Compensation is conservative, and assumes that individuals will be motivated to work in exchange for a combination of cash plus stock options. Some individuals will be working on a part time basis. All work is assumed to be done on a contracting basis, and not in the form of direct employment.

4. It is assumed that the steady advertising for the investment offering (shown under "Advertising for offering") will have an important secondary effect, aside from raising investment funds. Namely, it will draw the attention of significant numbers of people to AngelBase. While only a small percentage of such people are likely to invest, much larger numbers of such people are likely to take an interest in AngelBase, join our email list as we are in the development stage, and be ready to try the free AngelBase Client when the product is released (at System 5). This, coupled with additional advertising (included under "Marketing Expenses"), will result in an immediate demand for product upon its release. As people discover the great power of AngelBase by using the free client, and their databases expand in size, complexity and usage, they will be required to register their clients and their data villages, resulting in revenues. AngelBase client usage will create a natural demand for AngelBase servers, as well as the Economic Transaction and Application License Tracking services.

5. Revenue projections are necessarily arbitrary (as are <u>any</u> revenue projections of <u>any</u> new product). However, AngelBase represents a fundamental new technology that experts agree challenges an existing market of $100 billion in database software. Projected annual revenues in 2004 of just over a million dollars for such a new technology is therefore assumed to be quite conservative. Actual results could be significantly higher.

Exhibit 15

STOCK OPTION

AngelBase Hardware Incentive for Mark Emerson

Mark Laurence Donald Emerson:

This Stock Option ("Option") is hereby issued by AngelBase Technologies Corporation ("ATC"), a California Corporation, to you as an incentive to implement and market AngelMachine hardware. This Option is issued in connection with the reorganization of Information Resonance Corporation ("IRC") into ATC wherein the share conversion rate is 5.4 shares of ATC per share of IRC. This Option represents the transfer to ATC of an existing option you have to purchase shares of IRC.

This Option entitles you to purchase nine million seven hundred twenty thousand (9,720,000) common shares of ATC at the exercise price of two thousandths of a cent ($0.00002) per share, for a total price of $194.40, but this Option can only be exercised in the event that you develop a working implementation of an AngelMachine (as defined in Definition 3 herein below), <u>and</u> the AngelMachine is a major breakthrough (as defined in Definition 4 herein below), <u>and</u> the target AngelMachine revenues are reached (as defined in Definition 5 herein below).

It is noted that you are also known as Mark Laurence Emerson and as Mark L. Emerson.

<u>Definition 1</u>: "*AngelBase*" is the database technology described in the following documents:

1. United States Patent Number 5,778,370;
2. *AngelBase Technical Treatise*, copyright 1996 by IRC;
3. *Technical Note on AngelBase Houses and Lattices*, copyright 1997 by IRC;
4. *Executive Introduction to AngelBase*, copyright 1998 by IRC.
5. The *AngelBase Demo*, copyright 2002 by IRC, as preserved on CD as of the approximate date hereof.
6. *Specification for Primordial AngelBase*, copyright 2002 by IRC.

<u>Definition 2</u>: The phrase, "*AngelBase owner*" shall refer to the entity which owns AngelBase. This is anticipated to be ATC upon transfer of the technology in connection with the reorganization of IRC into ATC.

<u>Definition 3</u>: An "*AngelMachine*" shall mean any hardware implementation of AngelBase developed under your supervision which contains at least one hundred (100) processors that operate in parallel to execute an arbitrary, complex, single-user database transaction.

Definition 4: The phrase "*the AngelMachine is a major breakthrough*" shall be implicitly defined as follows: The reason for the implicit definition is that it is difficult to foresee the future conditions that might become relevant for an explicit definition to be meaningful. As of the date hereof, no computer capable of performing arbitrarily complex database transactions has ever been built that runs by means of more than a few processors operating in parallel. When a massively parallel computer (MPC) is achieved, which (a) is capable of performing arbitrarily complex database transactions, (b) contains at least 100 processors that operate in parallel on the same single-user database transaction, and (c) performs, when compared with another state of the art computer (SAC) whose single processor (or small number of processors) are of similar capacity to each of the MPC's 100 or more processors, at a multiple of the SAC's performance, where such multiple is at least two thirds times the ratio of the MPC's number of processors to the SAC's number of processors, the MPC will represent a *major breakthrough*. As an example to clarify (c) above, if the MPC has 200 processors, and the SAC has 2 processors, then MPC must perform at least 67 times as fast (2/3 times 200/2). The implicit condition of the above-quoted phrase is that either (a) the AngelMachine is the first machine to achieve such a major breakthrough, or (b) if the first machine to achieve such a major breakthrough is produced by someone other than you then it is based upon AngelBase and the concept of allocating multiple angels to multiple processors. In the event that the first machine to achieve such a major breakthrough is implemented by someone other than you by means entirely independent of AngelBase, then the above-quoted phrase shall be false and this stock shall be void.

Definition 5: The phrase, "*the target AngelMachine revenues are reached*" shall mean that a period of twelve (12) consecutive months occurs wherein the total revenues, which are derived from any and all AngelMachines, and which are received by the AngelBase owner, are (for the entire 12-month period) at least twenty seven million dollars (US$27,000,000).

In the event of a stock split, reverse stock split, stock dividend, reorganization or recapitalization affecting the number of shares of common stock outstanding, the number of shares purchasable and the exercise price shall be proportionately revised so as to fairly and equitably preserve your option to purchase shares under the terms intended by this Option.

In the event of a reorganization (such as a spin-off) wherein the common shareholders receive shares of another company, you shall receive an option to purchase proportionate shares in such other company so as to fairly and equitably preserve your option to purchase shares under the terms intended by this Option.

This Option has no expiration date.

Upon demonstration to the AngelBase owner that (1) the AngelMachine is a major breakthrough, and (2) the target AngelMachine revenues are reached, you may exercise this Option.

Upon exercise of this Option, you may designate the party in whose name the stock shall be issued.

This Option is not an employment contract and shall not be construed to make you an employee of the AngelBase owner.

Dated the 16 day of October, 2002.

AngelBase Technologies Corporation

By: [signature]
Member of the Board of Directors

By: Richard N. Hubbard
Member of the Board of Directors

Exhibit 16

AngelBase Technologies Corporation

Director Compensation Plan

The members of the board of directors of AngelBase Technologies Corporation ("ATC"), with the exception of Mark Laurence Donald Emerson (whose compensation is separate), shall be compensated as follows.

Compensation shall be by options to purchase common shares of ATC stock at the *exercise price* of $.0001 per share.

The *effective share price* (as opposed to the exercise price) shall be the most recent share price for which ATC stock has been sold to investor(s) for cash.

For attendance at ATC meetings (whether in person or via telephone), compensation shall be at the rate (in shares per hour) of $200/hour divided by the effective share price (in dollars per share).

For travel time to and from ATC meetings, compensation shall be at the rate (in shares per hour) of $50/hour divided by the effective share price (in dollars per share).

For ATC work, off-line from meetings, compensation shall be at the rate (in shares per hour) of $100/hour divided by the effective share price (in dollars per share), unless alternative compensation arrangements exist for such work.

In addition to compensation for actual work, general compensation for holding the responsibility of board membership shall be at the rate (in shares per month) of $100/month divided by the effective share price (in dollars per share).

Directors shall periodically invoice ATC, and invoices shall include dates for each charge which may be needed for determining the effective share price.

Periodically, and upon demand of any director, ATC shall issue an option in payment of outstanding invoices.

Options issued under this plan shall have no expiration date, shall be transferable in the event of any form of restructuring or reorganization so as to preserve the director's option to purchase shares, and shall not be regarded as employment contracts.

This Director Compensation Plan has been duly adopted by resolution of the board of directors.

David Laurence Emerson — 16 Oct '2'

David Laurence Emerson, Secretary — Date

Exhibit 17

AngelBase Technology Transfer Agreement

This AngelBase Technology Transfer Agreement ("Agreement") is hereby made on 16-October-2002 by and between Information Resonance Corporation, a California corporation ("IRC") and AngelBase Technologies Corporation, a California corporation ("ATC") in connection with the reorganization of IRC into ATC for the purpose of transferring the AngelBase technology (defined herein below) from IRC to ATC.

It is understood by the parties that prior to executing this Agreement, the only material asset of IRC is the AngelBase technology, that IRC has debts estimated at $38,500, and that the proportionate distribution of shares in both corporations is identical. This transfer of AngelBase from one corporation to the other corporation therefore preserves the equity interest of each IRC shareholder.

The *AngelBase technology* is defined as the database technology invented by Mark Laurence Donald Emerson and described in the following documents:

1. United States Patent Number 5,778,370, Mark L. Emerson, inventor;
2. *AngelBase Technical Treatise*, copyright 1996 by IRC;
3. *Technical Note on AngelBase Houses and Lattices*, copyright 1997 by IRC;
4. *Executive Introduction to AngelBase*, copyright 1998 by IRC.
5. The *AngelBase Demo*, copyright 2002 by IRC, as preserved on CD as of the approximate date hereof.
6. *Specification for Primordial AngelBase*, copyright 2002 by IRC.

In consideration of $38,500, IRC does hereby sell, assign, convey, transfer, and deliver to ATC the entirety of the AngelBase technology, including the patent.

In consideration of the above transfer of the AngelBase technology, ATC agrees to pay $38,500 as soon as such payment can practicably be made by ATC.

It is understood by the parties that when the $38,500 has been paid to IRC and IRC's debts have been discharged, IRC will be dissolved.

It is noted that Mark Laurence Donald Emerson is also known as Mark Laurence Emerson and as Mark L. Emerson. It is understood by the parties that Mr. Emerson previously assigned all his rights in AngelBase to IRC in exchange for IRC shares, and that due to an error by an attorney, that assignment was not recorded on the AngelBase patent. ATC intends to file an Assignment of Patent with the United States Patent and Trademark Office as soon as practicable to show ATC as the assignee on the patent.

Signed and Dated:

Information Resonance Corporation

By: Mark Laurence Donald Emerson — 16 October 2002
Mark Laurence Donald Emerson, CEO — Date

AngelBase Technologies Corporation

By: Mark Laurence Donald Emerson — 16 Oct 2002
Mark Laurence Donald Emerson, CEO — Date

We, a majority of the directors of IRC, do certify that the above-executed Agreement has been approved by a unanimous resolution of the IRC board of directors, with concurrence by proxy of Bret Huggins, IRC director.

Mark Laurence Donald Emerson — 16 October 2002
Mark Laurence Donald Emerson, IRC director — Date

Allen S. Horwitz — 16 October 2002
Allen S. Horwitz, IRC director — Date

Richard Neff Hubbard — 16 October 2002
Richard Neff Hubbard, IRC director — Date

Exhibit 18

INTERDEPARTMENTAL CORRESPONDENCE

HUGHES

Subsidiary of
GM Hughes Electronics Corporation

TO: M. L. Emerson (SC/S64/B490)
ORG:

c: W. R. Hamor (SC/S64/B490)
R. J. Benhabib (SC/S64/A421)

DATE: November 18, 1992
REF:

SUBJECT: **Data Base Management System having Data Village: Request for Determination that Invention is "EXEMPT"**

FROM: W. J. Streeter
ORG: 68-95-70
BLDG: C1 M/S: A126
LOC: CO PHONE: 568-6088

Section C of the EMPLOYEE STATEMENTS AND AGREEMENTS that you signed when you became an employee of Hughes Aircraft Company ("Hughes") provides that with the exception of "EXEMPT" inventions, any and all inventions, including developments and discoveries, whether or not patentable, which you may conceive or first reduce to practice, either alone or with others during the period of your employment by Hughes shall be the sole and exclusive property of Hughes and shall be promptly disclosed to Hughes in writing.

Section C of the EMPLOYEE STATEMENTS AND AGREEMENTS also provides that inventions that you consider to be EXEMPT shall be disclosed to Hughes for the purpose of determining such issues as may arise.

You have disclosed to Hughes an invention that you consider to be EXEMPT. The invention has been disclosed on the attached page entitled "DESCRIPTION OF DATA BASE PLATFORM INVENTION" by Mark Laurence Emerson, 28 July, 1992.

You have represented to Hughes that:

(a) no equipment, supplies, facilities or trade secret information of Hughes was used for the invention;

(b) the invention was developed entirely on your own time; and

(c) the invention did not result from any work performed by you for Hughes.

At such time as Management concurs with the foregoing representations, as indicated by their signatures below, this IDC will constitute a determination that your invention described on the attached page is an EXEMPT invention as defined in the EMPLOYEE STATEMENTS AND AGREEMENTS and in Section 2870 of Article 3.5 (INVENTIONS MADE BY EMPLOYEE) of the Labor Code of the State of California.

Corporate Patents & Licensing

CONCURRENCE:

W. R. Hamor, Supervisor

R. J. Benhabib, Senior Scientist/Engineer

DESCRIPTION OF DATA BASE PLATFORM INVENTION

BY MARK LAURENCE EMERSON

28 July, 1992

My invention provides a three layer general purpose platform for data management. The layers are the data model, the data values, and the data views. The data model defines the structure of the data, the data values contain the data, and the data views are the ways that the user looks at the data.

The data model is defined by creating a *data village*. The data village consists of a network structure of *houses* and *junctions* which are connected to each other by *tracks*. The network structure is defined and modified graphically on the screen. Each house is divided into *rooms* of two kinds: a single *living room* and multiple *galleries*. The rooms hold the actual data in the system. Each room contains a two dimensional *table* with *records* along the vertical dimension and *fields* along the horizontal dimension, and with the individual cells within the table containing the data. It is commonplace for data experts to create something called an entity-relationship diagram. My network of houses and tracks corresponds roughly to a traditional entity-relationship diagram, with the entities being the houses and the relationships being the tracks. However, a traditional entity only contains a single table, while my houses contain both living room tables and gallery tables. Additionally, junctions provide for certain unusual types of connections between houses that are not included in traditional approaches. The living-room/gallery concept is original and provides for efficient summarization of data in a variety of ways. The junction concept is also original and removes several data modeling barriers inherent in the traditional approach.

The data values all exist in a precisely defined context. The records in the living room have a precise relationship to the records in the galleries of the same house and to the records in the rooms of all parent and child houses in the network. The data village can be configured to enforce data integrity rules on the data it contains.

The data views are provided by *doorways*. Each room has one or more doorways, each of which provides a view of the data in the room. Doorways have four aspects: a *record ordering*, a *record selection*, a *layout with context* and an *editor*. While the tables in the rooms establish the *values* of the data, they do not establish any particular *ordering* of the records. The record ordering is defined by the doorway through which the records are viewed. A record selection is a subset of the records in the room which are either highlighted or displayed exclusively of the other records. Record selection is achieved by filters with Boolean logic on fields and by manual selection by clicking with the mouse. The layout of the data on the screen, including the graphical placement of fields, is determined by the doorway. All layouts give the complete context of the data in terms of its ancestral records from superior houses in the network. The editing facilities in a doorway permit the user to insert, modify, and delete data in a manner that rigorously ensures data quality. The concept of separating the doorways facilities (order, selection, layout, and editing) from the structural aspects of the data as expressed in the rooms, houses, and tracks, is original and provides for better visibility into the data, ease of use, and reduced software development costs. Traditional relational database queries are not needed in this system because the questions that they answer for the user can be more easily and more intuitively answered by the use of filters and chains of filters from doorways in connected houses, an approach which is also original.

The means of implementation is highly original, utilizing object-oriented techniques. Efficiency is achieved in the *storage* of data through extensive normalization. Efficiency is achieved in the *calculation* of results by doing most calculations incrementally as data is modified, rather then in mass at the time that a query is processed. When a question is asked about the data, the answer is usually already there, and simply needs to be displayed. The system provides for creation of most application systems without programming. When programming is occasionally necessary, it will be done by creating descendants to objects already in the system, via object-oriented programming techniques.

End of description.

Exhibit 8a

AngelBase Prospectus --Introductory Page 1

Note: This is a high risk investment. The angelic artwork is for your enjoyment but conveys nothing about the investment opportunity. When making an investment decision, please disregard the artwork.

Looking for an Extraordinary Investment Opportunity in This Uncertain Market?



Angel Jessica

AngelBase is it.

AngelBase Technologies Corporation is offering its common stock for sale directly to the general public in California. This entire web site comprises the Prospectus.

AngelBase Technologies Corporation is a California corporation which is also referred to herein as (1) "the Company", (2) "ATC", and (3) "we" or (in other grammatical cases) "us", "our", and "ours".

AngelBase™ is a profound, new, patented computing paradigm.

The Company anticipates that AngelBase is going to redefine the entire $600 billion computing industry, from bottom to top...from microchips to global systems...and that this mind-boggling new technology will dramatically improve the way people use computers and the way computers work.

The Company anticipates that in less than two years, people all over the world will begin ***computing with angels*** ...and that this will usher in a huge, Light-filled transformation that significantly uplifts human society. The AngelBase opportunity is **vast.**

Furthermore, we believe AngelBase is destined to succeed regardless of whether this uncertain market emerges in favor of the bulls or the bears.

You are invited to purchase our stock.

Minimum Investment: $540

Projected Investment Returns – unless funds are lost due to high risk	
4-year return	Two-fold (200%)
7-year return	Thirty-five-fold (3,500%)
10-year return	Two-hundred-fold (20,000%)
Click here to see how these numbers were calculated.	

"AngelBase holds the potential to revolutionize the computer industry through a massive paradigm shift which fundamentally changes the manner in which computer systems are programmed and used... The new methods introduced by Mr. Emerson are extremely powerful, and hold the potential to drastically reduce software development time and costs, dramatically empower computer users and increase computer performance... To my knowledge nothing like AngelBase exists even on the drawing boards of any company. If successfully

Details of the offering are as follows:

Stock offered:
240,000 common shares.

Price:
$2.25 per share.

Minimum investment:
$540.

Maximum amount of offering:
$540,000.

Please be aware that the investment risks are high. However, the projected returns are extraordinary: two-fold (200%) in four years, thirty-five-fold (3,500%) in seven years, and two-hundred-fold (20,000%) in ten years. Because of the high investment risks, please do not invest more than you can afford to lose. We anticipate a tremendous success. However, in the event that we are unsuccessful, we do not want any of our investors to face economic hardship.

This offering is made exclusively in California and is **void outside California. Investors must access this web site within California and complete the entire investment transaction within California.** Reading or otherwise accessing this web site from outside California is strictly prohibited. If you are outside California, please click here now to exit this web site.

Other investment restrictions apply which may limit the dollar amount that certain individuals may invest--these restrictions are described elsewhere in this Prosepectus.

This public stock offering is qualified by permit in California by the California Department of Corporations. No stock brokers or agents are involved.

THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF THESE SECURITIES.

Public offering permit issued under Section 25113(b)(1) of the California Corporations Code. File #3092996/9794 (call 213-576-7514 to confirm). Effective date: ?????. Expiration date: ?????.

The United States Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any prospectus. These securities are exempt from federal registration under 15 USC 77c(a)(11), the intrastate exemption. However, the Commission has not made an independent determination that these securities are exempt from federal registration.

implemented and marketed, AngelBase could become the industry standard, gradually replacing existing database platforms, and AngelBase Technologies Corporation could emerge as the computer industry leader."

--Dean Guida, CEO, Infragistics Corporation, East Windsor, New Jersey (Infragistics.com)

"The key innovation is the expressiveness and rigor of the AngelBase model and the conceptual framework that supports this model. Other database products force the user to build hand-crafted pieces of code to describe rules directly expressible in the AngelBase model. The net result: not only is the model in AngelBase easier to understand, but it is much less likely to contain errors. AngelBase users will be able to visualize and understand data because of contextual information. Users can formulate questions interactively. Most data will be immediately available to the user. This creates the possibility of data interaction, where users view and manipulate data in order to understand it. AngelBase will improve performance in both data storage and network transmission... I am greatly excited about the possibilities that AngelBase has for achieving better quality, lower cost software systems."

--Anthony Karrer, Ph.D., CEO and CTO of TechEmpower, Inc, El Segundo, California (TechEmpower.com); formerly Assistant Professor of Computer Science at Loyola Marymount University, Los Angeles

What are the angels doing?

AngelBase has been theoretically described, endorsed by many experts and patented (US Patent 5,778,370). AngelBase is being implemented in a series of "systems," called System 1, System 2, etc. As of January 2003, AngelBase System 1 is complete and has passed rigorous testing (we have excellent reason to believe that the System 1 is 100% bug-free). We are currently using System 1 to implement System 2. By the time we get to System 5, AngelBase will be complete. We anticipate that AngelBase will be completed and launched into the marketplace during Winter 2004..

If you are an investor who believes that a strong connection with God is important in business, *you will* be pleased to know that all the members of our AngelBase Team are spiritual people. While religious affiliations vary among us, we are each devoted to the principles of unconditional love, high integrity, meditation, prayer, Spirit guidance, Divine abundance, and trust in God. And some of us even believe in angels!

When AngelBase got its name back in 1993 here in the City of Angels, we weren't thinking about baseball at all. Now, nine years later, we are amazed by the outcome of the 2002 World Series! We think it's a good sign for AngelBase!

Note: There is no relationship whatsoever between AngelBase Technologies Corporation and any baseball league or franchise. Any name similarity is purely coincidental.

Would you like to learn about this amazing investment opportunity?

You don't need to be a computer expert to appreciate the significance of AngelBase and to reap the rewards of a wise investment in AngelBase. However, you will need to do some **reading.** The AngelBase opportunity is a substantial matter that cannot be presented in a few quick "sound bites" or a few brief web pages.

Most investment prospectuses are dull, dry and boring. As a general rule, they are read mainly by investment professionals and attorneys. We think that is old fashioned. We think that is **not** in the best interest of ordinary investors. We **want** you to read our Prospectus (rather than dismiss it as boring). We **want** you to make an informed investment decision (rather than be mesmorized by a stock broker's zeal to earn a commission on your investment).

We have tried to make this AngelBase Prospectus (which IS this web site) beautiful, inpiring and interesting to read. After you have read it, if you like what we are offering and you are in California, you may purchase our stock directly from us, without going through a stock broker.

Before you arrive at our Prospectus Home Page (where you will find a complete Prospectus Menu), we would like to lead you through a series of five additional Introductory Pages. This will give you a grounded overview of the AngelBase opportunity

Click at the bottom of this page to go to Prospectus Introductory Page 2.

before you go exploring the rest of this Prospectus on your own.

To make things more fun, we have named two of the angels in our Prospectus. Angel Jessica appears at the top of this page and on each of the Prospectus Introductory Pages. When you arrive at the Prospectus Home Page, you will meet Angel Veronica, who can guide you on a tour of the rest of this Prosectus.

Please note that the artistic images herein are for your enjoyment, but are **not** intended to communicate anything about the actual investment opportunity. **When making an investment decision, please rely upon the text in this Prospectus and DISREGARD the artwork.**

Please click at the bottom of this page to see Prospectus Introductory Page 2.

Thank you for your interest in AngelBase. Blessings to you and all your dear ones.

Now....have fun!

Sincerely,

Mark Laurence Donald Emerson,
CEO, AngelBase Inventor, and
Chief Angel

ChiefAngel@angelbase.com



AngelBase Technologies Corporation
4921 La Calandria Dr.
Los Angeles, California 90032
323-223-4260

This Web site has been tested for use on Netscape 4.73 and above and on Microsoft Internet Explore 4.0 and above. Other browsers may produce unintended results. **This Prospectus is only valid when viewed on a browser that produces the intended results.**

Prospectus Web site team:

- Prospectus design, writing and programming by the Chief Angel.
- Artistic images by Erial (spiritualcommunication.net).
- Additional programming and QA by David Emerson.



Click Here
to go to
Prospectus
Introductory
Page 2.

Skip Intro Pages--jump to
Prospectus Home Page.

Note: This is a high risk investment. The angelic artwork is for your enjoyment but conveys nothing about the investment opportunity. When making an investment decision, please disregard the artwork.

We will start with the big picture.



Angel Jessica

We must explain the existing situation in the computing industry and how the Company anticipates that AngelBase will transform it. To make it fun, we tell it like a story. The story is about how the *computing monster* emerged on our planet, and how the *angels* will transform it with historic consequences. Indeed, we believe the AngelBase paradigm shift will impact our civilization as significantly as the shift from the horse and buggy to the automobile.

Once Upon a Time (in 1945), a New Phenomenon Began on Planet Earth.

Over the past half-century, a vast cultural phenomenon has arisen on this planet that profoundly impacts the way most people live. It's called **computing**.

The computing phenomenon is based upon a complex fabric of technological concepts and designs. These concepts and designs range in quality from the brilliantly ingenious (at best), to the smart, to the average, to the mediocre, to the downright stupid and ugly. (If you've ever been frustrated by a computer, you have probably encountered the stupid and ugly.) These concepts and designs have been developed by a great diversity of people, with a wide range of abilities and motivations, in many different places and settings, and at varying times spanning the past 58 years. Billions of man-hours have been spent in the process.

The general-purpose computer was invented in 1945 by John von Neumann at Princeton University. In the early decades, hardware was expensive and extremely limited in its processing power. The systems built were fairly small. In the 1960s, it was typical for a software project team to build **everything**, including the operating system, ordinary functions like long

"AngelBase has the earmark of a real watershed in software understanding. By identifying subtleties of the software problem space, and providing a handle to explicitly deal with these subtleties, AngelBase removes, a priori, sources of error, confusion and ambiguity. The result is a robust and yet flexible framework fit to define and tackle the mega software problems of the future. I have been associated with AngelBase as an advisor almost since its inception and must say the evolution and maturity of the project, with its limited resources, has been extraordinary."

--James Wray, Ph.D., Physicist, Optical Physics Company, Calabasas, California

---

"AngelBase sits at a technological crossroads, providing a new vision of information systems scalability. AngelBase is a database platform, but it is designed to be integrated with operating systems as

division, the language compiler and all the aspects of the application program.

The early decades created a **legacy**. This legacy was comprised not only of systems, software, hardware and data, but also of **attitudes and mindsets.** Back then, nobody could possibly have imagined what the future held. No one forsaw desktop computers with gigabyte memories, the rise of the Internet or feature-length computer-animated films.

As systems were designed in the early decades without this understanding of what the future might hold, many limitations got built into the systems, **and also into the mindsets of computer experts.** Some of these limitations arose from economic constraints imposed by the hardware. But other limitations arose from constrained thinking and constrained vision.

In the later decades, as the economic constraints were reduced and hardware became more powerful, it became feasible to build much larger and more complex systems. But with these larger systems, it was no longer possible for the project team to build all the components of the system. Instead, **there was an ever increasing reliance on the existing legacy.** Rather than building the operating system, the programming team selected an existing operating system and used that, even if it had problematic weaknesses. Programmers in the later decades inherited outdated (and often bad) designs from the earlier decades. And even when these designs were known to be weak, managers rarely had the courage or the resources to replace them with something better.

The Computing Monster Emerged.

The overall result is that, over the past half century, the computing phenomenon has grown into a massive, global hodgepodge of technology, data, attitudes and beliefs. We have a name for this massive hodgepodge...we call it the *computing monster.*

Why do we call it a "monster"? Because, although computers **do work**, they simply **don't** work nearly as well as they **ought** to...especially when you consider the hundreds of billions of dollars of effort that have gone into the whole thing. The sad truth is that the computing phenomenon is riddled with frustrations and inadequacies that arise primarily because of bad designs. Many of these bad designs **could** have been corrected if industry leaders had had the courage to do so. What often happened instead was that industry titans replicated the bad designs on a massive scale and marketed them to a public that didn't really understand what was happening.

Actually, it's amazing that computers work at all. And why **do** they work? Mainly because, amidst the many bad designs, there are a few **good** designs. Without these good designs, the computing monster would simply stop breathing, roll over and die!

Most of the good designs at the heart of the computing phenomenon are the work of geniuses. Fortunately, many geniuses have graced the computer industry with their beautiful concepts and designs

...with operating systems as well, incorporating multi-agent technology. This new wave of integrated technology will significantly surpass existing commercial database engines in terms of performance, customizability and the ability to manage complexity."

--Frederic Andres, Ph.D., Associate Professor of Computer Science, Distributed Processing Research, Software Research Division at the National Institute of Informatics (NII), Tokyo, Japan

---

"The biggest obstacle to realizing the full potential benefit of computer technology is the difficulty in directing applications to do what the user wants. With each new round of updates, we are constrained to function ever more narrowly through pathways determined by designers who are inexperienced with the diversity of end uses. A change in the foundation of the edifice, the database system, is needed and inevitable. AngelBase promises to bring to the user the transparency and background accessibility that is needed, and clearly incorporates technical principles that will make this possible. My lifelong acquaintance with Mark has consistently shown that he realizes goals once set, and I have no doubt he and his team will do so with AngelBase."

--Adrian Juncosa, Ph.D., independent biological consultant, Truckee, California

---

"One of the innovative features of AngelBase is its information structure, which allows both user-data and meta-data (which describe the structure and knowledge of the data) to be

(some of which are quite exquisite). However, these geniuses have all made their contributions in some particular field or niche. Until now, **nobody has dared** to take on the computing monster in its large-scale totality and in a practical manner that has a reasonable chance of market success.

Absent a large-scale "attack" on the computing monster in its totality, some extremely important, fundamental problems of computing have remained unresolved... problems that cannot be resolved without such an "attack." Two examples:

Fundamental problem 1: In the software arena, complex business applications (capable of running, say, an airline or a bank) have never been built in such a manner that their functionality can be **dynamically evolved** (while running) by their **users** (rather than by programmers). Such a system would have an enormous beneficial impact on business.

Fundamental problem 2: In the hardware arena, all the general-purpose computers ever built in the past 57 have been *von Neumann machines* that run essentially on a **single processor** (a Pentium chip is a processor). No general-purpose computer has ever been built that breaks the *von Neumann barrier* with, say, **1,000 processors** that all work in parallel on the same transaction.

input to the system. Such an information structure can provide semantic clues for query optimization, orderly data schema extension, and reduction of costs in application software maintenance."

--Wesley W. Chu, Ph.D., Professor of Computer Science, UCLA, Los Angeles, California; past Chairman of the department.

Click Here to go to Prospectus Introductory Page 3.

Skip Intro Pages--jump to Prospectus Home Page.

Note: This is a high risk investment. The angelic artwork is for your enjoyment but conveys nothing about the investment opportunity. When making an investment decision, please disregard the artwork.

What is AngelBase (broadly speaking)?



Angel Jessica

AngelBase is an awesome, holistic re-architecting of the computing phenomenon.

AngelBase is a carefully planned, immensely practical, friendly "attack" on the computing monster. The Company anticipates that AngelBase will lovingly transform the monster into a beautiful constellation of millions of *angels*. We believe AngelBase will redefine the computing industry, profoundly impacting most computing technologies and markets. AngelBase solves the two fundamental problems of computing that were described at the bottom of Introductory Page 2.

The computing paradigm of today is analogous to the old transportation paradigm of the horse and buggy. The Company anticipates that the paradigm shift to AngelBase will be as significant to the computer industry as the shift to the automobile was for the transportation industry.

At its root, AngelBase is a fabulous new *database technology*. In the overall scheme of the computing phenomenon, database technology sits roughly at the middle level. And this middle level is (by far) the most technologically **vulnerable** area in the entire industry. AngelBase capitalizes on that vulnerability by introducing a massive paradigm change in what databases are all about.

But the implications of this paradigm shift stretch both upward and downward from the middle level. The AngelBase paradigm redefines the industry **upward**, significantly impacting *application systems, the Internet* and *global systems*. And it redefines the industry **downward**, significantly impacting *operating systems, computer hardware* and *microchips*.

"What spreadsheets did for tabular, financial calculations, AngelBase promises to do for all business applications. Namely, to empower the users to define what they see on the screen, and how they interact with the system to get their jobs done. AngelBase makes this power accessible, by presenting the user with a simple graphical way to examine and manipulate the meta-data which dynamically define their application. AngelBase makes this power safe, by ensuring that the higher levels of data integrity, (global/corporate/group), are always enforced. AngelBase appears to have the components required to make that breakthrough of bringing the power of 'programming' to the average user."

--Donald M. Erway, independent software consultant, N.D.C. Systems, Irwindale, California

---

"A key breakthrough in

Software First, Hardware Later.

AngelBase is **first** being created as software that runs on existing machines. Targeted platforms are Windows/PC, Macintosh and Unix/Linux.

AngelBase is being implemented in a series of "systems", called System 1, System 2, System 3, System 4 and System 5. Each system is being built upon its predecessors. System 5 will be the finished AngelBase system.

System 1 became fully operational in January 2003. We anticipate completing the systems on the following schedule:

System 1: **Done** (Jan 2003)
System 2: Spring 2003
System 3: Summer 2003
System 4: Fall 2003
System 5: Winter 2004

When System 5 is completed (i.e when AngelBase itself is finished), we will launch the following products and services:

1. Free AngelBase Client Software
2. Registered AngelBase Client Software
3. Registered Data Village Usage
4. AngelBase Server Software
5. AngelBase Economic Transaction Services
6. AngelBase Application License Tracking Service.

A detailed discussion of these products and services and the revenue streams they will produce appears elsewhere in this Prospectus.

After we have established strong financial results from AngelBase sales, we intend to create the first hardware implementation of AngelBase, called the AngelMachine™, which is a massively parallel machine. The Company anticipates that the AngelMachine will achieve the long-sought goal of breaking the "von Neumann barrier," which will fundamentally redefine the entire computer hardware industry. We expect to build AngelMachines with more than 1,000 processors.

We do not intend to go into the hardware manufacturing business, but to instead license the AngelMachine architecture to existing microchip and computer manufacturers. This will introduce another product:

7. AngelMachine Hardware Technology Licenses.

AngelBase is endorsed by experts.

Thirteen experts have examined AngelBase and filed endorsements. Nine of them hold PhDs, and several are (or were) professors of computer science. These experts have reviewed the theoretical documents describing AngelBase and have concluded that it represents a major breakthrough in database technology. Many of the expert endorsements appear in the right-hand columns of these Prospectus

AngelBase is the information organization technique, which provides unified access to data and 'meta-data' (data describing the meaning and structure of information), and allows database manipulation to be 'meta-data driven'. Further, the AngelBase metaphor unifies and simplifies database management and its connection with information communication and sharing in an application system."

--Dennis Mcleod, Ph.D., Professor of Computer Science, University of Southern California, Los Angeles, California

---

"It seems to me that the AngelBase architecture is itself the key to breaking the barrier to truly general purpose parallel computing. This is because each transaction can potentially spawn a large number of angels, and each angel instance is a small, independent process that can be quickly assigned to its own separate processor. Your design for the AngelMachine hardware effectively supports the complex problems of shared, distributed resources, data access, inter processor communication and scalability. I am impressed with the design, and I believe it can reasonably be expected to achieve the long sought goal of massive parallelism."

--Bret Huggins, software engineer, Alcatel Corporation, Calabasas, California

---

Introductory Pages. When you arrive at the Home Page of this Prospectus, you will have access to all the endorsements, together with the credentials of the experts.

We rejected a buyout attempt.

During 2000, a small aerospace company with about 20 employees, whose CEO understood the power of AngelBase and its patent, engaged in significant discussions with the Company. They were interested both in using AngelBase internally to gain a competitive advantage in achieving their own aerospace business goals, and also in expanding their business beyond aerospace by selling AngelBase software to a broader spectrum of business customers.

Many meetings were held over a period of five months, and strong interest was expressed in providing multi-million dollar funding to implement AngelBase. A contract draft evolved over many iterations. However, the negotiations ultimately broke down when it became clear that they wanted to acquire outright, 100% ownership of AngelBase, including the patent. Our Board of Directors voted to discontinue the discussions. Why? Because we believe AngelBase is worth **billions.** (Hundreds of billions, actually, as is projected herein in the section on investment returns.)

AngelBase System 1 is a technical success.

On January 25th, 2003, AngelBase System 1 was demonstrated to a group of people, including several experts on our Technical Advisory Board. The experts signed a joint confidential statement documenting the achievement of System 1. A small non-confidential passage is excerpted here:

> *"This...is to confirm that we have each witnessed a demonstration of AngelBase System 1, that it is operational, and that it represents a significant milestone in the AngelBase project.*
>
> *"...The manner in which AngelBase System 1 was created is analogous to 'DNA' being inserted into a 'cell' and bringing it to 'life.'*
>
> *"...System 1 is the first operational step on the road to implementing AngelBase. ...Since the 'angels' in AngelBase represent high-level abstract rules which are stated in a complex language, called the Angel Language, a firm foundation for implementing and evolving the Angel Language (and the angels themselves) is crucial to the implementation of AngelBase. System 1 clearly establishes that foundation. The ease and success with which System 1 became operational bode well for the implementation of Systems 2, 3, 4 and 5 and the rapid completion of AngelBase itself.*
>
> *"AngelBase System 1 is a significant*

achievement."

--Lubomir Bic, Ph.D.,
Professor of Information and Computer Science and Chairman of the Computer Science Department, University of California at Irvine

--Eitan Sadeh, Ph.D.,
independent software consultant and Adjunct Professor of Computer Science at California State University at Fullerton

--James Wray, Ph.D.,
physicist, Optical Physics Company, Calabasas, California

--Bret Huggins,
software engineer, Alcatel Corporation

Another professional in attendance emailed the following synopsis of the meeting:

"What became clear to me at yesterday's demo of AngelBase System 1, Mark, is that as you have approached the obstacles to success, answers and solutions have delivered themselves to your front door when you were ready for the solutions to appear. Astounding how Spirit works, is it not? And that is what I have become most impressed with--the workings here of Spirit and your ability to accept those workings.

"Your audience contained a full-spectrum of people, from scientists to teenagers, from computer mavens to Internet newbies. The reviews were unanimous--what we all saw was impressive, to say the least. A day later, I am in a state of mild shock and I keep asking myself, did I actually see what I thought I saw? Did I see the most powerful, yet elegantly simple, software development tool on the planet? I feel that I have now become one of those people who witness an historic event, a watershed in human history, and spend years attempting to fully explain the significance of what they participated in.

"Oh how the historians will memorialize that day! 'There upon a wind-swept peak that looked down upon the entire Los Angeles basin, a man and his sons labored tirelessly, inspired by unseen forces and encouraged by family, friends, and small investors. For it was there that the foundations of modern computing were to be laid upon that solid bedrock known as the AngleBase Technology.' "

--Larry Zehnder,
engineer, Raytheon Company

Note: This is a high risk investment. The angelic artwork is for your enjoyment but conveys nothing about the investment opportunity. When making an investment decision, please disregard the artwork.

AngelBase Will Create a Profound, Light-Filled Cultural Change.



Angel Jessica

Let's look at an example.

Consider the information system used by a hotel chain. Many of the hotel employees make regular use of the system as they do their jobs. But they cannot change the way the system works. The only people who can do that are programmers. **Users are required to accept the system as it is.** This has a profound effect on how they do their jobs.

If a hotel worker has ideas for improving the way she does her work...ideas for serving customers better...ideas for saving time or resources...and those ideas require a change in the way the information systems works, **she is stuck.** Because users of the system can't change the way the system works. Only programmers can do that.

Thus, in a fundamental way, hundreds of millions of workers around the world who use information systems as a central part of their job function are "slaves" to those systems.

The rhythm of change in today's information systems is painfully slow.

There is an extreme need in the business world today for systems to change and evolve rapidly. Systems need to change in response to ideas that users have for improving the way they do their work. Systems need to change in response to shifts in markets and the business climate. Systems need to change in response to the demands of customers.

But the reality today is that systems change slowly.

Changing the system is a large, expensive, time-consuming undertaking for programmers. Then, users must often be re-trained on the new system.

"The result of AngelBase's dynamism will be unprecedented empowerment of all classes of users. From the top to the bottom of the corporate food chain, people will be thrilled to use not 'the system' but 'our system'....

"This may all seem too good to be true, but it probably isn't. The many innovations in the AngelBase Technical Treatise make it quite feasible...What's needed now is the financing and time to get it built. The result will be the most powerful, most efficient DBMS on the market.

"This is not just a revolution in information technology, but a revolution in the way business is done . The market potential for this software is staggering; it goes way beyond DBMS...The only limitation on the future of AngelBase will be the imaginations of its designers.

"At the moment, AngelBase is the product of one

users must often be re-trained on the new system when it is delivered. And there is often a disconnect in communication between users who understand what is needed and programmers who are unfamiliar with those needs. The system always comes out the way the programmers conceive that it should be, rather than the way the users conceive that it should be.

This difficulty even affects the government securities regulators who are reading this web site to make sure it conforms to securities laws, in order to protect prospective investors like you. These attorneys and accountants must use the government information systems they are given--systems they cannot change. They are intelligent people who undoubtedly have good ideas for improving their systems in order to get their securities regulation job done better--if only they could change the systems themselves!

With AngelBase, the rhythm of change in information systems will be extremely rapid--systems will change every day.

After an AngelBase information system is initially completed by programmers and released into the user community at our example hotel, the hotel workers have the power to change and evolve the system as it is running. Users who are expert in a particular domain (such as reservations, or marketing, or maintenance, or accounts payable) can make changes in the system in order to implement improvements in their job functions. When the system changes, users won't need to be re-trained, because they will have created the changes in the system themselves, and they will be proud of what they have done.

If an accounts payable worker named Susie makes an improvement in the system, her co-worker, John, might see it and say, "Suzie, I like that change you made, can you send me a copy of the change?" Then John can also utilize the improvement. If it's a good one, then others will get interested. Pretty soon, the accounts payable manager will adopt it for the whole department. On the other hand if someone makes a change that doesn't work out so well, it will simply be abandoned. If the accounts payable manager has an idea for improving her department's working relationship with the maintenance department, then she can get together with the maintenance manager, and the two of them can work together to make the necessary changes in the system. This kind of phenomenon is impossible in today's information systems.

The Company anticipates that AngelBase will unlock the creativity in system users, and turn them from "slaves" of the system into "masters" of the system. This will represent a profound cultural change that will affect business and industry in a very big way. It will also change the way people feel about themselves.

A master is <u>happier</u> than a slave.

designer, and there doesn't seem to be much limit to his imagination. I've known Mark Emerson for 22 years. His scientific brilliance is aptly demonstrated in his technical treatise, his entrepreneurial acumen in his business plans. As these qualities stand on his work alone, I will attest here only to his boundless energy, impeccable ethics, warm heart and expansive mind. I consider AngelBase to be a towering work of the human spirit. It came from a towering spirit."

--Cyril Charles Young, independent database consultant, Oklahoma City, Oklahoma

---

"The five years that I have been associated with Mark Emerson in the AngelBase endeavor have been a delightful experience for me. We have had good-spirited arguments, but we were always able to come to some compromise which was acceptable to both of us. I have found Mark to be one of the most honest and honorable, ethical and moral individuals that I have ever encountered. These characteristics together with the merits of his invention provide a secure foundation for his future success."

--Robert E. Malm, Ph.D., patent attorney, Pacific Palisades, California

---

Note: This is a high risk investment. The angelic artwork is for your enjoyment but conveys nothing about the investment opportunity. When making an investment decision, please disregard the artwork.

The Potential Reward for Success with AngelBase Is Leadership of the Computer Industry.



Angel Jessica

We have a revolutionary marketing plan.

When AngelBase is released, the Company intends to place great emphasis on rapidly obtaining endorsements from thousands of PhDs, professors and senior technology professionals all over the world. We believe this will be pretty easy to do with email. After all, with very little effort and no working product, we obtained incredible endorsements from thirteen experts, and that was about half of the people we approached. Why is it so easy? Because computer experts are extremely curious about a fabulous new technology that fundamentally redefines computing...and when they take a look, AngelBase delivers! No other product has ever been marketed on the basis of unprecedented endorsements from the computer science intelligentsia.

We intend to market AngelBase to the "grass roots" first, and to the big players later. We intend to get millions of small-time users interested in AngelBase. We will use inexpensive, email-based, non-spam, "opt-in" mass marketing to attract computer users world-wide to our website. From our website, users will have the opportunity to learn about AngelBase and download the the software free of charge in unregistered form (like Shareware). However, as databases get larger, more complex and busier, users will have to register AngelBase, and that is one of several ways we plan to make money.

The Company anticipates that a rich diversity of AngelBase applications will be developed and marketed via the AngelBase Marketing Network (AMN), a newtork marketing system that redefines multi-level marketing. The AMN will ultimately be used to reach the big players in the industry and to penetrate deeply into the $100 billion database-related market. The AMN is described elsewhere in this Prospectus.

"AngelBase provides application development with powerful high level tools. It will make it possible for the first time for end users, who are the domain experts, to directly develop or extend applications to suit their needs. AngelBase allows dynamic changes by the user to the application's behavior at runtime, which opens new horizons in computing. Design through prototyping, ability to play "what-if" games to tune the application, and other techniques, which are currently very difficult to achieve, will become reality."

--Eitan Sadeh, Ph.D., independent software consultant and Adjunct Professor of Computer Science at California State University at Fullerton

---

"I've known Mark for 12 years. We've been neighbors, raised kids together, and most importantly watched each other grow.

What if we are in a long-term bear market?

Well...if this is a bear market, and the bears continue to prevail past 2005, we believe that will actually help us penetrate the $100 billion database-related market.

In a broad sense, a bear market reflects widespread disappointment with the status quo. It indicates weakness in existing paradigms. Indeed, it signals that the time is ripening for a major paradigm change. And that means **opportunity** for things that can significantly improve the paradigm. We believe a bear market would create the **perfect situation** for AngelBase to become an unprecedented success.

AngelBase is anticipated to deliver a huge paradigm change that impacts not only the computer industry, but also every other industry that utilizes computers (i.e. virtually all industries).

We plan to release AngelBase in 2004. By 2005, we expect to be gaining significant momentum in our marketing. But if we're in a bear market in 2005, why would that would work in favor of our success?

A depressed economic climate eventually forces executives to make **fundamental changes** in the way they do business...changes that significantly improve productivity, cost savings, customer service, market share and profitability...changes they might have been **afraid** to make in better times...changes they will be **forced** to make in difficult times. AngelBase will deliver what is needed. We believe that executives who would otherwise never have considered ***computing with angels*** will begin doing so in order to keep their jobs. That is bullish for AngelBase, even in the midst of the bears.

And if there is a bull market 2005, that is also bullish for AngelBase.

Either way, the Company anticipates that the angels will open the hearts of executives all over the world.

And that is bullish for the civilization on this planet.

We anticipate a large-scale success.

The Company anticipates that AngelBase will bring a change that is so powerful and Light-filled that it simply cannot be stopped by computer industry titans who are deeply vested in the technological status quo.

The $100 billion database-related market is **extremely vulnerable.** It is largely based upon 30-year-old technologies with extremely severe limitations. For 30 years, nobody has really done anything about it. Enter AngelBase...a patented technology that targets that vulnerability in a profound way.

Our pricing will be reasonable and we believe that our powerful marketing will gradually create a situation in the industry where competitors are faced with licensing AngelBase from us or losing market share.

"While as an actor I certainly don't feel qualified to discuss the technical aspects of AngelBase, I can however speak to the total commitment of mind, body and soul that Mark has given to his dream. He has given himself totally to his mission, and I mean totally. It is his life, his reason to be. I believe in the power of dreams and more importantly, I believe in Mark Emerson. I have backed up that belief by investing money in the company and fully expect to be tremendously rewarded for this faith.

"While no one can say for certain what the future may bring, I happen to think that Mark's vision will be a big part of that future."

--Paul Linke, actor, Los Angeles, California

"The AngelBase metaphor provides a unified, powerful and coherent means for users to access and conceptualize data within a new information model... Much of AngelBase is quite unique and intriguing--a real paradigm shift in computing. AngelBase gives problem solving specialists the possibility to implement their ideas directly into a computer. This opens new perspectives for the use of computers..."

--Didier H. Besset, Ph.D., independent database consultant, Genolier, Switzerland

---

"Expert critics who fail to grasp the significance of AngelBase don't recognize that its greatest power is that it is holistic. Doctors who reject non-allopathic medicine suffer from a similar misunderstanding. To create genuine health, one must recognize that all the elements of the body are holistically integrated.

AngelBase Technologies Corporation expects to emerge as the industry leader:

- We anticipate that by 2006 (in four years), AngelBase will be the rising star.
- We anticipate that by 2009 (in seven years), AngelBase Technologies Corporation will be challenging Microsoft, IBM, Oracle, Intel, Dell, Sun, Hewlett Packard and others for the leadership of the industry.
- We anticipate that by 2012 (in ten years), the current "horse-and-buggy-like" information paradigm will be in decline, and AngelBase will begin to dominate the computer industry.

The AngelBase paradigm is expected to eventually dominate all of the following:

- microchips
- machines of all sizes (from laptops to super computers)
- operating systems
- database platforms
- Web sites (replacing http with abtp)
- application systems of all sizes (from stand-alone personal applications to massively complex, globally integrated business systems).

AngelBase will also fundamentally redefine how financial transactions are done over the Internet, which we anticipate will impact the banking industry.

AngelBase is designed to holistically integrate all the elements of a computer system, and that has never been done before."

--Lubomir Bic, Ph.D., Professor of Information and Computer Science and Chairman of the Computer Science Department, University of California at Irvine

Note: This is a high risk investment. The angelic artwork is for your enjoyment but conveys nothing about the investment opportunity. When making an investment decision, please disregard the artwork.

Please Make a Well-Informed, Financially-Responsible, Spiritually-Focused Investment Decision.



Angel Jessica

This Prospectus contains much of the information you need to make an informed investment decision:

- broad discussion of our vision
- high level description of the AngelBase technology
- comparison of AngelBase with existing technology
- endorsements from experts
- products and their revenue streams
- marketing strategy
- company
- people
- character references
- history of the project
- finances
- outstanding shares and options
- risk disclosure
- calculation of potential investment returns (2x, 35x and 200x)
- investment instructions and stock purchase agreement

However, this Prospectus does **not** include a detailed discussion of the AngelBase technology itself. If you are potentially interested in investing, but are skeptical about whether the technology can achieve what we are claiming it can, then you will need to attend one of our **AngelBase Seminars.** The seminars are presented by the Chief Angel (Mark Emerson).

Attendance at the seminars is free, but there are two prerequisites. First, in order to save precious time at the seminar, we request that attendees read this entire Prospectus before attending (we recommend taking Angel Veronica's tour...you will meet Veronica on the next page). Second, attendees are required to sign a non-discosure agreement.

The seminar will get somewhat technical. However, the

"I am writing to vouch for the outstanding character of Mark Emerson, whom I have known for 35 years.

"Mark and I were classmates in junior high, high school and as undergraduates at UCLA. His intellectual brilliance was obvious back in our school days, as he frequently asked penetrating questions in class that challenged the teachers and revealed their own lack of understanding. I see this same deep intellect, now very mature, challenging the entire computer industry, revealing its vulnerability. Mark's keen ability to express complex ideas with clarity, was also evident back in school. With this same communication skill, Mark is now persuading industry experts with PhD's that AngelBase is the future direction of the entire software industry. I am extremely confident about the AngelBase project. I was among the initial AngelBase investors, and have also made additional investments on two later

technical information will be presented in a manner that is comprehensible to intelligent laymen. Indeed, one of the goals of AngelBase is to make technical things more accessible to non-technical people....to bridge the gap between technical and non-technical.

After reading this Prospectus, attending the seminar, and meeting the Chief Angel, you should be in a position to determine whether or not our projections of two-fold, thirty-five-fold and two-hundred-fold investment returns have any merit to them and to properly assess the investment risks.

The risk is high, so please invest with balance.

Since the implementation of AngelBase is not yet complete, we do not yet have any product sales, and we certainly have no profits. Therefore, investing in AngelBase stock at this time is **not** like investing in the stock of an established, profitable company. If you were to buy Microsoft stock, its value might go up or down, but you could be confident of selling it at a later time for real money. However, investing in AngelBase stock at this time is more like **gambling**. If we succeed, then you could win big; but if we fail, then your stock would become worthless. ***Please do not invest more than you can afford to lose.***

We are profoundly committed to the AngelBase dream. We are extremely serious about creating a huge mega-success that brings extraordinary returns. In this Prospectus, we make optimistic "forward looking statements" that describe our vision, intentions and anticipated results in glowing terms. We genuinely believe these statements will prove to be true, and we state them as if they are definitely going to happen. This is a success principle called "affirmation," and a spiritual principle called "affirmative prayer." However, we cannot guarantee results. As the future unfolds, some of our statements might prove to be untrue. Therefore, ***please follow some spiritual investment advice from the angels:***



Balance the dream of success with financial caution. Whatever dollar amount you invest, invest it into the Light with all your heart, believing and praying it will help to make the world a better place and will come back to you multiplied many times over. But make certain it's not so much money that you would suffer a hardship if it took longer than you expected to get your returns or if you lost your investment entirely.

We have some suggestions for your <u>process</u> of examining and evaluating this investment opportunity.

As you read this Prospectus, we strongly encourage you to integrate the fullness of your **mind** with the fullness of your **heart**. Try to understand everything you possibly can with your intellect, and then fill in the

occasions.

"I have always known Mark to be a person who truly cares. He cares about people, about life and about ideas. Mark views the AngelBase project as a work that is intended to benefit humankind, while at the same time bringing large returns to AngelBase shareholders. He is a level-headed man of extraordinary strength, enthusiasm, persistence and sincerity. During the course of the AngelBase project, I have watched him make great personal sacrifices and struggle through hardships that would have collapsed most ventures of this kind. And in the midst of all that, he was always smiling, kind and caring, showing deep concern for me, and my family. One time he came to my home to pick up an investment check. As I read and signed the paperwork, Mark sat on the sofa with my kids and gave them a math lesson. They all seemed to be having a lot of fun together. There was another time when he asked me for money, but it was tax time and I was not able to invest. I felt bad about that, because I strongly believe in the work he is doing.

"I wholeheartedly endorse Mark Emerson as a friend, as a technology innovator, as a business leader, and as a man of the highest integrity."

--Bernard Weintraub, M.D., pulmonary specialist, Santa Monica, California

---

"Mark Laurence Emerson is someone that I can recommend as having very high integrity and ethics. I have known Mark since 1990, and from the moment we met, I knew he was a man I could trust. Over the past eight years we have become great

gaps with your heart.

Let your mind fit as much "sense" together as it can. Let your skeptical intellect ask tough questions, and search for reasonable answers. Email or telephone the Chief Angel if you can't find the answers you want. Come to one of our AngelBase Seminars. But eventually the time will come for your intellect to just "let go" and for your heart take over. See if AngelBase makes your heart smile. :)

Please make your investment decision when you are centered, clear and peaceful. You might want to meditate first. You might want to pray about it. Whatever you do, please make your decision in the Light. What do we mean by "the Light"? We mean all that is good, loving, true, peaceful, joyful, caring, uplifting and of God.

We could never have gotten this far had it not been for the (real) angels whispering to us, showing us the way, and creating dozens of mind-bending miracles. So, if you are meant to invest in AngelBase, the (real) angels will definitely let you know. The angels will speak to your heart. So listen very carefully.

Don't miss what the angels whisper to you!!

> *"Twenty years from now you will be more disappointed by the things you didn't do than by the ones you did. So throw off the bowlines. Sail away from the safe harbor. Catch the trade winds in your sails. Explore. Dream. Discover."*
> --Mark Twain

We believe your investment in AngelBase will bring lucrative gains to you.

We believe AngelBase will also bring historic gains to our civilization.

We are proposing to do something truly **great** for this planet. AngelBase is the technological foundation for **transforming and capturing the leadership of a $600 billion industry** and establishing that industry **in the Light.** Nothing like this has ever been done before.

Over the past 50 years, computerized information systems have become "mission critical" to the activities of almost all corporations and governments. By shifting the information paradigm to the AngelBase paradigm, we will be in a powerful and unprecedented position to create a massive cultural change. Why? Because in a fundamental way, AngelBase shifts the power away from the big players and into the hands of the little guy.

What is our main cultural goal? We want to see a great reduction in human suffering on this planet. And what causes all the suffering? We believe that the two principal causes of suffering are **tyranny** and **ignorance**. In order to reduce suffering, tyranny must

friends and have done many business dealings. I have seen that my trust was well placed in him.

"I am a doctor, author and the inventor of the Nambudripad Allergy Elimination Technique (NAET) which has successfully cured all kinds of allergies in tens of thousands of patients.

"I am one of the initial investors in AngelBase. The project has taken longer to unfold than many of us anticipated. But Mark's persistence, determination and courage are quite remarkable. He has hung in there despite some difficult obstacles that he had to face. When obstacles arise, rather than blaming the people or circumstances involved, he looks deep within himself. I have watched him strive hard to transform himself in order to surmount obstacles. Very few people work as hard on changing themselves as Mark does. He is deeply devoted to God and intends for AngelBase to be of great service to the world. And where computers are concerned, he is obviously a genius. I anticipate that AngelBase will be a very large success."

--Devi Nambudripad, M.D., D.C., Ph.D., allergy specialist, Buena Park, California (naet.com)

"I have known Mark Emerson for the past six years... Mark is an individual of the highest personal integrity and trustworthiness. He has trust in those around him, and thus encourages trust in him. I have never known him to do anything even remotely unethical, and he serves as an example to those around him. He is a sincere, honest, and genuine person.

"Intellectually, Mark is

be replaced with **liberty** and ignorance must be replaced with **wisdom**.

We believe that the enormous information power of AngelBase will contribute to the successful achievement of these noble goals. Furthermore, we believe AngelBase will then greatly contribute to the establishment of a **Golden Age** characterized by the following:

- liberty
- personal empowerment
- personal sovereignty
- expanded consciousness
- health
- abundance
- compassionate service
- intellectual flowering
- wisdom
- world peace
- world joy.

And by directly supporting these historic gains for our global civilization, we anticipate making an enormous **profit**.

Will you consider joining us?

Actually, we want you to invest more than just your money. We want you to invest your **positive attitude**--your attitude of loving others, praying for the highest good, and striving to fill our world with Light. We want you to invest your **positive belief**--your belief in doing business on the basis of Love and Trust in God (rather than fear and greed) and your belief in our fantastic success.

In other words, we want you to be an **angel**.

without peer among those of my acquaintance. He is a brilliant man, and when speaking of him I often mention his great "clarity of vision." Mark seems to be able to see through the cloud of details which surround an issue, and is able to quickly separate the truly important from the trivial.

"Mark is extremely level-headed, and I have seen him face considerable adversity in seeing this project grow to its current state. Many times I have marveled at his ability to plan, organize, stay firm or flex as needed, and yet maintain a steady heading. When I have been forced to be the bearer of bad news with respect to a hardware or software issue on one of his computers, he takes it calmly, and immediately begins to formulate a new plan of action to work around the problem. He does not allow destructive emotions to disrupt his direction, yet this is not meant to imply that he is cold and emotionless. On the contrary, Mark is a very warm and caring individual, and these are uncommon traits in someone of his intellectual capabilities...

"He is truly an extraordinary individual, who, I sincerely believe, will have an extraordinary impact on the world through the project to which he has devoted himself wholly."

--Dan Kelo, systems programmer, Pepperdine University, Malibu, California


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AngelBase

- Home and Seminars
- Four Strategic Questions:
  - 1. What Is AngelBase? (Please get more specific.)
  - 2. What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)
  - 3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)
  - 4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)
- The AngelBase Story
- Extraordinary Mission
- People
- Integrity, Vision and Commitment
- Expert Endorsements
- Prospectus
- A Candid Dialog with the Chief Angel
- Exceptional Investment Returns of 2x, 35x and 200x
- **Get in Now!** How to Purchase AngelBase Stock
- Go back to Introductory Pages: 1 2 3 4 5 6
- Contact Us

AngelBase Home Page

This is Veronica. She is your Tour Guide Angel. You have two choices for exploring the rest of this web site. You can either take Veronica's tour, or you can use the menu.



If you take the tour, Veronica will take you to every page in the site, so you won't miss anything. Just click on the picture of Veronica at the bottom of each page. Please use your "back" button if you need to back up in the tour. And you can always abandon the tour and just use the menu.

AngelBase Seminar Information

We will be posting the details of each AngelBase Seminar on this page. The next seminar will be scheduled soon.

To receive email notification when the next AngelBase Seminar is scheduled, please send an email to: seminars@angelbase.com with "AngelBase Seminar" in the subject line.

We reserve the right to refuse admission to the seminar (with or without explanation) if we are uncomfortable sharing the technology with a particular individual. We do not disclose the technology by any means other than the Seminar.



Click here to go to the top of this current page

Click on Veronica for the next page in the tour.

24

Strategic Question 1:

What is AngelBase? (Please get more specific.)

AngelBase is a new, patented, non-relational database theory and corresponding high-performance database technology which seemlessly integrates the following functionalities:

- Data storage
- Database engine
- Database server
- Internet server
- Internet browser
- Application System

- And ultimately...massively parallel AngelMachine™ hardware.

A powerful metaphor integrates all the aspects of AngelBase in a storybook manner that is highly attractive to users.

AngelBase applications are called "data villages" and are created by placing "angels" onto a "base":

angels + base = data village

The "base" contains data organized in the most advanced and mathematically sophisticated information framework ever devised. Each "angel" contains a rule (written in the 100% declarative AngelLanguage™) that governs some aspect of the data in the base. The result is a "data village," which looks like this:



Note: to understand what all the colors and symbols mean, you will need to attend one of our AngelBase Seminars.

Note also that the artwork you see above is what we call "rudimentary artwork". It will be substantially upgraded in its quality before AngelBase is released.

Once the data village is defined, the application comes to life automatically:

- There is no need to create screens.
- There is no need to write programs.
- Screens and their programs arise automatically.

All users can see the data village, learn how the application works inside, and see the deeper meaning behind their data. Once applications are created and put into operation, they can be changed and dynamically evolved by end users at runtime (subject only to individual user authority) without shutting down the system.

Data villages owned by different organizations can be formally linked together via the Internet, resulting in the emergence of the Global Mega-Database. Data villages can proliferate rapidly, supported by centralized facilities for recording application ownership and licensure (via AngelBase Master Registry Services) and for micro-economic accounting management that supports charging tiny fractions of a penny for data as it is served (via AngelBase Economic Transaction Services).

There are currently **four** database technologies, upon which much of the computer industry critically depends:

- Hierarchical
- Network
- Relational
- Object

None of them is patented. The global "database-related market" for software that is based upon these four technologies is more than $100 billion.

AngelBase is a **fifth** database technology that goes far, far beyond the capabilities of the existing four combined. And AngelBase is **patented** (US Patent 5,778,370).

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AngelBase

Strategic Question 2:

What AngelBase products will be offered, and what will they achieve *technologically*, *economically* and *culturally* that existing technologies cannot achieve and that will drive a transformation of the computing industry and other industries?

This Strategic Question has two parts: (a) **Products** and (b) **Achievements.** The answer to the question is structured as follows. We first list our **Seven Products** without explanation, and then we present a table of **Eleven Revolutionary Achievements.** Each Achievement is elaborated on a separate page.

For each Achievement, we identify its primary area(s) of impact: **technological, economic** and/or **cultural.** Detailed explanations of the Seven Products are incorporated (as appropriate) within several of the Eleven Revolutionary Achievements.

We suggest that you first get an overview by reading through the Product List and Table of Achievements below, and then click to read about each separate Achievement in detail on its page (or just follow Veronica, as she will take you through each page in sequence). In the process, you will read about the details of each of the Seven Products. In this way, you will begin to grasp the answer to this Strategic Question 2.

Product List

When AngelBase software has been implemented, the Company will launch the following products:

1. Free AngelBase Client Software (no revenues)
2. Registered AngelBase Client Software
3. Registered Data Village Usage
4. AngelBase Server Software
5. AngelBase Economic Transaction Services
6. AngelBase Application License Tracking Service

And later, when the AngelMachine has been implemented in hardware:

7. AngelMachine Hardware Technology Licenses.

Six of these Products will produce revenues streams to AngelBase Technologies Corporation. We anticipate that AngelBase Technologies Corporation will end up like the proverbial king, with a "finger in every pie," throughout many industries, world-wide.

Table of Achievements

Please click on each Revolutionary Achievement to see the details.

Revolutionary Achievement 1: Programmer efficiency Primary impact: Technological.	Programmer efficiency will increase by a factor of ten or more.

Revolutionary Achievement **2:** User Empowerment Primary impact: Technological and Cultural.	People who are experts in the domain of usage of a system (and who are not programmers), will be empowered to evolve the system into increasingly better forms.
Revolutionary Achievement **3:** Advanced Methodology Primary impact: Technological.	A host of powerful new data organization and data viewing methodologies are built right into the database engine and available to **all** users of **all** applications.
Revolutionary Achievement **4:** Speed and Accuracy Primary impact: Technological.	All data will be on-line and accurate in real time.
Revolutionary Achievement **5:** Data Villages Primary impact: Ecomonic. Products 1, 2, 3 and 4 explained here.	An application system is not a program. Instead, an application is a data village (angels + base). The only program is AngelBase itself, which everybody runs.
Revolutionary Achievement **6:** Payment System Primary impact: Ecomonic. Product 5 explained here.	AngelBase will revolutionize accounting of and payment for information services.
Revolutionary Achievement **7:** AngelSites on the Internet Primary impact: Technological and Ecomonic.	AngelBase Transfer Protocol (ABTP) will replace HTTP as the basis for the Internet. Websites will be replaced with AngelSites^{TM}. The World Wide Web will evolve into the Global Mega-Database.
Revolutionary Achievement **8:** Application Proliferation Primary impact: Ecomonic. Product 6 explained here.	AngelBase will support a complex new multi-level model for the evolution and proliferation of highly customized database applications.
Revolutionary Achievement **9:** Information Resonance Primary impact: Cultural.	AngelBase will give rise to a new phenomenon called "Information Resonance" which will bring a quantum leap in user empowerment and effectiveness.

Revolutionary Achievement **10:** AngelMachine Hardware Primary impact: Technological and Economic. Product 7 explained here.	The First Computing Epoch of single-processor "von Neumann machines" began in 1945 and has continued through today. The AngelMachine™, with its massively parallel processing, will usher in the Second Computing Epoch. Revolutionary new computer hardware will emerge.
Revolutionary Achievement **11:** Two Power Shifts Primary impact: Economic and Cultural.	AngelBase is anticipated to introduce two significant power shifts into our modern civilization. One is a healthy decentralization, and the other is a benevolent centralization.

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AngelBase Prospectus

Revolutionary Achievement 1: Programmer efficiency

Primary impact: Technological.	Programmer efficiency will increase by a factor of ten or more.

AngelBase will empower programmers to develop new database applications and to modify existing applications at least ten times more rapidly than with the best existing development technologies and methodologies. This greatly improved efficiency will result in significant cost savings. It will also make it possible to undertake more complex projects than have ever before been attempted.

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AngelBase Prospectus

Revolutionary Achievement 2: User Empowerment

Primary impact: Technological and Cultural.	People who are experts in the domain of usage of a system (and who are not programmers), will be empowered to evolve the system into increasingly better forms.

Under existing technology, the way applications work in the production environment (and how business runs as a result) can only be altered by programmers.

When a change is necessary, it must be made by programmers, and then a new version of the application must be rolled into production. If a user has an idea for improving his business process (i.e. the way he does his work) which requires a change in the application, forget it!

Hundreds of millions of corporate employees are stuck today with whatever business applications they are given on their computers. Perhaps they can occasionally participate in focus groups which influence the next version of the system, and if they're lucky, they might see a few of their ideas appear in a newly released system a year or two down the road.

Even top corporate executives are confined by this paradigm and must wait for the slow process of programmer implementation of system changes.

All this profoundly limits the agility of corporations to respond to changes in the business climate, to improve internal processes, and to capitalize on the good ideas of employees.

AngelBase will totally change all this.

Once an AngelBase application is initially released by programmers into the production environment, it will continue to evolve and change at the hands of the user community--while it is running.

Each end user will have the ability to make changes to the system, subject only to his individual authorization (e.g. we don't want to authorize a salesman to change the formula that calculates his commission and bonus).

As users experiment with their new ideas, some ideas will prove to be good and others not so good. The bad ones will fall by the wayside. But the good ones will propagate. Coworkers and bosses will see a new and valuable screen that someone has created, and will want copies so they can also use it. Then other people will make improvements on the improvements.

As one of our experts has observed:

> *"What spreadsheets did for tabular, financial calculations, AngelBase promises to do for all business applications. Namely, to empower the users to define what they see on the screen, and how they interact with the system to get their jobs done. AngelBase makes this power accessible, by presenting the user with a simple graphical way to examine and manipulate the meta-data which dynamically define their*

application. AngelBase makes this power safe, by ensuring that the higher levels of data integrity, (global/corporate/group), are always enforced. AngelBase appears to have the components required to make that breakthrough of bringing the power of 'programming' to the average user."

--Donald M. Erway, independent software consultant, N.D.C. Systems, Irwindale, California

For the first time in the history of the computing industry, the people who are experts in the domain of usage of the system, will be empowered to evolve the system into increasingly better forms.

And all this will happen at runtime in the production environment, without ever requiring a rollover. True synergy will result.

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AngelBase

Revolutionary Achievement 3: Advanced Methodology

Primary impact: Technological.	A host of powerful new data organization and data viewing methodologies are built right into the database engine and available to **all** users of **all** applications.

AngelBase directly supports a host of powerful data organization and data viewing methodologies, which are built right into the database engine and available to **all** users of **all** applications. These include:

- complex topological graphs (called "lattices" in AngelBase),
- complex variant records,
- automatically-created database-driven spreadsheets,
- automatic synchronization of markers and filtering between multiple sets of interrelated records,
- a combinatorial explosion in the ways data can be searched, sorted and filtered for display,
- creation of sophisticated new screens in endless combinations,
- support of phantom data which has not yet been transacted into the database (so users can see complex effects that would occur before finalizing the transaction), and
- many other advanced concepts.

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Revolutionary Achievement 4: Speed and Accuracy

Primary impact: Technological.	All data will be on-line and accurate in real time.

All data in AngelBase will be on-line and accurate in real time. There are no batch jobs in AngelBase. (Note: in any system where batch jobs are involved, such as the typical banking system, the data is **never** really accurate.)

The longstanding trend in computing has been for the volume of data to expand. Fortunately, the capacity of hardware (including network transmission capacity) has grown at least as fast. However, AngelBase will express a much richer and complex set of data in a much smaller space. The result is faster performance in real time. And AngelBase "meta-data" contains an unprecedented level of information to protect data from errors.

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Revolutionary Achievement 5: Data Villages

Primary Impact: Ecomonic. Products 1, 2, 3 and 4 explained here.	An application system is not a program. Instead, an application is a data village (angels + base). The only program is AngelBase itself, which everybody runs.

Unlike existing technology, an AngelBase application is **not** a program. Instead, the application is a data village (angels + base = data village). The only program is AngelBase itself, which everybody runs. Thus, the same AngelBase program runs **all** the different AngelBase applications. Every computer will have to have a copy of either the AngelBase client program or the AngelBase server program, both of which will be downloaded over the Internet from AngelBase Technologies Corporation.

Product 1: Free AngelBase Client Software

AngelBase **clients** will be massively distributed, free of charge, world-wide, in unregistered form (like Shareware), and everyone will have the opportunity to play with and learn about AngelBase, to use free applications that come with the client, and to create their own experimental applications. However, there are limits.

Product 2: Registered AngelBase Client Software

Whenever usage of an AngelBase client begins to exceed a certain minimum threshold (defined in terms of database size, data village complexity and/or data flow volume) it must be assigned a unique **AngelBase Client Signature ID**, be registered via Internet with the AngelBase Master Registry, and periodic charges will apply based upon usage.

Product 3: Registered Data Village Usage

People may use AngelBase (in either free or registered form) to create data villages, but again there are limits. Every data village (i.e. application) that exceeds a certain minimum size and/or complexity will be assigned a unique **Data Village Signature ID** which must be registered via Internet with the AngelBase Master Registry. Periodic fees will be charged for registered applications, based upon usage.

Product 4: AngelBase Server Software

Pricing models for AngelBase **servers** will depend upon the operating system, the hardware, and will involve a combination of initial purchase price and periodic usage charges that are based upon the amount of data stored, the number and complexity of the data villages hosted on the server, and the volume of data served. Every server will be assigned a unique **AngelBase Server Signature ID** which will be registered with the AngelBase Master Registry. The AngelBase software will monitor usage and make periodic usage reports (via Internet) to the Registry, and customers will be charged accordingly.

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Home and Seminars

Four Strategic Questions

1. What Is AngelBase? (Please get more specific.)

2. What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)

2.1 Programmer Efficiency
2.2 User Empowerment
2.3 Advanced Methodology
2.4 Speed and Accuracy
2.5 Data Villages
2.6 Payment System
2.7 AngelSites
2.8 Application Proliferation
2.9 Information Resonance
2.10 Parallel Hardware
2.11 Two Power Shifts

3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)

4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)

The AngelBase Story

Extraordinary Mission

People

Integrity, Vision and Commitment

Expert Endorsements

Prospectus

A Candid Dialog with the Chief Angel

Exceptional Investment Returns of 2x, 35x and 200x

Get in Now! How to Purchase AngelBase Stock

Go back to Introductory Pages: 1 2 3 4 5 6

Contact Us

Revolutionary Achievement 6: Payment System

Primary impact: Ecomonic. Product 5 explained here.	AngelBase will revolutionize accounting of and payment for information services.

The AngelBase software will contain a sophisticated, micro-economic accounting system that communicates (via Internet) with our secure servers and can track charges of tiny fractions of a penny for any sort of activity that occurs, depending upon how things are configured. The charges will get pooled into amounts that are large enough for financial transactions before being sent over the Internet.

There are three principle categories of economic transactions which move through the system. First there are the charges that AngelBase Technologies Corporation (ATC) makes to its customers.

Product 5: AngelBase Economic Transaction Services

The second and third categories of economic transactions are made between other (non-ATC) parties who are running AngelBase (as explained in Revolutionary Achievement 8) for which ATC will extract a small service charge. These services (from the second and third categories) comprise the Company's fifth product, AngelBase Economic Transaction Services.

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Revolutionary Achievement 7: AngelSites on the Internet

Primary impact: Technological and Ecomonic.	AngelBase Transfer Protocol (ABTP) will replace HTTP as the basis for the Internet. Websites will be replaced with AngelSites^{TM}. The World Wide Web will evolve into the Global Mega-Database.

AngelBase will revolutionize the Internet. This will be explained in the context of four distinct "delivery scenarios" by which one party (a vendor) can use AngelBase to deliver information to a second party (its customer).

Delivery Scenario 1:

The vendor can create a data village and deliver a copy of the data village (via Internet) to its customers. This is analogous to a software vendor delivering shrink-wrapped applications software to its customers. When various customers receive the data village and use it with their AngelBase software, then the customers will each have entirely independent copies of the data village, which will get independently populated with data, and will evolve and change (at the hands of the customers), completely independently from one another (as well as independently from the vendor).

Delivery Scenario 2:

The vendor can use AngelBase to create an ordinary Website which serves HTTP over the Internet to traditional HTML-based browsers. In this case the customer receives information in the same manner as happens on the Web today, except that the Web pages served are coming out of AngelBase. Note: "HTTP" means "Hyper-Text Transfer Protocol" and "HTML" means "Hyper-Text Markup Language."

Delivery Scenario 3:

AngelBase clients will contain a new generation of non-HTML-based browser, which is fully integrated with AngelBase's powerful database management facilities and which utilizes the new AngelBase Transfer Protocol ("ABTP") which is vastly more efficient and powerful than HTTP/HTML. By utilizing an AngelBase browser, people will be able to experience the new generation of Websites (called AngelSites). Angelsite "surfers" will be able to literally get into the data village on the server and use the full power of AngelBase to explore and research the information provided by the vendor (subject only to fire-walls and required authorizations). The user is simply another client of the portion of the application that the vendor has chosen to place into public view on the Internet. Angels can be used to distinguish between free and paid data access by customers. (Note: the AngelBase browser will be able to view traditional HTTP Websites. But traditional browsers will **not** be able to view Angelsites--if they try to do so, they will get an HTML-based message with a button to download the free AngelBase client to use as their next-generation browser. Once AngelBase is on a person's machine, he or she will get drawn more deeply into its phenomenal power.)

Delivery Scenario 4:

AngelBase Transfer Protocol (ABTP) will support the formal linking of one data village with another, with full referential integrity. In this way, the customer can do something far more powerful than merely browsing the vendor's data village. Now, if the customer has his/her own data village set up and running, he/she can make formal links to connect his/her data village to the vendor's data village. A vendor can set up an Angelsite for the explicit purpose of selling information to customers who are invited to formally link their own data villages to the vendor site. When the vendor makes changes in its data, the changes are automatically and efficiently propagated to its thousands of customers, right into their application systems. Without burdening the Internet, customers experience these updates as if they occurred in real time. When two parties create a formal link between their data villages, a "treaty" must be established in AngelBase between the data villages, which defines the rules of data sharing, any necessary fire walls, and the accounting and costs to be paid between the parties. Once the treaty is set up, then the customer can begin making formal links into the vendor's data village. The vendor's database is thus fully integrated with the customer's database. And it doesn't have to be a vendor/customer relationship--the linkage might instead be between two industry partners, with complex linkages going in both directions. As this phenomenon proliferates on a global scale, the World Wide Web (which is based on HTTP broadcast from "Websites" by "Web servers") will gradually evolve into the **Global Mega-Database** (which is based upon ABTP broadcast from "Angelsites" by AngelBase servers).

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Revolutionary Achievement 8: Application Proliferation

Primary impact: Ecomonic. Product 6 explained here.	AngelBase will support a complex new multi-level model for the evolution and proliferation of highly customized database applications.

Product 6: AngelBase Application License Tracking Service

In Delivery Scenario 1 (explained in Revolutionary Achievement 7), when one party (a software vendor) creates a data village, it can **license** a copy of the data village to its customers (whom we will call first-tier customers). The AngelBase Master Registry will track these licenses (based upon the Data Village Signature ID). Then, if a first-tier customer makes significant modifications to the data village, the data village will be assigned a new Data Village Signature ID, as a "child" of the previous "parent" Data Village Signature ID. The revised data village can then be licensed by the first-tier customer (who now becomes a vendor) to other second-tier customers. A modest fee will be charged to application vendors for this license tracking service, which is provided by the AngelBase Master Registry.

The AngelBase Master Registry will provide a detailed accounting of usage by data village customers, with such accounting accessible to both licensor and licensee. This will support a new generation of application sales contracts which are based upon detailed usage conditions that are independently monitored and verified by AngelBase itself. Furthermore, when multiple tiers are involved, AngelBase will accurately and automatically sort out what portions of the usage by the second-tier customers are attributable to the original parent data village from the original vendor, and what portions are attributable to the changes/additions made to the original data village by the first-tier customer (i.e. what credit does the first-tier customer get for its creative work that resulted in the child data village).

Product 5 Further Explained: AngelBase Economic Transaction Services

Collection of license fees by vendors at any tier from their customers can conveniently be made via AngelBase Technologies Corporation, and this comprises the second of the three categories of economic transactions handled by ATC (for which it will collect a modest service charge, as stated in Revolutionary Achievement 6).

These innovative concepts support a complex new multi-level model for proliferation of highly customized database applications. A host of new technological, marketing, financial and legal possibilities are anticipated to emerge as a result, including the AngelBase Marketing Network, which is discussed under Revolutionary Marketing Concept 4.

In Delivery Scenarios 2, 3 and 4 (explained in Revolutionary Achievement 7), vendors can configure their data villages to make micro-economic charges for the use of data, charging customers tiny fractions of a cent per unit of data served. Also, in Delivery Scenario 4, vendors can configure their data villages to make specific charges for the elements of linkage of the customer's data village to the vendor's data village.

Customers can conveniently be charged via AngelBase Technologies Corporation, and this comprises the third of the three categories of economic transactions handled by ATC (for which it will collect a modest service charge, as stated in Revolutionary Achievement 6).

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Revolutionary Achievement 9: Information Resonance

Primary Impact: Cultural.	AngelBase will give rise to a new phenomenon called "Information Resonance" which will bring a quantum leap in user empowerment and effectiveness.

As AngelBase users learn to manage both their data and the way their application works, a new phenomenon called "Information Resonance" will occur. As this happens on a significant scale within a corporation, it will cause a quantum leap in the corporation's effectiveness in responding to changes in the market, serving customers and innovating new ways of doing business. **People will stop using the computer like a horse and buggy, and start driving it like a car.**

We Will Explain Information Resonance with a Dialogue.

What is *information resonance?*

First we should explain *resonance*.

The best way to understand resonance is to think about a playground swing. When a child swings there is a **cycle of input and output:**

> The input is **effort** to make the swing go.
>
> The output is **fun** in the form of a ride.

When a little kid tries to ride a swing for the first time, there is a lot of struggle. Much energy is wasted, struggling to make the swing go, but the ride is bad. This usually brings a cry for someone to push!

What do you think is happening in each cycle of input and output?

Sounds like a lot of effort but very little fun.

Yes. The effort being input is mostly wasted, and the output is mostly frustration!

The reason this happens is that the child has not learned to *resonate* with the swing.

Oh I see. When the kid learns to "pump" the swing, things suddenly get a whole lot better.

Yes. When the child learns to pump, then, with very little effort, he or she gets a terrific ride. With each cycle there is **efficient input** and **valuable output**. With each cycle, the child swings even higher. This is *resonance*.

Resonance is a delicate thing, and it can be tricky to achieve, but it is well worth the effort because of the **dramatic improvement** it offers. Resonance is a key concept in radio transmission, lasers, and the production of musical tones.

And *information resonance?*

In any information system where the inputs are extremely efficient, and the outputs are extremely valuable--perfectly meeting all the user's needs with minimum effort--*information resonance* is occurring. Information systems like this are rare. Large traditional information systems are never resonant.

AngelBase is expected to produce resonant information systems.

Why?

In existing information systems, users have no visibility into what is going on "behind the screen" so to speak. Everything is just data on the screen. The users don't really understand how the system works inside. They are faced with boundaries, restrictions, confusion and frustration, especially if they want to do something new or different.

This is like the child who doesn't understand how the swing works. The swing simply won't do what the child wants it to do.

In AngelBase, the users can see behind their data into the workings of the system. With this visibility, users will gradually learn how their information systems actually work inside. And with this knowledge will come the power to change their applications.

As the child begins to catch on to how the swing works, then he or she can make the swing go high and have great fun!

AngelBase will give the little guy the power to make an information system do what he or she wants it to do.

Can you give an example in a real information system?

Yes. Suppose that you work at a large travel agency. You are part of a team of 15 sales clerks who take telephone orders for airline tickets. You are working on an information system which is connected to all the airlines.

Suppose the information system provides you with 20 different "screens" to do your job. The different screens give you different ways of viewing and manipulating the data. For example, one screen might be for entering customer information. Another screen might be for checking flights. Etc.

Suppose a customer calls and wants to fly from Los Angeles to London. She wants to pay the lowest possible fare but is flexible on her travel dates. She can fly on any day from March 1st through March 31st. How are you going to help her?

Can't I just tell the computer to browse through all the flights from LA to London in March?

And it would help to have them sorted by fare, so you can find the cheapest at the top (or the bottom) of the list.

Yes, then I could give her what she is asking for. But it seems to me that whenever I order airline tickets, the first thing they always ask me is what date I'm going to fly on.

You're right.

It turns out that **all** airline reservation systems **force** you to **first** enter a date of travel, **before** the system will give you any data about flights or prices.

But we just talked about having all the March flights sorted by fare. How am I going to help this lady if I have to ask her for a flight date first?

I'm afraid you are stuck. The existing airline reservation systems will not allow you to see a list of the March flights sorted by fare. All you can do is poke around, guessing a date here and another date there.

But if she is smart, she will figure out that I don't really know what flight is the cheapest. If I were in her shoes, I would be annoyed.

Look what's happening here. You need information that you **know** is in the system. But it is **impossible** to get that information on any of your screens.

Now let me ask you two questions at the same time.

First, do you think that **you** could create a new screen that would show this data with ease?

Second, suppose you had an idea to improve your job efficiency, but it required changing some things about how the information system worked. Do you think that **you** would be able to make the necessary changes in the information system?

Aren't those the things that programmers usually do?

Yes. Do you think a ticket sales clerk could do it?

I don't think so. Aren't they forced to work with the system just the way it is?

Yes. That is how it works with **all** existing database technologies, and consequently, that is how it works on all the tens of thousands of information systems running in corporations all over the world.

Are you telling me that with AngelBase, the ticket sales clerk could actually change the way the information system works?

Yes.

Wow. But what if someone made a change that screwed up the business or violated an airline policy?

It's all a matter of each person's individual authority. Executives can make any changes they want, including changes in company policies. A ticket sales clerk would be restricted from making policy-related changes. But there are millions of other things that he or she can do.

Could I create a screen that shows all the flights in March from LA to London, sorted by fare?

Yes. In fact, you could create a screen where you select any pair of cities, and you select any number of dates, and you would see all the flights, sorted by fare, or sorted any other way you wanted them sorted.

Won't this put the programmers out of work?

No. It will enable programmers to create more powerful systems which serve their companies better.

So, are you saying that both programmers and ordinary employees will be making changes to how the information system works?

Yes. In a very orderly manner. AngelBase makes this all possible.

Isn't that giving a great deal of power to the little guy?

That's what it's all about. The new paradigm of business involves

empowering the little guy. That is **healthy.** When the little guy is empowered, then it unlocks his or her creativity and enhances his or her productivity.

The technological innovations in AngelBase are so incredible that it will become possible to do things on computers that have never been done before. We cannot possibly predict what these things will be. We believe the world contains thousands of potential geniuses, whose works of genius cannot presently be realized because of limitations in computer technology. AngelBase will unlock this, and a wide variety of profound and important contributions are anticipated to be made by hitherto unknown geniuses that will benefit humankind in almost every field.

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Revolutionary Achievement 10: AngelMachine Hardware

Primary impact: Technological and Economic. Product 7 explained here.	The First Computing Epoch of single-processor "von Neumann machines" began in 1945 and has continued through today. The AngelMachine™, with its massively parallel processing, will usher in the Second Computing Epoch. Revolutionary new computer hardware will emerge.

The modern computer was invented in 1945 by John von Neumann, a professor of mathematics at Princeton. He never patented the invention, but instead published it and made it available to the many projects in university and commercial laboratories where experimental computers were being built. His design, which came to be called the "von Neumann machine," was so compelling that almost immediately these many laboratories re-designed their machines to conform to von Neumann's architecture.

And so it has been for the last 57 years. Virtually all the computers ever built, right up until today, have been von Neumann machines, and no change is in sight. Most definitely, the computer on which you are viewing this Web site is a von Neumann machine.

Von Neumann machines utilize a **single processor to excecute a sequential program.** This defines the **First Computing Epoch** and is the basis of the computer hardware industry today.

Obviously, great gains in performance could be achieved if there were lots of processors operating in parallel, rather than just one. Von Neumann was well aware of this, but was unable to overcome the huge obstacles to making that possible. And the problem has defied resolution for the past 57 years.

There are extremely minor (and specialized) parallelisms in today's computers. One example is math co-processors (something von Neumann's original machine contined). Another example is "pipelining" which most processors today utilize to overlap the sequential steps a single processor must take. However, such minor parallelisms are not scalable to large numbers of processors.

While considerable research efforts have been made to attain true parallelism, we are not aware of any significant success at overcoming these obstacles to parallelism.

AngelBase resolves the obstacles to putting lots of processors in a machine. The *AngelMachine* ™ will utilize **a scalable multitude of processors operating in parallel to excecute a non-sequential program.** This will define the **Second Computing Epoch,** and it will be the basis of the computer hardware industry of the future. The AngelMachine is discussed further under Revolutionary Technology Concept 9.

The Company does not intend to manufacture microchips or computer hardware. Instead, we will license the fundamental technology of the AngelMachine to microchip and computer manufacturers.

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Home and Seminars

Four Strategic Questions

1. What Is AngelBase? (Please get more specific.)

2. What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)

- 2.1 Programmer Efficiency
- 2.2 User Empowerment
- 2.3 Advanced Methodology
- 2.4 Speed and Accuracy
- 2.5 Data Villages
- 2.6 Payment System
- 2.7 AngelSites
- 2.8 Application Proliferation
- 2.9 Information Resonance
- 2.10 Parallel Hardware
- 2.11 Two Power Shifts

3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)

4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)

The AngelBase Story

Extraordinary Mission

People

Integrity, Vision and Commitment

Expert Endorsements

Prospectus

A Candid Dialog with the Chief Angel

Exceptional Investment Returns of 2x, 35x and 200x

Get in Now! How to Purchase AngelBase Stock

Go back to Introductory Pages: 1 2 3 4 5 6

Contact Us

Revolutionary Achievement 11: Two Power Shifts

Primary impact: Economic and Cultural.	AngelBase is anticipated to introduce two significant power shifts into our modern civilization. One is a healthy decentralization, and the other is a benevolent centralization.

The way that corporate applications operate today is a bit like the way a communist economy operates. Power is highly centralized. A few people decide how everything is going to be done, and then everyone else just obeys, even when their actions make no sense at all. In a free-enterprise economy, power is decentralized, and each person has the liberty to make his or her own decisions. The results are better on all levels. This is healthy.

AngelBase will decentralize power in the modern corporation, and the result of this is anticipated to be analogous to switching from a communist economy to a free-enterprise economy. Very healthy.

It will be scary for many executives to give greater power to their employees. But it will be even scarier for these same executives to see what happens to them in the marketplace when their competitors embrace the new paradigm and reap the huge benefits of the full-empowerment of their employees. Executives must take care not to stay stuck in the buggy or livery business during the emergence of the automobile!

While the power to create and evolve applications will become decentralized as a consequence of AngelBase, the power to define and control the most essential tool of computing (AngelBase itself), plus the power to monitor the usage and licensure of applications (the AngelBase Master Registry), plus the power to operate the micro-economic transactions that arise from the new way of doing global business, will all become highly centralized within AngelBase Technologies Corporation.

This is an enormous new power--a power the world has never before seen. And it is of paramount importance to our civilization that AngelBase Technologies Corporation act with the greatest benevolence and the utmost integrity in exercising this tremendous new power. And we shall.

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Strategic Question 3:

How will the AngelBase technology achieve all these things?

AngelBase will achieve all the things listed under Strategic Question 2 by making a revolutionary change in the paradigm of information management.

AngelBase fundamentally changes:

> how information is organized and manipulated (which is reflected in the *AngelBase patent*) and

> how we understand and talk about information (which is reflected in the *AngelBase metaphor*).

We explain the paradigm shift by presenting **Ten Revolutionary Technology Concepts**, each of which, in and of itself, is a substantial paradigm shift. Taken as a group, they define the **AngelBase Revolution.**

Please click on each concept to see the details (or just follow Veronica, as she will take you through each page in sequence). Some of this material in answer to Strategic Question 3 is quite technical.

Please bear in mind as you read these concepts, that they are presented in broad, high-level terms. In order to gain a detailed understanding of the AngelBase technology, you will need to attend one of our **AngelBase Seminars.**

Revolutionary Technology Concept 1: **Metaphor**	**Existing Technology:** Dry, confusing, unfamiliar, boring engineering terminology.	**Angelbase:** A sophisticated, charming *metaphor* redefines how people understand and relate to information.
Revolutionary Technology Concept 2: **Data Focus**	**Existing Technology:** Focus on business *processes.*	**Angelbase:** Focus on business *data.*
Revolutionary Technology Concept 3: **Extended Dimensionality**	**Existing Technology:** *10 dimensional* data space.	**Angelbase:** *31 dimensional* data space.

Revolutionary Technology Concept **4:** **Declarative Programming**	**Existing Technology:** *Procedural* languages like COBOL, C++ and Java prescribe the order in which the computer is to execute instructions.	**Angelbase:** The Angel Language is 100% *declarative,* leaving all the decisions about order of execution unspecified. This brings a drastic reduction in the volume of code.
Revolutionary Technology Concept **5:** **Explicit Meta-Data**	**Existing Technology:** Meta-data is *implicit* . Meta-data is haphazard and scattered in six different places.	**Angelbase:** Meta-data is *explicit* . Meta-data is rigorously organized, all in one place, based upon the metaphor and diagrams.
Revolutionary Technology Concept **6:** **User-Data Levels**	**Existing Technology:** Three levels of user-data: "database", "record" and "data value".	**Angelbase:** Seven levels of user-data: *Global Mega-Database, angelic domain, database, lattice, record, partial record* and *datum.*
Revolutionary Technology Concept **7:** **Dynamic Operation**	**Existing Technology:** Software determines an application's behavior. Thus application systems are *static* (once rolled into production, systems become unchangeable).	**Angelbase:** Meta-data determines 100% of an application's behavior. The meta-data is on-line and can be changed by users as the system is running. Thus application systems are *dynamic.*

Revolutionary Technology Concept **8:** **Seeing "Behind the Screen"**	**Existing Technology:** Ordinary users have no concept of meta-data or how the system works "behind the screen." Non-resonant systems.	**Angelbase:** Ordinary users see both user-data and meta-data. They see (both visually and conceptually) "behind the (traditional) screen" into the relationship between their user-data and the meta-data structures and rules that govern it. *Information resonance* occurs.
Revolutionary Technology Concept **9:** **Massive Parallelism**	**Existing Technology:** It is impossible to divide software into a large number of independent processes. First Computing Epoch hardware is confined to one or a few processors.	**Angelbase:** Applications are naturally organized into a large number of independent processes. Massively parallel hardware architectures of the future are supported and will define the Second Computing Epoch.
Revolutionary Technology Concept **10:** **Holistic Master Design**	**Existing Technology:** The computing industry, as a whole, has evolved in a hodge-podge... the *computing moster*. There is no integrated master design.	**Angelbase:** AngelBase, the AngelLanguage, AngelSites, and the AngelMachine provide a holistic master design for the industry.

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Home and Seminars
Four Strategic Questions
1. What Is AngelBase? (Please get more specific.)
2. What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)
3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)
3.1 Metaphor
3.2 Data Focus
3.3 Extended Dimensionality
3.4 Declarative Programming
3.5 Explicit Meta-Data
3.6 User-Data Levels
3.7 Dynamic Operation
3.8 Seeing Behind Screen
3.9 Massive Parallelism
3.10 Holistic Master Design
4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)
The AngelBase Story
Extraordinary Mission
People
Integrity, Vision and Commitment
Expert Endorsements
Prospectus
A Candid Dialog with the Chief Angel
Exceptional Investment Returns of 2x, 35x and 200x
Get in Now! How to Purchase AngelBase Stock
Go back to Introductory Pages 1 2 3 4 5 6
Contact Us

Revolutionary Technology Concept 1: Metaphor

Existing Technology:	AngelBase:
Dry, confusing, unfamiliar, boring engineering terminology.	A sophisticated, charming *metaphor* redefines how people understand and relate to information.

The AngelBase Metaphor binds together all the various complexities of the most advanced information model ever devised. At the same time, the Metaphor integrates a large number of familiar terms into a fun, life-like structure. This makes the complexity of AngelBase simple to understand. It invites people to adventure into the complexity--complexity which is essential to the demands of the information age.

Each Metaphor term has a precise meaning within the AngelBase information model. The metaphor is explained at the **AngelBase Seminar.** To whet your appetite for the seminar, here are a few of the terms in the metaphor, and their graphic represntations (the artwork is rudimentary and will be improved later):


Angel
Doorway
Lamp
Painting
Cable
Catalog
Charm

A data village looks like this:


Data Village
House
Room
Table
Field
Field
Table
Field
Field
Field
Room
Table
Field
Field

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Home and Seminars
Four Strategic Questions
1. What Is AngelBase? (Please get more specific.)
2. What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)
3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)
3.1 Metaphor
3.2 Data Focus
3.3 Extended Dimensionality
3.4 Declarative Programming
3.5 Explicit Meta-Data
3.6 User-Data Levels
3.7 Dynamic Operation
3.8 Seeing Behind Screen
3.9 Massive Parallelism
3.10 Holistic Master Design
4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)
The AngelBase Story
Extraordinary Mission
People
Integrity, Vision and Commitment
Expert Endorsements
Prospectus
A Candid Dialog with the Chief Angel
Exceptional Investment Returns of 2x, 35x and 200x
Get in Now! How to Purchase

Revolutionary Technology Concept 2: Data Focus

Existing Technology:	**Angelbase:**
Focus on business *processes*.	Focus on business *data*.

Application systems running on current database platforms are generally designed with the primary focus on *process*. They are *process driven*. Business processes are implemented as a set of "screens". When the user needs to perform a transaction in a particular business process, he or she selects the appropriate "screen" and performs the transaction.

In existing systems, *data* is usually secondary to process. Data modeling is done primarily to support the process model. Each process is only concerned with the data that are its inputs and outputs. There is minimal concern for the overall data model, so long as all the processes can be made to work.

In traditional systems, data and process can be distinguished as follows:

	Traditional Distinctions	Project X traditional programming effort
Data	the *structure* of data	2.0 days
Process	how data is *accessed* (i.e. viewed and manipulated)	98.0 days

Processes tend to be complex. As a result, the traditional approach to building applications has been to focus the vast majority of effort on process*. "Project X" represents a hypothetical application development requiring 100 days of traditional programmer effort.

AngelBase turns this all around. AngelBase is totally *data-driven*. In AngelBase the distinctions must be revised as follows:

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(Please get more specific.)
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(Ten Technology Concepts)
3.1 Metaphor
3.2 Data Focus
3.3 Extended Dimensionality
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3.5 Explicit Meta-Data
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	AngelBase Distinctions	Project X programming effort in AngelBase
Data	the *structure* of data and the *rules* governing the data within that structure	9.5 days
Process	how data is *accessed* (i.e. viewed and manipulated) within the context of that structure	0.5 days

In AngelBase, by getting the data right, the processes usually take care of themselves automatically. This is because data is more fundamental than process.

*The advent of object technology has shifted the attention to some extent in the direction of data, but the vast majority of time is nonetheless focused on process.

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Revolutionary Technology Concept 3: Extended Dimensionality

Existing Technology:	**Angelbase:**
10 dimensional data space.	*31 dimensional* data space.

In describing a *space* in mathematics or physics, the term *dimension* is used to refer to a *degree of freedom* or *coordinate* in that space. Points in the space are described by providing a value for each dimension of the space. Such a set of values is called a *vector*.

Figure 1 below shows a space of squares in a grid. The space has been divided into *two dimensions* with integer *coordinates* x and y. This is the ideal way to locate squares. The square containing the dot is accessed in Figure 1 by the vector ⟨4, 3⟩. The two dimensions are natural, intuitive and orthogonal (at right angles).


y
3
0
0
4
x
Vector to access the dot
⟨4, 3⟩

Figure 1

On the other hand, Figure 2 is an inferior, *one dimensional* view of the same space, where each square is simply numbered. In this case the prior two dimensions have been distorted and *flattened* into one dimension. We can still access any square. The square with the dot now has a one coordinate vector, ⟨35⟩. However ⟨35⟩ is neither natural nor intuitive as was ⟨4, 3⟩. Due to the awkward representation, geometric relationships and patterns in the squares will not be easily recognized or understood.


7 8 9 10 11 12 13 14
6 45 44 43 42 41 40 15
5 46 27 28 29 30 39 16
4 47 26 33 32 31 38 17
3 48 25 34 36 37 18
2 49 24 23 22 21 20 19
1 50 53 54 63 62 61 60
0 51 52 55 56 57 58 59
Vector to access the dot
⟨35⟩

Figure 2

Now consider Figure 3, which is even more inferior. It again involves only a single dimension. But this time the single dimension is incomplete-- it fails to cover all of the squares. Thus the square containing the dot has no vector description in this system. Only the numbered squares are easy to access. To get to the dot we must write a *procedural program.*



7
6
8
4
9
5
10
1
11
0
2
3
Procedural program
to access the dot
1. go to square ⟨10⟩.
2. count 2 squares
to the left.
3. count 1 square down.
4. stop.

Figure 3

What was a simple *vector* representation, ⟨4, 3⟩, in Figure 1 (containing *two complete* dimensions) has been degraded into a complex *programmatic* representation in Figure 3 (containing *one incomplete* dimension). We can only have good, simple vectors when we thoroughly penetrate the space with sufficient and appropriate dimensions. Without good dimensions and vectors, we are reduced to the complexity of programming.

The vector representation, ⟨4, 3⟩, is declarative. It states *what* we want without describing *how* to get it. The program in Figure 3 is procedural, in that it states *how* to get to the dot, by specifying a sequence of steps, in a particular order.

The invention of AngelBase involved the discovery of a large, 31 dimensional space, in which data is understood and managed. This is called the *data space.* The dimensions of data space are far more abstract than the those of geometric space. That is why they have remained hidden for so long. But the result is spectacular-- users get to the data they need by vector access, as in Figure 1, rather than via programs. And the AngelBase metaphor supports the understanding of each of the 31 dimensions. This has profound implications for information management.

By contrast, existing systems use 10 dimensions to describe the data space, and some of the dimensions are incomplete. Thus, existing systems, and the massive proliferation of procedural programs associated with them, are analogous to Figure 3.

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Revolutionary Technology Concept 4: Declarative Programming

Existing Technology:	Angelbase:
Procedural languages like COBOL, C++ and Java prescribe the order in which the computer is to execute instructions.	The Angel Language is 100% *declarative*, leaving all the decisions about order of execution unspecified. This brings a drastic reduction in the volume of code.

Most programming languages are *procedural*. Procedural languages not only specify *what* things must be done, but also specify the *order* in which things are to be done. Provisions must be made for sequences, looping, subroutine invocations and returns.

Some attempts have been made over the past 20 to 30 years to define *declarative* programming languages, which say *what* must be done *without specifying the order*. Some examples are Prolog and (pure) SQL. However, these and other such languages remain declarative only when the demands of the programs fall within some very particular, severely restricted domain. This completely rules out real-world, business systems. All commercial versions of SQL are, in fact, procedural languages*.

The reason that these prior attempts at declarative languages have failed in more general applications is because they were based upon a 10 dimensional data space. The 31 dimensional AngelBase data space supports the declarative specification of complex, real-world information systems. The Angel Language is 100% *declarative*. The order of execution is left entirely unspecified. AngelBase automatically determines the order of execution from the declarative statements.

Angels and the Angel Language go together. Each angel contains a single statement written in the Angel Language. And the only place that the Angel Language ever appears is inside of angels.

One of the biggest difficulties in creating and maintaining applications under existing technology is the enforcement of data integrity. Chris Date, one of the world's leading authorities on databases, calls for the software industry to resolve this problem:

> *"... we are concerned very specifically with* ***declarative*** *integrity rule support. ... unfortunately, few database products, relational or otherwise, provide much in the way of such declarative support. ... It has been suggested that if the DBMS did in fact provide declarative support, then as much as 90 percent of a typical database definition would consist of integrity rule declarations; thus, a system that supported such declarations would relieve application programmers of a considerable burden. At the same time, it would also enable those programmers to become significantly more productive. Declarative integrity support is an important area for development." [his emphasis] --C. J. Date, "An Introduction to Database Systems" (6th Ed, 1995, p. 441):*

AngelBase answers this call definitively with angels, specifically: guardian angels, cherubs and seraphs. Angels can be arbitrarily complex and can access the entire database. All application data is forced to comply with the data integrity rules represented by the angels. A guardian angel is a rule that could potentially be violated by users. Any user-attempted transaction which would cause a violation of a guardian angel is blocked, and the guardian angel appears and informs him or her of the rule and how it would be violated. Cherubs and seraphs are rules governing the automatic calculation of data by the system. Pristine data quality is ensured.

With traditional approaches to developing large IT (Information Technology) applications, detailed specifications are generally prepared by system designers and then handed to programmers for coding. One of the primary things that the programmers do in translating the specification into code is to impose a complex ordering on the actions that must be done.

The AngelBase implementation essentially solves *all* the procedural aspects of *all* databases, leaving only declarative programming to be done in defining a specific application. In AngelBase, system designers will simply create data villages, houses, angels, etc., rather than writing a traditional specification. Indeed, the Angel Language statements in the angels strongly resemble the kinds of statements that are typically made in well-written specifications. This results in a massive reduction in the volume of source code and the elimination of the traditional IT coding step entirely.

An AngelBase data village is an executable spec, because the specification is the source code. We call it the *specification/source*.

The specification/source for any AngelBase application completely and rigorously defines the application. AngelBase specification/source is compact. This compactness arises because of powerful and logical AngelBase primitives which express the extended dimensionality.

Furthermore, AngelBase specification/source is extremely robust for several reasons. First, there are essentially no redundancies. Second, each angel is self-contained, and this eliminates complex interdependencies between program parts. Third, alternative pathways and error conditions are identified and formalized right from the start.

*Indeed, even the declarative nature of pure, non-commercial SQL is shattered by the commonplace practice of writing two or more SQL programs that must be executed in a particular order to obtain the desired data result.

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Revolutionary Technology Concept 5: Explicit Meta-Data

Existing Technology:	Angelbase:
Meta-data is *implicit*. Meta-data is haphazard and scattered in six different places.	Meta-data is *explicit*. Meta-data is rigorously organized, all in one place, based upon the metaphor and diagrams.

As we have said, there is a fundamental distinction between *user-data* and *meta-data*. There are more than 100 terms in the AngelBase metaphor. Some of the metaphoric terms refer to user-data, such as *datum, rec, record,* and *lattice.* But the majority of the metaphoric terms refer to meta-data, such *house, room, doorway, table, lamp, catalog, field, cable, and angel.* In AngelBase, *meta-data* is formally defined as *all information which describes the structure and functioning of the application itself**.

In existing applications, the meta-data is hidden from both users and managers. Indeed, it is frequently hidden from programmers as well! As traditional systems are designed, the conceptual framework represented by the meta-data is captured in a haphazard manner, scattered in the six different places:

1. screen forms,
2. program source code,
3. the physical data model,
4. off-line tools,
5. notes on paper, and
6. the minds of programmers (some of whom may have left the company).

The meta-data is *implicit* rather than explicit.

In AngelBase, all the meta-data is *explicit.* All meta-data is defined fully, consistently and rigorously; it is organized in diagrammatic form, and it is stated in terms of the metaphor. Angels and their Angel Language statements are considered a part of the meta-data.

In AngelBase, the following three things are essentially equivalent with respect to an application system:

- the meta-data
- the data village (which metaphorically holds all the meta-data)
- the specification/source (which is defined by a data village)

*Note: the term "meta-data" is often given a narrower definition in traditional database theory, such as the information that is defined in the so-called "data dictionary" or "system catalog." This typically includes such things as the names of the application's tables, fields, indexes, users, security information, etc. This form of meta-data is grossly insufficient for describing the entire behavior of an application, and must be accompanied by considerable additional information and lots of programs. We do not use the term "meta-data" in that limited way. Throughout this discussion, "meta-data" refers to the entirety of information that describes the structure and functioning of an application, whether we are discussing traditional systems or AngelBase.

Home and Seminars

Four Strategic Questions

1. What Is AngelBase? (Please get more specific.)

2. What AngelBase Products Will Be Offered - and What Will They Achieve? (Eleven Achievements)

3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)

3.1 Metaphor

3.2 Data Focus

3.3 Extended Dimensionality

3.4 Declarative Programming

3.5 Explicit Meta-Data

3.6 User-Data Levels

3.7 Dynamic Operation

3.8 Seeing Behind Screen

3.9 Massive Parallelism

3.10 Holistic Master Design

4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)

The AngelBase Story

Extraordinary Mission

People

Integrity, Vision and Commitment

Expert Endorsements

Prospectus

A Candid Dialog with the Chief Angel

Exceptional Investment Returns of 2x, 35x and 200x

Get in Now! How to Purchase AngelBase Stock

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Revolutionary Technology Concept 6: User-Data Levels

Existing Technology:	**Angelbase:**
Three levels of user-data: "database", "record" and "data value".	Seven levels of user-data: *Global Mega-Database, angelic domain, database, lattice, record, partial record* and *datum.*

Data is traditionally organized into three distinct levels.

Traditional Level of Data	**Traditional User-Data (within the Level)**
"system"	"database"
"table"	"record"
"field"	"data value"

AngelBase utilizes seven levels.

AngelBase Meta-Data Level	**AngelBase User-Data (within the Meta-Data construct)**
Data World	*Global Mega-Database*
realm	*angelic domain*
data village	*database*
house	*lattice*
room	*record*
table	*rec (partial record)*
field	*datum*

Recs (a.k.a. partial records) in AngelBase lie in *tables* and correspond to the traditional concept of "records." In AngelBase, the term *record* has a more powerful meaning. The *records* in a *room* can have variant field structures. For example, if a room has three tables: A, B and C, one record might contain recs in A and B, while another record has recs in A and C. A sophisticated scheme governs the allowable variance. This permits models that simultaneously honor both unity and diversity. Note: This corresponds to the spiritual principle that we, the people of this planet, are all One in God (unity), while at the same time we are all in different bodies with different minds, hearts and souls (diversity)...we must learn to honor both the unity and the diversity in order to move our global civilization into the Light.

A *lattice** is a set of *nodes* interconnected by *links*, such as a hierarchy or a network. AngelBase contains powerful facilities for modeling data as lattices. The *lattices* in a *house* are displayed graphically, with automatic support for minimizing the number of crossing lines and making the graphs "pretty". Each *node* in a lattice is a *record* in the house's *living room*. Each *link* in the lattice is a *record* in a *meeting room* or *nursery* of the house. AngelBase supports advanced forms of lattices with *hitch pins* (in *kitchens*), *dynalinks* (in *dining rooms*) and *bubbles*.

An *AngelBase database* resides in a *data village* and consists of all the *lattices* and *records* that are controlled by a particular system administrator or "DBA", who in AngelBase is called the *Village Mayor*.

As Web sites evolve into AngelSites, the *Internet domains* of today (such as "angelbase.com") will evolve into *angelic domains*. The Internet domains of today are **not** in any way integrated into the database framework. However, angelic domains are an integral part of AngelBase, and will enable Angel Sites to be formally linked to each other on the database level. Angellic domains reside in a *realm*.

The *Global Mega-Database* will eventually emerge on the Internet as AngelBase becomes the standard in computing. It is contained in the *Data World*, which consists of all the *data villages*. Individual *data villages* connect to each other over the Internet. When a pair of *data villages* are connected, they must first trade the contractual terms of the connection, including fire walls, access rights and financial terms.

*A "lattice" is also known as a "topological graph."

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Four Strategic Questions:

1. What Is AngelBase? (Please get more specific.)
2. What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)
3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)
   - 3.1 Metaphor
   - 3.2 Data Focus
   - 3.3 Extended Dimensionality
   - 3.4 Declarative Programming
   - 3.5 Explicit Meta-Data
   - 3.6 User-Data Levels
   - 3.7 Dynamic Operation
   - 3.8 Seeing Behind Screen
   - 3.9 Massive Parallelism
   - 3.10 Holistic Master Design
4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)

The AngelBase Story

Extraordinary Mission

People

Integrity, Vision and Commitment

Expert Endorsements

Prospectus

A Candid Dialog with the Chief Angel

Exceptional Investment Returns of 2x, 35x and 200x

Get in Now! How to Purchase AngelBase Stock

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Revolutionary Technology Concept 7: Dynamic Operation

Existing Technology:	**Angelbase:**
Software determines an application's behavior. Thus application systems are *static* (once rolled into production, systems become unchangeable).	Meta-data determines 100% of an application's behavior. The meta-data is on-line and can be changed by users as the system is running. Thus application systems are *dynamic.*

The diagram in Figure 4 below shows how a computer system is layered into three distinct environments: *hardware, software* and *on-line.**


On-Line Environment
Software Environment
Hardware Environment

Figure 4. The Three Environments of a Computer System

In traditional systems, the software environment is subdivided into three layers: *operating system, database platform* and *application program,* as shown on the left side of Figure 5 below.

Existing applications are created by writing application program software in a traditional language, such as COBOL, SQL, or C++. The source code is then compiled into machine code (or a quasi-machine level form), and rolled into production. The resulting application system is static, because, while it is running, its behavior cannot be changed. Changing the system's behavior requires modifying the application program source code, recompiling and then rolling in the newly changed software version.

Managing user-data is the entire purpose of an application system. In both traditional systems and in AngelBase, user-data obviously resides on-line and is managed by users on-line. But what about meta-data? In existing systems, meta-data is not on-line. Indeed, there is no definitive place anywhere that a programmer, a manager or a user can go and find the meta-data. The meta-data of traditional systems, whose haphazard origins were in the six places cited above in Revolutionary Technology Concept 5, ultimately gets buried in the compiled application program.

In AngelBase, the meta-data determines 100% of the behavior of the application. And AngelBase puts the meta-data on-line. This has a profound impact--an AngelBase application is dynamic. An AngelBase application is not created by writing software. It is created entirely by specifying meta-data on-line. Its behavior can be altered by authorized users while the system is running, simply by changing the meta-data.

Figure 5 below shows the paradigm shift from static to dynamic application systems. In AngelBase, the on-line environment is subdivided into user-data and meta-data. In AngelBase, the application program is eliminated. The arrow shows the migration of control of the system's behavior out of the software environment (as the application program) up into the on-line environment (as meta-data).


On-Line
User-Data
Software
Application Program
(meta-data buried here)
Traditional
Database Platform
Operating System
Hardware
(clients, servers and communications)
Traditional
Application System
STATIC
User-Data
Meta-Data
On-Line
AngelBase
Database Platform
Operating System
Software
Hardware
(clients, servers and communications)
AngelBase
Application System
DYNAMIC

Figure 5. Restructuring the Software and On-Line Environments for Dynamic Applications

*We might have defined the three environments as: *hardware, compile-time* and *runtime,* making the distiction between the static and dynamic environments more explicit. We prefer the terms *software* and *on-line* because they are less obscure and because they more clearly represent what the *user* experiences.

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Revolutionary Technology Concept 8: Seeing "Behind the Screen"

Existing Technology:	Angelbase:
Ordinary users have no concept of meta-data or how the system works "behind the screen." Non-resonant systems.	Ordinary users see both user-data and meta-data. They see (both visually and conceptually) "behind the (traditional) screen" into the relationship between their user-data and the meta-data structures and rules that govern it. *Information resonance* occurs.

In traditional systems which focus on process, users get stuck in process/screen oriented thinking. They cannot see "behind the screen" into how the system works. Technical knowledge of the system's internal working is limited to software experts, who are the only ones who can change the system. Application systems evolve in a series of static releases.

AngelBase changes the whole concept of what is represented on the screen. The user first sees a *data world,* and then dives in, level by level, into a *data village,* a *house* and then a *room,* which contains records of interest. Up until that point, everything displayed on the screen is *meta-data.* The only way to see *user data* is through a *doorway.* He or she then opens up a doorway in the room of interest and sees the records in that room (together with other data brought into the doorway from other rooms, other houses and other data villages by wires). In this way the user naturally understands the relationship of user-data and meta-data. And the metaphor makes it fun.

Ultimately, ordinary users will begin to understand how the system works inside, which will empower them to create improvements in the system. The metaphor is crucial in this regard, because it takes the complexity of the system out of the realm of mathematical abstraction and brings it into a concrete, familiar form that people understand. This changes the software development paradigm, because after an application's initial release by programmers, the system continues to dynamically evolve within the user community. The result is a new phenomenon called Information Resonance, which is explained in Revolutionary Achievement 9.

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AngelBase

Revolutionary Technology Concept 9: Massive Parallelism

Existing Technology:	Angelbase:
It is impossible to divide software into a large number of independent processes. First Computing Epoch hardware is confined to one or a few processors.	Applications are naturally organized into a large number of independent processes. Massively parallel hardware architectures of the future are supported and will define the Second Computing Epoch.

It is obvious that enormous increases in hardware performance would be possible if there were a way to use large numbers of processors working in parallel. While there are important problems to resolve in terms of bus design and chip design, the fundamental problem that must be overcome to accommodate massive parallelism is not a hardware problem at all-- it is a software problem. The challenge is to divide the software into a large number of independent processes which can then be assigned to separate hardware processors. While minor degrees of parallelism do exist in systems today, the essential activity of database application software remains single-threaded. Virtually all computers today are (essentially) single processor "von Neumann" machines.

The reason that tradition software is so difficult to partition is because it is procedural. Things must be done in a particular order. The software is sequential-- it starts at a particular place and proceeds in a particular sequence. Breaking the code up into pieces for independent execution generally means that the later pieces in the sequence must wait until the earlier pieces are done, which undermines the parallelism.

The declarative nature of AngelBase (especially the *angels*), provides a natural partitioning of the system into a potentially large number of independent processes. For example, in any given database transaction, each angel involved can be assigned to a different processor. Also, separate processors can be assigned to the houses, rooms and cables involved. Complex angels can generally be further broken down into additional processes. AngelBase meta-data is non-sequential-- it has no starting point or ending point and is based upon a diagram. Therefore, potentially thousands or even millions of alternative orders exist in which execution can proceed, all of which will produce the same result in data. This is crucial for the of support of massively parallel processing.

The size and complexity of an AngelBase application can be roughly measured by the number of meta-data items (houses, rooms, tables, cables, angels, etc.). The number of independent processes on which an AngelBase application can run will thus increase at least linearly with its size and complexity.

Once AngelBase is proven in software form, it will be appropriate to create AngelBase machines in hardware, containing hundreds or thousands of processors, which directly support the parallelism of AngelBase.

These new machines (called *AngelMachines*) will directly execute AngelBase (without any intervening operating system) in a scalable, massively parallel manner. The high level architecture of the

AngelMachine was recently created by Mr. Emerson, and it effectively supports the complex problems of shared, distributed resources, data access, inter processor communication and scalability. Note: the AngelMachine architecture is **not** included in the AngelBase Semiar.

The AngelMachine is also discussed in Revolutionary Achievement 10.

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Home and Seminars
Four Strategic Questions
1. What Is AngelBase? (Please get more specific.)
2. What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)
3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)
3.1 Metaphor
3.2 Data Focus
3.3 Extended Dimensionality
3.4 Declarative Programming
3.5 Explicit Meta-Data
3.6 User-Data Levels
3.7 Dynamic Operation
3.8 Seeing Behind Screen
3.9 Massive Parallelism
3.10 Holistic Master Design
4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)
The AngelBase Story
Extraordinary Mission
People
Integrity, Vision and Commitment
Expert Endorsements
Prospectus
A Candid Dialog with the Chief Angel
Exceptional Investment Returns of 2x, 35x and 200x
Get in Now! How to Purchase AngelBase Stock
Go back to Introductory Pages: 1 2 3 4 5 6
Contact Us

Revolutionary Technology Concept 10: Holistic Master Design

Existing Technology:	**Angelbase:**
The computing industry, as a whole, has evolved in a hodge-podge... the *computing moster*. There is no integrated master design.	AngelBase, the AngelLanguage, AngelSites and the AngelMachine provide a holistic master design for the industry.

AngelBase is designed to create an integrated whole, from the bottom to the top of the industry, encompassing all of the following:

- microchips
- machines of all sizes (from laptops to super computers)
- operating systems
- networking systems
- database platforms
- browsers and web sites (replacing http with abtp)
- application systems of all sizes (from stand-alone personal applications to massively complex, globally integrated systems).

This kind of profoundly integrated architecture has never been attempted before. It is key to creating truly dynamic systems, information resonance, and massive parallelism.

> *"Expert critics who fail to grasp the significance of AngelBase don't recognize that its greatest power is that it is holistic. Doctors who reject non-allopathic medicine suffer from a similar misunderstanding. To create genuine health, one must recognize that all the elements of the body are holistically integrated. AngelBase is designed to holistically integrate all the elements of a computer system, and that has never been done before."*
>
> --Lubomir Bic, Ph.D., Professor of Information and Computer Science and Chairman of the Computer Science Department, University of California at Irvine

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Strategic Question 4:

How can AngelBase penetrate the existing markets, which are controlled by vast, established interests that are firmly entrenched in the old way of doing things?

Business as it stands today is largely an "old-boy" game. We're going to change that.

The bad news is that it's difficult to teach an old dog new tricks. In the same way that it was difficult for us to persuade venture capitalists to invest in AngelBase, it will also be difficult to persuade big-time corporate players to give AngelBase a try. Especially when they are afraid of change (and AngelBase is a huge change).

The good news is that the big-time players will not make any attempt to infringe on AngelBase and "beat us to market" with AngelBase-like concepts. Why? Because they simply cannot understand it. And when they do finally do get around to understanding AngelBase, it will be way too late for them to get away with such a tactic.

If there is one thing we've learned over that past decade, it's that the big-time players are not nearly as smart as they're cracked up to be. Yes...so long as you stay confined to the existing paradigm, they are very smart when thinking and acting (and manipulating others) within that paradigm. That paradigm is where they built their success. But change the paradigm radically, and they turn out to be far less intelligent than they previously appeared.

And the very good news is that we have a revolutionary marketing plan that will, in time, teach the old dogs that they really have no choice but learn the new tricks...or else face catastrophic losses in market share. Some old dogs will wise up, embrace AngelBase and prosper, paying our reasonably-priced license fees. But a few stubborn ones won't.....they'll try to beat us with their old tricks and their old-boy (old-dog) game......and Mark Emerson predicts that the result down the road will be bankruptcy filings by a few currently-prosperous computer industry giants. Dead dogs.

Remember the Swiss watch companies that failed to see the significance of digital watches until the Japanese had captured their market share? Watch that scenario repeat itself on a much larger economic scale as AngelBase redefines the computer industry.

Our marketing plan represents a paradigm shift in marketing. Thus we are dealing with two simultaneous paradigm shifts--a technology paradigm shift (described under Strategic Question 3) and a marketing paradigm shift (described below).

We explain this marketing paradigm shift by presenting **Seven Revolutionary Marketing Concepts.** Please click on each to see the details (or just follow Veronica, as she will take you through each page in sequence).

	Revolutionary Marketing Concept **1:** **Technology Drives Marketing**	**Current Marketing:** Bill Gates believes in the principle that "marketing drives technology." Technological developments are rarely important unless they support the vision and plans of the marketing titans.	**AngelBase Marketing:** When it comes to really **BIG** ideas-- fundamental technological innovations-- like the automobile, the light bulb and AngelBase-- the game turns around, and the principle becomes "technology drives marketing."
	Revolutionary Marketing Concept **2:** **Convincing the Intelligentsia**	**Current Marketing:** Computer industry products are sometimes launched with independent endorsements from a short list of experts. However (to our knowledge) no product has ever been launched with large-scale support from the intelligentsia.	**AngelBase Marketing:** AngelBase will be emailed to tens of thousands of experts worldwide who have Ph.Ds or other forms of high intellectual status. AngelBase will be embraced, endorsed and strongly supported within the intelligentsia.
	Revolutionary Marketing Concept **3:** **Grassroots First-- Big Players Later**	**Current Marketing:** Typically, before a high technology product reaches its ultimate "grassroots" end users, it must first pass muster with substantial players, such as venture capitalists, investment bankers or executives in established companies.	**AngelBase Marketing:** At first, we will bypass the big players. We will use the Internet to take AngelBase directly to the population at large. We will build our market from the grassroots. Our success at the grassroots level will later open the doors to the minds and accounts of the big players.

	Revolutionary Marketing Concept **4:** **The AngelBase Marketing Network**	**Current Marketing:** Network marketing, also called Multi-Level Marketing ("MLM"), is rarely used to market computer industry products because the products are too complex for ordinary people to sell. In industries where MLM is used, the schemes employed often contain elements of fraud.	**AngelBase Marketing:** The AngelBase Marketing Network is an entirely new MLM paradigm that (1) drastically changes the MLM rules, (2) permits AngelBase Distributers to have multiple uplines, (3) will produce a fantastic diversity of new products (created by the Distributers themselves), and (4) is entirely free from fraud.
	Revolutionary Marketing Concept **5:** **Balancing Profitability with Security**	**Current Marketing:** When important new products enjoy a legitimate market monopoly (because they are protected by trade secrets and/or patents) they are typically sold at high prices. The high prices create profits, but they also create incentives for infringement.	**AngelBase Marketing:** AngelBase products will be priced high enough to generate good profits but low enough to render infringement unfeasible. It will be far cheaper for a would-be competitor to obtain a license from us than it will be to undertake the massive research needed to break our profound product security.

Revolutionary Marketing Concept **6:** **Licensing Second Computing Epoch Hardware Production**	**Current Marketing:** Virtually all existing computers are von Neumann machines, which define the First Computing Epoch. Nobody owns the von Neumann machine. Microchip and computer manufacturers are free to create endless variations on First Epoch hardware technology, without paying license fees.	**AngelBase Marketing:** ATC will own the massively parallel Angel Machine™, which defines the Second Computing Epoch. Microchip and computer manufacturers may create new variations on Second Epoch designs, but all production must done be under license from IRC. Manufacturers must obtain licenses via the AngelBase Marketing Network.
Revolutionary Marketing Concept **7:** **Capturing the Leadership of the Computer Industry**	**Current Marketing:** So-called industry "leaders" hold a shaky, non-coherent vision for the computer industry that is largely based upon marginal technologies and upon "old-boy" financing, marketing and management practices. **Greed rules.**	**AngelBase Marketing:** ATC will be the de-facto industry leader by virture of (1) vastly superior technology, (2) vastly superior marketing via the AngelBase Marketing Network, (3) market dominance (from microchips to global business systems), and (4) invincible security. **Love rules.**

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Revolutionary Marketing Concept 1: Technology Drives Marketing

Home and Seminars

Four Strategic Questions:

1. What Is AngelBase? (Please get more specific.)

2. What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)

3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)

4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)

4.1 Technology Drives Marketing

4.2 Convincing the Intelligentsia

4.3 Grassroots First, Big Players Later

4.4 AngelBase Marketing Network

4.5 Balancing Profitability with Security

4.6 Licensing Parallel Hardware Production

4.7 Capturing the Industry Leadership

The AngelBase Story

Extraordinary Mission

People

Integrity, Vision and Commitment

Expert Endorsements

Prospectus

A Candid Dialog with the Chief Angel

Exceptional Investment Returns of 2x, 35x and 200x

Get in Now! How to Purchase AngelBase Stock

Go back to Introductory Pages: 1 2 3 4 5 6

Contact Us

Current Marketing:	**AngelBase Marketing:**
Bill Gates believes in the principle that "marketing drives technology." Technological developments are rarely important unless they support the vision and plans of the marketing titans.	When it comes to really **BIG** ideas-- fundamental technological innovations-- like the automobile, the light bulb and AngelBase-- the game turns around, and the principle becomes "technology drives marketing."

Many people who have been successful at marketing (such as Bill Gates) have come to believe in the principle that "marketing drives technology" and that technological developments are only important when they support the plans and vision of the marketing titans.

There is much truth to this marketing-driven principle. Many innovative ideas have been lost to the world because they threatened the turf of the kings. Many a dark-edged "deal" has been struck with a starry-eyed, patent-holding inventor, only to keep the patent on the shelf and the invention off the market.

However, when it comes to the really big ideas-- fundamental technological innovations-- the game turns around, and the principle becomes "technology drives marketing."

The automobile was just such a really big idea. Neither the buggy industry, nor the livery industry, nor even the railroad industry was able to stop Henry Ford.

AngelBase is every bit as big an idea as the automobile. AngelBase is anticipated to drive the future market of virtually the entire computer industry, and from there to have a big impact upon many other industries, world wide.

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AngelBase

Revolutionary Marketing Concept 2: Convincing the Intelligentsia

Current Marketing:	AngelBase Marketing:
Computer industry products are sometimes launched with independent endorsements from a short list of experts. However (to our knowledge) no product has ever been launched with large-scale support from the intelligentsia.	AngelBase will be emailed to tens of thousands of experts worldwide who have Ph.Ds or other forms of high intellectual status. AngelBase will be embraced, endorsed and strongly supported within the intelligentsia.

The intelligentsia has an extremely powerful long-range influence over the development of technology. In the field of computer science , the intelligentsia is comprised of academicians in universities (professors and graduate students), technical experts in the corporate world (such as CTOs and engineering executives) and independent experts (such as consultants). These people collectively hold the deep knowledge that drives the entire computer industry.

We will establish the scientific and mathematical validity of AngelBase as a fundamental new computing paradigm by persuading the computer science intelligentsia. This will pave the way toward large-scale acceptance in industry.

Tens of thousands of people who are members of the computer science intelligentsia will be contacted via email, informed of the extraordinary scientific and technological significance of AngelBase, given the opportunity to explore AngelBase in depth, and invited to become members of our Technical Advisory Board ("TAB").

We expect hundreds (or possibly thousands) of these people to respond enthusiastically. They will be asked to write an endorsement of AngelBase and their names and endorsements will be made available to the public via the Internet. They will be given lifetime free registered AngelBase client usage.

We will have the largest Technical Advisory Board in the entire industry.

We will provide an Internet-based forum for these people to communicate their AngelBase-related discoveries and results.

We expect that some of our TAB members, who are technology executives, will take an early interest in AngelBase, devoting some of their company resourses to exploring the future transition of their business systems to AngelBase.

We expect that some of our TAB members, who are professors, will become deeply involved by devoting their research work to AngelBase and then publishing academic journal articles on the results of their AngelBase research. Articles on AngelBase will appear in journals such as:

- *ACM Transactions on Database Systems*
- *Communications of the ACM*
- *IEEE Transactions on Software Engineering*
- *IEEE Transactions on Knowledge and Data Engineering*
- *Journal on Very Large Databases*

Some of these papers will be presented at academic and professional conferences.

In this way, we will build a solid foundation of mathematical, scientific and engineering acceptance of the revolutionary significance of AngelBase. All our marketing efforts will point to this foundation as the basis for our claims. Few (if any) products ever been marketed in this way.

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AngelBase

Revolutionary Marketing Concept 3: Grassroots First-- Big Players Later

Current Marketing:	AngelBase Marketing:
Typically, before a high technology product reaches its ultimate "grassroots" end users, it must first pass muster with substantial players, such as venture capitalists, investment bankers or executives in established companies.	At first, we will bypass the big players. We will use the Internet to take AngelBase directly to the population at large. We will build our market from the grassroots. Our success at the grassroots level will later open the doors to the minds and accounts of the big players.

Big players are people who control big money.

We don't expect to persuade any big players to commit their big money to AngelBase until our success is so strong that they cannot ignore us. Perhaps we will be surprised by someone, but we're not counting on it. We've spent too many years pounding on the doors of big players. We will simply let them come to us when the time is right.

Instead, we will go (a) to the **intelligentsia,** as we discuss in Revolutionary Marketing Concept 2, and (b) to the **grassroots.**

Indeed, before AngelBase implementation is complete, we are already promoting AngelBase to the grassroots in California via this Prospectus/website and via this stock offering. Selling **stock** to small grassroots investors in California is where we anticipate our first success. When AngelBase is ready, we expect to have a similar success selling AngelBase **product** to small grassroots computer users. Lots of them.

We will use inexpensive, email-based, non-spam, "opt-in" mass marketing to attract computer users world-wide to our website. From our website, users will have the opportunity to learn about AngelBase and download the AngelBase client (plus sample applications) free of charge, in unregistered form (like Shareware).

Users will be rewarded for further spreading our email-based message to their contacts. Rewards will arise from the AngelBase Marketing Network, discussed in Revolutionary Marketing Concept 4.

As our story unfolds, we expect to have many opporuntities to make news in the media. AngelBase is news. The metaphor is news. The patent is news. The story of an inventor working from his garage and unfolding a whole new computing paradigm is news. The size, credentials and endorsements of our Technical Advisory Board is news. Mark will appear on radio talk shows to discuss AngelBase, taking call-in questions from listeners. Eventually, Mark will be able to get onto the Oprah Winfrey Show and other big-time TV talk shows. This is an exciting, inspiring human-interest story with real substance.

And all of this grassroots marketing will be done on a very low budget. We expect to build a community of tens of thousands of enthusiastic AngelBase users with a marketing staff of two or three outstanding people, and without the need for large-scale marketing capital.

We will launch the **Global Society of AngelBase Users** which will provide a forum for people to communicate and share their ideas and their data villages via Internet. When the grassroots community of AngelBase users grows large enough, we will hold meetings of the Society, and we expect people to come to these meetings from all over the world.

All of this can be achieved within the grassroots without ever bringing a single big player on board.

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Revolutionary Marketing Concept 4: The AngelBase Marketing Network

Current Marketing:	AngelBase Marketing:
Network marketing, also called Multi-Level Marketing ("MLM"), is rarely used to market computer industry products because the products are too complex for ordinary people to sell. In industries where MLM is used, the schemes employed often contain elements of fraud.	The AngelBase Marketing Network is an entirely new MLM paradigm that (1) drastically changes the MLM rules, (2) permits AngelBase Distributers to have multiple uplines, (3) will produce a fantastic diversity of new products (created by the Distributers themselves), and (4) is entirely free from fraud.

All AngelBase products (including software, applications, information, services and hardware) will be marketed via a sophisticated network marketing system, called the **AngelBase Marketing Network** ("AMN").

AngelBase Technologies Corporation (ATC) will be the top-level AngelBase Distributor. We anticipate that a large network of tens of thousands of AngelBase Distributors will evolve over the years.

The AMN is a multi-level marketing ("MLM") system because it supports the concept of a "multi-level downline" of distributers. However, the AMN radically departs from traditional MLM in many respects.

The problem with traditional MLM is that it often involves elements of fraud.

There are **two sides** to the business of the traditional MLM distributor:

1. selling product to customers and
2. recruiting new downline distributors.

The fraud occurs when the latter of these activities is overzealously emphasized and the former is underemphasized. In some cases the products are of such marginal quality that nobody would really want to buy them, and yet prospective distributors are told that this doesn't matter....and that all they have to do is build downline.

There are only a finite number of people on the planet who could ever be remotely interested in becoming distributers, and it therefore is impossible for the "pyramid" of a large downline to grow indefinitely. There invariably comes a market saturation point where the pool of prospective new downline distributors within the communication reach of a particular distributor gets very small. And this typically happens at the same time as the number of distributors competing to recruit the members of that pool is very large.

If people are recruited as distributors in such a way that they are led to believe that there is no limit to the size of the downline they can build....or that their downline can be as big as those of other successful distributors who came on board much earlier, and they invest time and money in the distributorship on the basis of that belief, then that is misleading and might even be construed as fraud.

We don't want anyone coming aboard with false expecations of the size of the downline they might build. We will prohibit AngelBase Distributors from recruiting their downlines by creating such false expectations. And (just as we are doing right here) we will educate people about the nature of the fraudulent element that so often appears in MLM and about why it does not occur in the AngelBase Marketing Network.

AngelBase Distributors have a third side of their business that traditional MLM distributors totally lack.

An AngelBase Distributer can create new products and services. How? In any of the following ways (taken in any combination):

- using the creative power of original AngelBase
- taking expertise, ideas, data, information concepts, software concepts, and/or hardware concepts from other (non-AngelBase) sources and integrating them into AngelBase
- building and promoting an Angelsite
- extending and adding value to the AngelBase products of upline distributors.

The AngelBase Marketing Network is not a hierarchy, it is a lattice--an AngelBase Distributer can do business with multiple Distributors from entirely different uplines, obtaining different (unique) products from different AngelBase Distributers. And the incentive system will distribute commissions, overrides and royalties appropriately. This will enable an AngelBase Distributer to create new products by integrating the products of multiple Distributors located anywhere in the AMN.

AngelBase Distributers will be strongly encouraged to work this third side of their business and create their own unique products and services. This will distinguish their products from those of other AngelBase Distributers. And it will create a large diversity of AngelBase products and services in the marketplace. For example:

- a data village for operating a dental office
- a data village for general ledger accounting
- an Angelsite that serves genealogical information
- an Angelsite that serves information on the music industry
- an Angelsite that serves expert knowledge on metalurgy
- an Angelsite that sells custom-manufactured shoes
- a data village for controlling an oil refinery

AngelBase Distributers will **own** the unique, value-added features they create in their product lines. They will be free to copyright and/or patent such features.

When other AngelBase Distributers bring in customers for such products and services, they receive commissions via the AMN.

If a Distributor has unique new products and services to offer that are offered nowhere else, then the potential downline includes all the existing AngelBase Distributors, who might be interested in offering those products to their customers. It all comes down to building good products and marketing them effectively.

AngelBase and the AMN will "level the playing field" making it feasible for anyone with a quality AngelBase product to find a market for it.

The AMN will become a world-class marketing organization.

We will aggressively build the AMN on a global scale to where it includes tens of thousands of active AngelBase Distributers offering a huge diversity of high quality AngelBase products and services. We expect some of our Distributors to build full-time internal staffs of professionals who develop their products and provide expert customer support.

Pricing, terms and incentives will not be set in stone by ATC, but can be independently set or negotiated between AngelBase Distributers, their customers, their internal staff members and their downline Distributers.

Indeed, the way we will ultimately "sell" the big players on AngelBase is through the AMN. We expect to have some very savvy and successful marketing people in the AMN who will make it their business to approach the big players. And when our AngelBase Distributors strike deals with the big players, ATC will stand behind them...entitling them to commissions on the future business of the big players.

We anticipate that by 2012, most major computer industry companies (including most that are in the Fortune 1000) will be high volume AngelBase Distributers, functioning within the AMN alongside medium-sized AngelBase Distributers and small home-based AngelBase Distributers.

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AngelBase

Home and Seminars
Four Strategic Questions
1. What is AngelBase? (Please get more specific.)
2. What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)
3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)
4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)
4.1. Technology Drives Marketing
4.2. Convincing the Intelligentsia
4.3. Grassroots First, Big Players Later
4.4. AngelBase Marketing Network
4.5. Balancing Profitability with Security
4.6. Licensing Parallel Hardware Production
4.7. Capturing the Industry Leadership
The AngelBase Story
Extraordinary Mission
People
Integrity, Vision and Commitment
Expert Endorsements
Prospectus
A Candid Dialog with the Chief Angel
Exceptional Investment Returns of 2x, 35x and 200x
Get in Now! How to Purchase AngelBase Stock
Go back to Introductory Pages
1 2 3 4 5 6
Contact Us

Revolutionary Marketing Concept 5: Balancing Profitability with Security

Current Marketing:	AngelBase Marketing:
When important new products enjoy a legitimate market monopoly (because they are protected by trade secrets and/or patents) they are typically sold at high prices. The high prices create profits, but they also create incentives for infringement.	AngelBase products will be priced high enough to generate good profits but low enough to render infringement unfeasible. It will be far cheaper for a would-be competitor to obtain a license from us than it will be to undertake the massive research needed to break our profound product security.

When a company has a legitimate monopoly on a strong product, the temptation is to set prices high, which brings good profits. However, it also creates a strong incentive for would-be competitors to attempt to infringe the monopoly by reverse engineering the product. And with software and information being sold globally over the Internet, it is often difficult or impossible to enforce patents....particularly in contries like China.

AngelBase is patented. However, it is our intention is to create a business climate where would-be patent infringers of AngelBase simply decide it is unfeasible for them to attempt infringement. We will do this by a combination of two things:

1. setting reasonable prices; and
2. making it extremely difficult to clone or reverse engineer AngelBase.

Our prices will be reasonable.

Any software products can ultimately be reverse engineered. The question is the time and cost of the reverse engineering. If it is extremely difficult, then it takes more time and more cost.

If a legitmate vendor's prices are quite high, then the motivation for a would-be infringer to invest in reverse engineering is much stonger... either because (1) if he is selling the product, he will be able to enter the market at a much lower price and draw customers away from the legitimate vendor, or (2) if he is using the product, he will escape paying the legitmate vendor's high license fee. Thus high prices encourage large investment in infringement efforts. On the other hand, if the legitimate vendor's prices are reasonable, then the strong incentive for infringement goes away.

We are interested in building the AngelBase market for the long term. We believe that reasonable prices encourage a more rapid market growth and build customer loyalty. People like to be treated reasonably and fairly. People dislike paying outrageous prices that have been set high simply because a vendor can "get away with it."

Our product security will be extraordinary.

We are building AngelBase in such a way that it will be extraordinarily difficult to reverse engineer. We are building into AngelBase itself (at the "DNA" level) sophisticated security mechanisms that protect both AngelBase software and AngelBase hardware by enforcing our licensing policies via the AngelBase Master Registry.

The AngelBase "DNA" will render it unfeasible for competitors to attempt to infringe our patents by reverse engineering AngelBase software or AngelBase hardware--because the cost of doing so would far exceed the cost of complying with our reasonably-priced licensing policies.

This security will extend into AngelBase microchips (which will themselves contain a strand of AngelBase "DNA"), making it necessary to obtain proper license before AngelBase hardware will work, and making it extremely difficult to produce chip clones.

The security system will be our basis of marketplace control over the functions of the AngelBase Marketing Network and the economic transactions that flow within AngelBase via ATC.

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Revolutionary Marketing Concept 6: Licensing Second Computing Epoch Hardware Production

Current Marketing:	**AngelBase Marketing:**
Virtually all existing computers are von Neumann machines, which define the First Computing Epoch. Nobody owns the von Neumann machine. Microchip and computer manufacturers are free to create endless variations on First Epoch hardware technology, without paying license fees.	ATC will own the massively parallel Angel Machine™, which defines the Second Computing Epoch. Microchip and computer manufacturers may create new variations on Second Epoch designs, but all production must done be under license from IRC. Manufacturers must obtain licenses via the AngelBase Marketing Network.

John von Neumann was a mathematical and scientific genius, but he was certainly not a businessman. Rather than patenting his machine design, he gave it away to industry. Computer hardware manufacturers have reaped billions of dollars in profits from von Neumann's free gift of the First Computing Epoch master design.

We will be in the position of owning the master design of the Second Computing Epoch-- the AngelMachine. And while we are certainly generous at heart, the beneficiaries of our generosity will certainly **not** be the titans of industry...but rather the people who are suffering in this world. We therefore have no intention of repeating what von Neumann did with our AngelMachine.

The titans of the computing industry will be required to pay license fees in order to enter into the Second Computing Epoch. And that includes license fees to produce Second Epoch microchips and license fees to produce Second Epoch computers.

All of this will be handled via the AngelBase Marketing Network. We expect some of our most savvy AngelBase Distributors to cut deals with the titans of the existing hardware industry, and these Distributors will enjoy the commissions on that future stream of hardware business.

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Revolutionary Marketing Concept 7: Capturing the Leadership of the Computer Industry

Current Marketing:	AngelBase Marketing:
So-called industry "leaders" hold a shaky, non-coherent vision for the computer industry that is largely based upon marginal technologies and upon "old-boy" financing, marketing and management practices. **Greed rules.**	ATC will be the de-facto industry leader by virtue of (1) vastly superior technology, (2) vastly superior marketing via the AngelBase Marketing Network, (3) market dominance (from microchips to global business systems), and (4) invincible security. **Love rules.**

Once we get the ball rolling with AngelBase and the Second Computing Epoch, we believe that nothing will be able to stop it. Like what happened when von Neumann "let the cat out of the bag" with his machine design and started the ball rolling on the First Computing Epoch.

The entire computer industry will, in a very natural way, simply re-make itself-- evolving from the First to the Second Computing Epoch. That is the great power of AngelBase.

We expect to capture the computer industry leadership through the following:

1. highly responsible, effective and benevolent leadership/management of:
   - the AngelBase Technology,
   - the AngelBase Marketing Network,
   - the AngelBase Master Registry, and
   - the Angel Machine Master Design
2. the eventual market dominance of AngelBase in all of the following:
   - computer microchips,
   - machines of all sizes (from laptops to super computers),
   - operating systems,
   - networking systems,
   - database platforms,
   - the Internet, and
   - application systems of all sizes (from stand-alone personal applications to, massively complex, globally integrated business systems); and
3. protection from would-be infringers via:
   - our "DNA" level security system,
   - our reasonable prices, and
   - our patents.

And from this place of industry leadership, backed by the enormous information power of AngelBase, we will work hard to promote our main cultural goal **to greatly reduce human suffering on this planet.**

We will work hard to **expose tyranny** and to replace it with **liberty.**

We will work hard to **expose ignorance** and to replace it with **wisdom.**

We will do our part, from our place of powerful indusrty leadership, to promote and facilitate the establishment of a **Golden Age** characterized by the following:

- liberty
- personal empowerment
- personal sovereignty
- expanded consciousness
- health
- abundance
- compassionate service
- intellectual flowering
- wisdom
- world peace
- world joy.

And we will make an enormous **profit** by doing so.

Love rules.

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Home and Seminars
Four Strategic Questions
1. What Is AngelBase? (Please get more specific.)
2. What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)
3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)
4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)
The AngelBase Story
Extraordinary Mission
People
Integrity, Vision and Commitment
Expert Endorsements
Risks, Stock and Finances
A Candid Dialog with the Chief Angel
Exceptional Investment Returns of 2x, 35x and 200x
Get in Now! How to Purchase AngelBase Stock
Go back to Introductory Pages: 1 2 3 4 5 6
Contact Us

AngelBase Has a Fascinating Story.

Big Things Start Slowly. And so it has been with AngelBase.

The story began in 1979 when Mark Emerson first asked himself a fundamental question:

> What is a database?

Mark innocently (but mistakenly) presumed that some technology must already exist that would answer this question to his satisfaction. Wrong. That led him on a twelve-year search for the answer--a deep exploration of all the existing database technologies. There are four of them, and none is patented:

1. Hierarchical
2. Network
3. Relational
4. Object

As Mark learned about these technologies, he got frustrated. He felt that none of the existing technologies really answered his question. Other people might call them "databases," but everything Mark saw seemed extremely primitive when compared to the vision that was beginning to blossom in his own mind. In 1991 it finally dawned on him that (at least by his standards) the answer to his question was:

> No database yet exists.

(Note: in the past 12 years, the database scene hasn't really changed. The entire Internet revolution has been built upon the four existing database technologies--primarily Relational.)

So in May 1991, Mark embarked upon designing his own database technology. Two years later when he showed his work to several very open-minded experts, they were astounded by his creative genius. What has emerged goes a quantum leap beyond the four existing database technologies. AngelBase is the fifth database technology. In time, it will largely replace the others.

Likewise, the automobile went a quantum leap beyond all the various configurations of the horse and buggy. Ultimately, it replaced them entirely.

Mark now has an answer to his question, "What is a database?" The answer is:

> AngelBase.

We have attracted small investors.

In 1993 Information Resonance Corporation ("IRC") was formed for the purpose of capital formation, technology development and marketing. Small investors began purchasing stock in IRC in 1994. Since then, more than 100 people have invested a total of approximately $311,000 in equity capital to the AngelBase effort.

We have now reorganized into AngelBase Technologies Corporation ("ATC"), a newly formed corporation. The existing IRC shareholders received proportionate shares in ATC and the AngelBase technology (including the patent) was transferred from IRC to ATC. IRC will soon be dissolved. The primary reason for the reorganization is astrological...we have obtained a much improved "birth chart" for the new corporation, and that bodes extremely well for our success.

Before we can sell AngelBase and make a substantial amount of money for all our shareholders, we must first complete the **implemention** AngelBase--moving it from a purely theoretical description into functioning software that people can actually use.

But there has been a major difficulty. And the difficulty has been attracting venture capital.

Ever since the first investments were made in 1994, everyone (including all our small investors) **thought** that implementing AngelBase would require hiring a team of about 25 experts, and that it would take the team two or three years to get the first version of AngelBase operational using a traditional programming technology. We worked very hard to raise five million dollars in venture capital to finance the implementation.

But the venture capital firms were unwilling to invest. More on that below.

Theoretical progress continued.

Over the years, as frustration mounted with our inability to attract venture capital, we continued to make enormous theoretical progress on AngelBase. In 1998 a patent was issued on AngelBase (US Patent 5,778,370). And it gradually became theoretically clear that AngelBase is a much bigger idea than anyone had originally thought.

AngelBase will not only bring a quantum leap to database technology, but AngelBase will also bring quantum leaps in most other sectors of the computer industry--from microchips to globally integrated business systems. AngelBase will finally make it possible to build massively parallel hardware that breaks the "von Neumann barrier."

So, as of June 2001, we had succeeded in creating the theory of a fundamental new technology that is capable of transforming an entire $600 billion industry. And we had failed to interest the venture capital community.

Why couldn't we attract venture capital?

Or...to put it more bluntly, why should we expect ordinary people to invest in AngelBase when numerous venture capital professionals passed on it?

With all due respect to the VC professionals who actually looked at AngelBase, we think AngelBase was simply too big an idea for them. VC firms have policies that govern the way they invest. These policies are designed to identify those "hard to find" startups that will succeed and eventually make it big. The policies are based upon what has worked in the past, under the existing paradigms.

However, AngelBase transcends existing paradigms.

To get a feeling for what this means, let's turn the clock back one century. The financiers behind the horse and buggy industry were accustomed to investing in companies that developed and successfully marketed new products within that transportation paradigm, such as coaches, wagon wheels, livery supplies, etc. These old-time financiers would have simply "passed" on a business proposal to develop and market the automobile. It would have been difficult for them to imagine the massive paradigm shift that the automobile would bring.

The computer industry is like that today. People have made fortunes based upon small, marginal improvements in the existing computing paradigm. VC's are looking for opportunities like that--like a buggy wheel that lasts four times as long. It is extremely difficult for VC's to comprehend the AngelBase opportunity because they evaluate it from the viewpoint of their firm's investment policies--policies that are based upon the existing paradigm.

But our lack of success attracting venture capital turned out to be a **blessing in disguise.** A huge blessing actually.

A major breakthrough changed everything.

In July 2001, Mark made an awesome theoretical breakthrough. He figured out a vastly more powerful way to implement AngelBase--using AngelBase itself rather than a traditional programming technology. This might sound impossible, but it's not.



AngelBase System 1 has been implemented in a manner that resembles the way a living cell works. We built two things--the "cell" and the "DNA."

Building the "cell" was the easier part--about 5% of the job. The big job (95%) was creating the "DNA." Our AngelBase "DNA" is highly self-referential. Once we inserted our "DNA" into the "cell," it was able to understand, control and replicate itself. **This is a mind-boggling new paradigm for software engineering.**

The implications are huge. We no longer need a team of 25 experts to work for three years. Instead, an All-Emerson team of three people is now in the process of implementing AngelBase System 2:

Mark Emerson
David Emerson
Jonathan Emerson

David (24) is Mark's eldest son. Jonathan (18) is Mark's youngest son. (Mark's middle son, Greg, is not directly involved in the project.)

Mark began work on the "DNA" in July 2001 and completed it in May 2002 (11 months of effort). He then wrote the specification for the "cell" in June 2002 (two weeks of effort). In January 2003, the "DNA" was inserted into the "cell" and it came to life. We were amazed at how easy it was to make it work. We have excellent reason to believe that it is 100% bug-free.

We call the first "cell" and its "DNA" System 1. Now that System 1 has come to life and has been thoroughly tested, then are using System 1 to create System 2. AngelBase will be completed at System 5.

We anticipate that this team of just three people will produce the first commercial release of AngelBase by Winter 2004.

We saved over four million dollars.

Although the AngelBase project has taken much longer than the original investors had hoped, it was worth the wait. Now, because of the breakthrough, we don't need to raise and spend five million dollars to finance a team of 25. This means we will **not** need to dilute our stock by giving a huge chunk of it to venture capitalists.

Once we have AngelBase working, then we will pursue an ingenious marketing strategy. Just as we are implementing AngelBase without an infusion of venture capital and the corresponding dilution of our stock, we believe it will also be possible to create a significant market success without venture capital. And our market success will significantly increase the value per share of our stock. Our marketing strategy is described under Strategic Question 4.

Slow and steady wins the race.

When our first investors purchased their stock in 1994, people were barely talking about the Internet. We moved along with our work...slowly and steadily. Along came the World Wide Web. The dot com craze rose up feverisly...funded by venture capital money. We were amazed that the VCs invested millions in spurious dot coms that didn't even have revenue models...and they passed on AngelBase. We really learned a lot about the mindset of the venture capital community from that. We just kept on going...slowly and steadily.

Then we watched the dot coms fall. Hard. So much for the "wisdom" of the venture capitalists. And finally.....we had our big breakthrough. So here we are right now, going a little faster than before...but still very steady.

President Calvin Coolidge said:

> *Nothing in the world can take the place of persistence. Talent will not; nothing is more common than unsuccessful men with talent. Genius will not; unrewarded genius is almost a proverb. Education will not; the world is full of educated failures. Persistence and determination alone are omnipotent.*

We have enourmous persistence. We've been at this for more than eleven years now, and that is persistence. And you better believe we will stick with it until we have a big success.

We also have talent, genius and education. We have a patent on the technology that will transform the computer industry. We have System 1 working...splendidly. And we have a means to implement, demonstrate and initially market the technology on a pretty low budget.

All we need now is your enthusiastic support.

You are invited to be an angel. Your small investment will play a big part in making AngelBase a reality. And then you will share with our family of angelic shareholders in the enormous profits that will ultimately come (undiluted by venture capital interests). The value per share of our stock will rise...slowly and steadily.

And then, as our success builds, and the industry wakes up, and executives all over the world realize that upgrading to AngelBase is mission critical for their very survival....well....at that point, we believe the price of our stock will rise rapidly.

DNA Image from Purves et al., Life: The Science of Biology, 4th Edition, by Sinauer Associates. Obtained at http://gened.emc.maricopa.edu/bio/bio181/BIOBK/BioBookDNAMOLGEN.html.

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The Extraordinary Mission of AngelBase Technologies Corporation:

1. To implement AngelBase recursively within itself, in a manner analogous to the recursive functioning of the DNA within a cell. AngelBase will come to life in an extremely elegant, holistic manner (on existing hardware/OS technology), with robust quality, superb graphical artwork, and ideal interfaces. AngelBase will provide a practical and user-friendly way for database application users to define what they see on the screen and how they interact with the system. AngelBase will be fun, easy and inspiring to use. AngelBase will perform spectacularly on all targeted hardware/OS platforms and on the Internet.

2. To generate extraordinary financial returns for our investors, to sustain a steadily rising stock price over the short, middle and long terms, to offer liquidity to all shareholders, and to provide a robust financial platform to support the unfolding of this mission.

3. To unequivocally demonstrate to the computing industry and to the world that *Information Resonance* is a real phenomenon which regularly occurs when people use AngelBase. Information Resonance will bring a quantum leap to the value of computer systems. Information Resonance will deliver enormous empowerment to all classes of users. Through Information Resonance, users will understand in depth what their computers are doing with their data, and they will gain full control over their data and the functioning of their applications (subject to their individual authorization).

4. To create and effectively manage the AngelBase Master Registry as a large AngelBase database on the Internet for tracking licensing information and usage statistics on each registered AngelBase product and enforcing licensing terms within the AngelBase Marketing Network (AMN--described below).

5. To implement the Second Computing Epoch of computer hardware (the First Computing Epoch being based upon the single processor "Von Neuman" approach). These new machines, called AngelMachines, will directly execute AngelBase (without any intervening operating system) in a scalable, massively parallel manner. AngelMachines will include radically new concepts in the architecture of microchips, bus, memory, processors and interfaces, and these new architectures will be based upon the theory of AngelBase. AngelMachines will unmistakabley demonstrate the feasiblity of building large-scale machines that perform many orders of magnitude faster than any existing machines. AngelMachines will definitively and conclusively become the new standard in computing machine hardware, and all such hardware will be manufactured and distributed by the computing industry under license from ATC.

6. To build into AngelBase itself (at the "DNA" level) sophisticated mechanisms that (1) regularly report (via Internet) usage statistics on each registered AngelBase product to the AngelBase Master Registry, (2) protect the privacy of the actual data in each data village (including extremely strong encryption in data transmissions when appropriate), (3) enforce our licensing policies. The "DNA" will render it unfeasible for competitors to attempt to infringe our patents by reverse engineering AngelBase software or AngelBase hardware--because the cost of doing so would far exceed the cost of complying with our reasonably-priced licensing policies. This security will extend into AngelBase microchips (which will themselves contain a strand of AngelBase "DNA"), making it

necessary to obtain proper license before AngelBase hardware will work, and making it extremely difficult to produce clones. The security system will be our basis of marketplace control over the AMN. Additionally, this security system will render AngelBase and AngelMachines impervious to any form of viruses. AngelBase will not provide any secret "back door" that could enable government agencies, or ATC, or anyone else to "spy" on anybody's actual data.

7. To market all AngelBase products (including software, applications, information, services and hardware) via a sophisticated network marketing system, called the AngelBase Marketing Network ("AMN"). The AMN is a multi-level marketing ("MLM") system because it supports the concept of a "multi-level downline" of distributers. However, the AMN radically departs from traditional MLM in the following respects: (1) AngelBase Distributers are encouraged to use AngelBase to create their own unique products and services, thereby distinguishing themselves from those of other AngelBase Distributers and creating a large diversity of AngelBase products and services in the marketplace. (2) AngelBase Distributers have ownership of the unique, value-added features they create in their product lines (and are free to copyright and/or patent such features), (3) Pricing, terms and incentives are not established by ATC, but are independently set or negotiated between AngelBase Distributers, their customers and their downline distributers, (4) The network is not a hierarchy, it is a lattice--an AngelBase Distributer can do business with multiple upline distributors, obtaining different (unique) products from different distributers, (5) An AngelBase Distributer can create new products by utilzing any combination of the following: (a) using the creative power of original AngelBase (obtained directly from ATC), (b) taking expertise, ideas, data, information concepts, software concepts, and/or hardware concepts from other (non-ATC) sources and integrating them into AngelBase, (c) building and promoting an Angelsite, (d) extending and adding value to the AngelBase products of an upline distributor, and/or (e) integrating the products of multiple upline distributors.

8. To aggressively build the AMN on a global scale to where it includes tens of thousands of active AngelBase Distributers offering a huge diversity of high quality AngelBase products and services. Most major computer industry companies (including virtually all that are in the Fortune 1000) will be high volume AngelBase Distributers, functioning within the AMN alongside medium-sized AngelBase Distributers and small home-based distributers. The AMN will "level the playing field" making it feasible for anyone with a quality AngelBase product to find a market for it.

9. To become the computer industry leader through (1) highly responsible, effective and benevolent leadership/management of the AngelBase technology, the AMN, and the AngelBase Master Registry; (2) the eventual market dominance of AngelBase in computer microchips, machines of all sizes (from laptops to super computers), operating systems, networking systems, database platforms, the Internet, and application systems of all sizes (from stand-alone personal applications to, massively complex, globally integrated business systems); and (3) protection from would-be infringers via our "DNA" level security system, our reasonable prices and our patents.

10. To maintain harmonious relationships in high integrity with all of our investors, shareholders, staff members, AngelBase Distributers, customers, vendors, prospects, government contacts, media contacts, friends, and anyone else we are associated with. This includes seeing and honoring the highest in everyone and treating everyone with love. It also includes acting wisely when relating with people who are not coming from love.

11. To provide a happy working environment for our staff members which is fulfilling to them intellectually, creatively, emotionally, socially and financially, and which empowers them to genuinely

contribute to the betterment of our planet. This includes recognizing each individual's talents and callings and finding ways of working together which facilitate the blossoming of each individual in the finest way.

12. To facilitate the personal empowerment of millions of people worldwide (through AngelBase, Information Resonance, and the AMN) such that these people are able to unfold and manifest the work which is their deep and true calling in life, the work which tugs at their heart strings, and which work contributes greatly to solving world problems small and large, improving the economy locally and globally, replacing tyranny with liberty, replacing ignornace with wisdom, greatly reducing suffering, and creating finer quality of life for all.

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The People behind AngelBase

Home and Seminars

Four Strategic Questions

1. What Is AngelBase? (Please get more specific.)

2. What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)

3. How Will AngelBase Achieve All These Things? (Ten Technology Concepts)

4. How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)

The AngelBase Story

Extraordinary Mission

People

Integrity, Vision and Commitment

Expert Endorsements

Risks, Stock and Finances

A Candid Dialog with the Chief Angel

Exceptional Investment Returns of 2x, 35x and 200x

Get in Now! How to Purchase AngelBase Stock

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Contact Us



Mark Laurence Donald Emerson
CEO, Director,
AngelBase Inventor, and Chief Angel
ChiefAngel@angelbase.com

Mark (51) is the inventor of AngelBase and the founder of both AngelBase Technologies Corporation and Information Resonance Corporation. He is thrilled to be building AngelBase with two of his three sons, David (23) and Jonathan (18). Mark's other son, Greg (20), graduated with honors in December 2002 from U.C. Berkeley, majoring in history.

Click here to see Mark' resume.



David Laurence Emerson
Director and Corporate Secretary
Member of the AngelBase Development Team
david@angelbase.com

David (23), Mark's eldest son, holds a B.S. in Physics from U.C.L.A. While going to school, David worked for five years as a quality assurance engineer at ITG, developing sophisticated test plans for stock trading software. He also served on the Board of Directors at the University Cooperative Housing Association. He has been supporting Mark on the AngelBase project in various capacities for several years. As a member of the AngelBase Development Team, David is responsible for quality assurance (i.e. software testing). David has outstanding leadership, technology and communication skills.



Jonathan Emerson
Member of the AngelBase Development Team
jonathan@angelbase.com

Jonathan (18), Mark's youngest son, is currently studying mathematics at the University of California. He is a gifted mathematician, and over the past two years has taken numerous upper division and graduate level courses in mathematics, philosophy, linguistics and cognitive science. Jonathan is the expert on the detailed internal workings of the "DNA and the "cell" which comprise System 1, and is deeply involved in the technical planning for Systems 2 through 5. He is affectionately known as "Bop."



Allen S. Horwitz
Director
allen@angelbase.com

Allen (46) is one of the original AngelBase investors. He holds a B.S. in Physical Science from California Polytechnic State University, San Luis Obispo. He is presently Vice Presidient, Pacific Coast Cabling, Networking Division, where he is responsible for bringing voice and data integration products through new distribution channels. Allen has 15 years experience in the field of networking and telecommunications, both in technical support of management information systems hardware and software, and (for the past 7 years) in sales and marketing. In addition, he and his wife, Kathy, have built a large, e-commerce based direct marketing and distribution network. Allen has known Mark for 35 years and has worked with him on several prior projects.





Richard Neff Hubbard
Director
richard@angelbase.com

Richard (55) holds a B.A. in Communications and Theatre from Oberlin College and is currently a freelance writer and editor. He has also studied business administration, public relations, law and political history, and has been a frequent guest on political talk-shows. Richard was previously associate editor for *Perceptions* magazine, focusing on legal and political matters. At *Perceptions,* he edited Mark's 1996 article describing AngelBase for the lay public. As an actor he has appeared in hundreds of stage and screen productions. In 1982, a production of one of his screenplays received the New York Film Festival silver award in the Best Television Program category.



Erial
Member of the AngelBase Development Team
erial@angelbase.com

Erial (47) is a visual artist who completed four years at California State University, Los Angeles, where he majored in Design and Illustration. He has also studied mythology, philosophy, psychology and many spiritual traditions. Highlights of Erial's artistic accomplishments include ecological murals, magazine illustration, book and CD illustration, and art direction for music videos. He has had several fine art exhibitions of his art and has been an assistant animator for Don Bluth Studios. Other samples of his work can be seen at spiritualcommunication.net. As the artist on the AngelBase Development Team, Erial is creating AngelBase imagery that inspires users and expands their consciousness.

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Mark's Resume

Home and Seminars
Four Strategic Questions:
1 What Is AngelBase? (Please get more specific.)
2 What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)
3 How Will AngelBase Achieve All These Things? (Ten Technology Concepts)
4 How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)
The AngelBase Story
Extraordinary Mission
People
Integrity, Vision and Commitment
Expert Endorsements
Risks, Stock and Finances
A Candid Dialog with the Chief Angel
Exceptional Investment Returns of 2x, 35x and 200x
Get in Now! How to Purchase AngelBase Stock
Go back to Introductory Pages: 1 2 3 4 5 6
Contact Us

FULL-TIME ACTIVITIES:

1995 to present: AngelBase Project.

Founder, CEO of AngelBase Technologies Corp. (2002-present), Founder, CEO of Information Resonance Corp. (1995-present), AngelBase Inventor.

Responsible for AngelBase technology. Developed the theoretical basis for AngelBase, expressed in the *AngelBase Technical Treatise* (600 pages), *Executive Introduction to AngelBase* (52 pages) and numerous technical notes. Created the AngelBase Metaphor of over 100 terms which name the generic database structures. Created the Angel Language, a database programming language that resolves the classic problem of enforcing complex data integrity constraints in a 100% declarative manner. Managed effort to implement a partial, experimental AngelBase prototype in Java (1997). Implemented an entirely different, small experimental AngelBase demo in HTML (1999). Wrote most of the 300 page patent application containing 160 claims, working in consultation with patent attorney. Wrote the *Specification for Primordial AngelBase* (90 pages), which describes the "DNA" and the "cell" for AngelBase System 1. Programmed the "cell" and supervised the successful implementation of AngelBase System 1. Currently implementing AngelBase System 2.

Responsible for business management. Recruited Technical Advisory Board of thirteen experts, Board of Directors, corporate officers, and various consultants. Handled legal matters including writing of contracts, management of Board of Directors business and securities matters, occasionally consulting with attorneys. Researched the database market. Wrote business plans and offering memoranda.

Responsible for fund raising. Solicited investments via private stock offerings, made complex presentations to investors and closed some $310,000 in private sales of the company stock. Made considerable effort over a period of six years (1995-2001) to raise venture capital for AngelBase implementation, but was "unsuccessful." But that "failure" turned out to be to be a blessing in disguise. Conceived of a major technological breakthrough that has drastically simplified the process by which AngelBase is being built and eliminated the need to raise some $4,000,000 from venture capital firms, because we need far less than that. Prepared registration application for 25113(b)(1) public stock offering to raise $540,000.

Responsible for this AngelBase.com Web site, creating and implementing its contents in conjunction with artist Erial.

1999 and 2002: Independent Consultant.

Technical Writer, Business Analyst and Database Consultant.

Did several short-term contract assignments for various concerns (including Sony Pictures Entertainment).

1982 to 1995: Hughes Aircraft Company.

Software Engineer.

Responsible for design, implementation, test and documentation of a software system to operate a newly built far-field range for testing satellite antennas. System runs on three interconnected computers, controls and/or monitors 15 complex devices and instruments in real-time, and contains some 100,000 lines of Pascal code. Managed a team of four programmers, installed the system on schedule, and it was successfully used to test the massive antennas on six Intelsat-VI satellites now in orbit.

Responsible for the analysis portion of a data quality audit of the Space and Communications Group legacy business data, residing primarily on IBM mainframe in IDMS. Developed innovative notations and methods. Defined hundreds of data quality rules. Managed a team of programmers, who implemented the rules in SQL and ran the audit. Uncovered significant amounts of corrupt data.

Participated in an effort to automate many functions in purchasing, inventory, shop floor control, and financial reporting, and to upgrade from legacy systems to UNIX client/server systems in Oracle. Consulted with business users and defined specifications for data conversion.

Designed and implemented a data collection system in Pascal for use with LeCroy Modular Digitizing Systems in a high voltage laboratory.

Taught classes in software engineering and Pascal to Hughes employees.

Developed a text editor.

1979 to 1982: Gateway School.

Entrepreneur and Teacher.

Founded the school. Responsible for the entire business. Defined marketing strategy. Solicited and closed all enrollments. Taught private summer classes in algebra and geometry, assisted by a staff of four employees. Created a system for teaching algebra and geometry that is much more effective than currently used teaching methods. This included writing Algebra I and Geometry textbooks. Had uniform success at getting all geometry students to do substantial (10 line) proofs correctly within the first three hours of instruction, an unprecedented achievement in mathematics education. Offered a full seventh grade program in the 1981-82 school year.

1977 to 1978 and 1973 to 1976: Los Angeles

Unified School District.
Teacher.

Taught chemistry and mathematics.

1976 to 1977: Waddell and Reed, Inc., Kansas City, MO.
Sales representative in Fairfield, IA.

Sold term life insurance, while living temporarily in a small Iowa town by making cold calls on small businesses, homes and farms.

PART-TIME ACTIVITIES:

1991 to 1995: AngelBase Project.
Entrepreneur and AngelBase Inventor.

Conceived AngelBase and wrote early technical documents that layed the initial groundwork for the patent. Founded Information Resonance Corporation in 1993. Wrote a 300 page business plan and gained the interest of many investors. Raised initial funds via a private stock offering, and then commenced full time work for Information Resonance Corporation (see above).

1989 to 1993: Crossroads Extension Program.
Entrepreneur and teacher.

Organized and taught private algebra and geometry classes two evenings per week. Established a partnership with a private school to secure accreditation for the classes.

1987 to 1992: Educational Sciences Corporation of America.
President.

Managed a team of four partners and several other individuals in an artificial intelligence research project to build software to generate psychological profiles utilizing Vedic astrology. Built a mathematical model for the converting planetary configurations into profiles. Designed a complex database and a language to express that database in the form of a set of large text files. Wrote a compiler in Pascal to convert the language-based expression of the database into an entirely different form for input into a program (written by a physicist) which generated the actual profiles, in accordance with said mathematical model. Conducted focus groups to assess the accuracy of the resulting profiles. Results were promising but inconclusive. Gained substantial insight into how the model and the database needed to be revised to produce the next generation system. However, that project was impractical without a far more powerful database system. This was the key insight that led to the conceptualization of AngelBase.

1986 to 1989

Using Paradox, developed a general ledger accounting database and a contact/mailing list database.

1986

Beta-tested Borland's Modula-2 compiler for MS DOS.

1982 to 1987

Completed substantial work designing a software system to teach algebra that utilizes my unique teaching methodology. Attempted to raise funds for a start-up company to implement this system, but was unable to on account of the stock market crash in October 1987. Later realized that this system will be far easier to implement with AngelBase.

1982

Wrote a dictionary-based, high-speed text compression system in Pascal.

1979 to 1983

Invested in and managed residential real estate.

1968 to 1978

Volunteered services in twelve amateur and semi-professional musical theater productions and one opera as set and lighting designer, technical director, chorus member and producer. Managed a large number of volunteers. Founded the Los Angeles Young Artists Theater Company.

1966 to 1994

Tutor.

Private tutoring in mathematics, physics and chemistry. Spent thousands of hours one-on-one with students, developing extremely effective teaching methodologies, which were then effectively adapted to teaching entire classes.

EDUCATION:

Attended public schools in Los Angeles, California, graduating from Palisades High School in 1969. Attended U.C.L.A., graduating *Magna cum Laude* in 1973 with a BA in Mathematics. Undergraduate work also included substantial work in physics, chemistry, theater arts and music. Did graduate work at U.C.L.A. in management and education, and hold a secondary teaching credential.

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Learn What Others Say about the Integrity, Vision and Commitment behind AngelBase.

Home and Seminars
Four Strategic Questions:
1 What is AngelBase? (Please get more specific)
2 What AngelBase Products Will Be Offered, and What Will They Achieve? (Eleven Achievements)
3 How Will AngelBase Achieve All These Things? (Ten Technology Concepts)
4 How Will AngelBase Penetrate Existing Markets? (Seven Marketing Concepts)
The AngelBase Story
Extraordinary Mission
People
Integrity, Vision and Commitment
Expert Endorsements
Risks, Stock and Finances
A Candid Dialog with the Chief Angel
Exceptional Investment Returns of 2x, 35x and 200x
Get in Now! How to Purchase AngelBase Stock
Go back to Introductory Pages: 1 2 3 4 5 6
Contact Us

Sixteen letters are presented below in alphabetical order, except that the letter from Mr. Horwitz is presented first.

Allen S. Horwitz

September 5, 2002

To Whom It May Concern:

My name is Allen Horwitz. The purpose of this letter is to vouch for Mark Emerson's character in the strongest possible terms.

I've known Mark for 35 years, and have worked with him on numerous projects going as far back as the 1970s. I am one of the original AngelBase investors and have been a member of the AngelBase board of directors for the past seven years. My career is in networking and telecommunications, where I have worked on both the technical side and on the sales and marketing side.

For more than three decades, the pattern that I have consistently observed in Mark is one of incredible commitment, focus, resolve, dedication, vision and integrity. For the past eleven years, I've seen Mark apply this pattern to AngelBase. Mark has a clear vision of exactly how to develop this ground breaking technology and of the transformational effects it will have on our information society as a whole.

Mark thinks very, very big. In fact, he thinks bigger than anyone I have ever personally known. Mark's vision, in its broadest sense, can bring a completely new paradigm to the field of information science. This paradigm shift will have the effect of empowering people and organizations who use AngelBase with the ability to solve problems with information in ways that have never before been accessible to them.

In my sales and marketing work, visiting hundreds of customers in a wide variety of corporate settings, I am faced every day with the reality of the current information paradigm. Companies are locked into information structures that can only be changed from inside the "glass house" of the programmers. Information is not malleable. Executives and ordinary workers cannot craft and change information systems to suit their needs, and these needs change on a daily basis. Tools are desperately needed to enable the people who utilize information to also manipulate the structures that contain their information. AngelBase will finally make all of that possible.

Mark has remarkable insight, which is exceedingly rare. His insight embraces many very different disciplines, integrates those disciplines and is backed by a high degree of spiritual evolution. His thinking blends the minds of others. For reasons that are unfathomable to me, Mark is able to see way beyond the "paradigms" that blind most people in most subjects.

Mark's insight is truly inspirational. This is a man who can light a fire in you. He cares deeply about everyone else involved in AngelBase. If I'm having a personal problem, Mark is right there supporting me and praying for me. And when Mark speaks about his vision and about where AngelBase is going, it brings goose bumps.

But Mark doesn't just talk. He has the great passion and unstoppable courage to act on his big thinking in order to implement his vision. I have seen Mark take daring actions that most people would never have the courage to take. And he has the strength to endure all the criticism and hardship that so often arise when a pioneer challenges a powerful establishment mindset. In times of hardship, Mark has been levelheaded and able to keep a clear mind under tremendous stress.

Every step of the way, Mark keeps learning and revising his strategies according to what he has learned. When problems arise, he takes responsibility rather than blaming others. I have seen Mark in situations where almost anyone else I know would have fixed blame on someone, but Mark blamed nobody. Mark has clearly and repeatedly demonstrated the ability to transform himself from within, to become a better person, and to eliminate any "demons" within himself that stand in the way of the success of his vision.

For a man of his great ability, Mark has taken on challenges appropriate to that ability. He has not spent time on projects that might have brought him an earlier material success, but which would have been at the expense of his great vision. Instead he has made great sacrifices consistent with keeping his focus on his great vision.

It is my observation that most entrepreneurs, when a project begins to fail financially, cut their last paycheck out of the remaining funds and then bail out. Mark is completely different. He doesn't seem to care about money, except insofar as it is a tool to enable him to unfold his great vision and to reward his investors. Mark is motivated by his dream to deliver AngelBase to the world.

When the initial group of us invested a total of $195,000 in 1995, the business plan was that Mark would go out and raise several million dollars in venture capital to finance the development of AngelBase. That didn't happen. But instead of abandoning ship when the money ran out, Mark hung in there and endured a long personal struggle, spending his life savings, going into debt, selling his house, and living from hand to mouth, all to keep the AngelBase vision alive. And now he has emerged with a brilliant new strategy for implementing and marketing AngelBase without venture capital funds.

Two years ago, an entrepreneur who was smart enough to recognize the value of AngelBase, attempted to purchase the AngelBase patent from us for a couple of million dollars. The board voted unanimously to reject the purchase, since the AngelBase patent alone is worth a large multiple of that. What was interesting, however, was the attitude of this entrepreneur about the AngelBase shareholders. He saw the shareholders as a "problem" that should be "bought off" at the cheapest possible price. Mark was outraged. From Mark's perspective, creating wealth over the long term for his shareholders is inseparable from the rest of his vision.

That is the kind of integrity you can expect from Mark. He hasn't yet proven his ability to create millions of dollars in AngelBase revenues. But Mark has been consistent with his vision to develop AngelBase and his commitment to creating value for his shareholders.

Mark has shown us his insight, proven his commitment, demonstrated his integrity and has remained steadfastly focused on delivering AngelBase, even in the face of difficult obstacles. Anyone who has studied the history of the development of breakthrough technology will recognize that we are on the right track.

I commend Mark for his incredible work and fully support him in the direction we are now embarked upon.

Sincerely,

Allen S. Horwitz

Vice Presidient, Pacific Coast Cabling, Networking Division
AngelBase Board of Directors (both IRC and ATC)
AngelBase Investor
Long Term Friend
Observer of World Transformation
allen@angelbase.com

Laurie Barre

To Whom It May Concern:

My husband and I operate a real estate loan brokerage. I have known Mark Emerson for approximately 40 years. Mark and I grew up down the street from each other and were classmates in elementary, junior high, high school and at UCLA. Over the years Mark and I have stayed in touch on a regular basis. I have been one of the organizers of our high school class reunions. Mark has been very supportive of these events and has maintained a database of our class. At one time I participated in a fascinating focus group held in his home concerning an experimental psychology program that he and some partners had developed.

I have always known Mark to be an honorable, sincere person of high integrity. He cares very deeply about the world, and I think this shows in the work he is doing. He takes a great interest in people and their families. Also, I know him to be a spiritual man. This is interesting, because as a child he was an agnostic. Mark has a deep intellect which I believe is capable of designing major changes in technology. His AngelBase patent reflects this. Over the years I have seen him blossom into a man that I believe will be successful at whatever he focuses his attention on. I am very proud of Mark, and I look forward to a member of our class becoming a computer industry leader.

Sincerely,

Laurie Barre

Teresa Gunther

To Whom It May Concern:

My name is Teresa Gunther and I have worked as a registered nurse for fifteen years in Portland, Oregon. I have known Mark Emerson for five years through an organization in which we both belong. Mark has been a stalwart friend who has demonstrated the utmost in support and loyalty to my family. He is a gifted teacher and has tutored my children in math and computer science.

Once when I visited Mark in LA, his car with all of mine and my children's luggage, was burglarized. Mark took care of the situation calmly and efficiently, as we were on the way to the airport. He replaced some of the children's toys and gave me money for some of my lost items. His calmness, in light of what had happened, was so reassuring to myself and my children.

Mark is a cutting edge intellect backed up with innovative ideas and dogged persistence, and I believe he will be successful with the Angelbase project. Mark is grounded in a deep spirituality that is the force behind all his endeavors. I am excited to see this project through its fruition.

Teresa Gunther

Richard Hubbard

To Whom It May Concern:

I met Mark Emerson in 1995 while I was associate editor for Perceptions magazine. In 1996 Mark wrote an article on AngelBase for the magazine to present his ideas to the broad public, and I needed to consult with him regarding various details of its presentation.

Mark demonstrated quickly that he was a rarity: a technical expert possessing both a keen appreciation for the niceties of written language and a burning desire to be understood by the layman. We hit it off early, especially when we found each other willing to stick with every point until we were both satisfied.

At about that same time, we were also both involved in forming a covenant community, a process that involved lengthy group discussions about issues that often became emotional. I had the opportunity to observe Mark's tenacity in holding to his principles when challenged, yet always respecting the dignity of his challengers. At the same time, he is flexible, and his ardent desire to find the optimum solution does not depend on whether it coincides with his initial viewpoint.

I am impressed with Mark's dedication to his dreams. He is not just an entrepreneur with a Big Plan nor only a visionary with a "Magnificent Obsession." He is a humanitarian whose truly noble (and eminently practical) invention will greatly enhance the lives of computer users everywhere and, through them, the rest of the planet. Despite the scope and potential of his project, however, he remains remarkably humble about his role in it, considering himself merely the instrument by which God is bringing this technology into the world.

I was honored when Mark invited me to join the AngelBase board of directors. I am still more honored to be counted among his friends.

Sincerely,

Richard Neff, Hubbard

Dan Kelo

To Whom It May Concern:

I am a mainframe systems programmer with over ten years of experience in the computer industry. I have been involved in many aspects of the field and currently support the mainframe and PC support needs of over fifty users.

I have known Mark Emerson for the past six years. We were introduced by a mutual friend who suggested that I contact Mark when I expressed an interest in continuing my mathematical education. Our friend mentioned that Mark had a powerful grasp of things mathematical, (and many other things, too, as I later learned), and that he would be the ideal teacher to help me accomplish my goals. This couldn't have been more true. I learned more from Mark's class than I had in any single class (of any kind) that I had taken in all my life. Mark and I stayed in contact after the conclusion of the class, and I have been handling some of his PC support needs for the past several years. Mark is clearly capable of handling these issues himself, but my performing them allows Mark to concentrate his energy on the Angelbase project.

Mark Emerson is an individual of the highest personal integrity and trustworthiness. He has trust in those around him, and thus encourages trust in him. I have never known him to do anything even remotely unethical, and he serves as an example to those around him. He is a sincere, honest, and genuine person.

Intellectually, Mark is without peer among those of my acquaintance. He is a brilliant man, and when speaking of him I often mention his great "clarity of vision." Mark seems to be able to see through the cloud of details which surround an issue, and is able to quickly separate the truly important from the trivial.

Mark is extremely level-headed, and I have seen him face considerable adversity in seeing this project grow to its current state. Many times I have marveled at his ability to plan, organize, stay firm or flex as needed, and yet maintain a steady heading. When I have been forced to be the bearer of bad news with respect to a hardware or software issue on one of his computers, he takes it calmly, and immediately begins to formulate a new plan of action to work around the problem. He does not allow destructive emotions to disrupt his direction, yet this is not meant to imply that he is cold and emotionless. On the contrary, Mark is a very warm and caring individual, and these are uncommon traits in someone of his intellectual capabilities.

These are the facts of my relationship with Mark over the past six years. He is truly an extraordinary individual, who, I sincerely believe, will have an extraordinary impact on the world through the project to which he has devoted himself wholly.

In conclusion, I have complete faith that Mark can accomplish anything on which he focuses his energy, and he has focused his energy completely on Angelbase.

Dan Kelo

Scott King

To Whom It May Concern:

I have known Mark Emerson for approximately 30 years. During that time I have had the pleasure of working with and for him on a number of projects that span several disciplines, including computer programming, theatre production, and camping caravans for teenagers to name a few.

I have found working with Mark challenging and rewarding, and I believe he is probably the best manager I have ever worked for, including my thirteen years in aerospace engineering. He understands and organizes projects at a highly sophisticated and detailed level, cares deeply about the project and the people working on it, and tirelessly works to achieve the best match between the two, maximizing the efficiency and work output.

Mark is also an excellent teacher and communicator, both of which are skills essential to managing large projects in any discipline.

Sincerely,

Scott King

William J. Layton

August 1, 1998

To Whom It May Concern:

I first came to know Mark Emerson while I was teaching Physics at Palisades High School in the mid 1960s. I had been teaching high school physics since 1959 but this was my first year at "Pali". Mark was not yet in my class but he had heard that I might be able to answer some of his questions and the first one he asked of me was: "What is Voltage?". This is a good question that people even quite advanced in electrical studies fail to ask and it was apparent to me that my answer was immediately understood and had brought a new clarity of thought to this very bright young man. When Mark took my physics class the following year he was always at the top of his class. We became good friends and I have kept in contact with him in subsequent years and have always been impressed with his brilliance of mind, creativity, integrity and unbounded enthusiasm for all the projects he has undertaken.

Even as a high school student Mark would undertake large and complex projects and see them through to completion. He was the director and technical "engineer" for many of our school's stage productions and each performance brought a higher and more professional level of expertise to the lighting, sets and sound. Mark could deal equally well with the more abstract ideas of physics and the very practical applications of elaborate stage productions.

My knowledge of computers is meager so I must admit that I have been unable to follow Mark's recent AngleBase project. I can appreciate the project is very complex and promises to make a profound addition to computer technology. Mark's intellectual ability, drive and enthusiasm will no doubt be important factors in seeing this project through to completion. However, more than these, his honesty and sincerity will provide the essential ingredients to insure success in all of the interpersonal dealings he will necessarily have to make.

William J. Layton

Paul Linke

To Whom It May Concern:

I have been asked by my friend Mark Emerson to write a letter of reference, and I am grateful to have the opportunity to support him.

I've known Mark for 12 years. We've been neighbors, raised kids together, and most importantly watched each other grow.

While as an actor I certainly don't feel qualified to discuss the technical aspects of AngelBase, I can however speak to the total commitment of mind, body and soul that Mark has given to his dream. He has given himself totally to his mission, and I mean totally. It is his life, his reason to be. I believe in the power of dreams and more importantly, I believe in Mark Emerson. I have backed up that belief by investing money in the company and fully expect to be tremendously rewarded for this faith.

While no one can say for certain what the future may bring, I happen to think that Mark's vision will be a big part of that future.

Best,

Paul Linke.

Robert E. Malm, Ph.D.

To Whom It May Concern:

After a long-time career in research and development, I began the practice of law in the field of intellectual property some eight years ago. About five years ago Mark Emerson approached me about obtaining a patent on a radically-different database system which resulted in my preparing, filing, and prosecuting a patent application for Mark.

The application matured recently into an issued patent which is the thickest and heaviest letters patent that I have ever seen, a direct result of Mark's devotion to his subject and his interest in communicating the capabilities and advantages of his database system to the public. The patent contains 160 claims, which I believe provide exceptional protection against potential infringers.

The five years that I have been associated with Mark in this endeavor have been a delightful experience for me. We have had good-spirited arguments, but we were always able to come to some compromise which was acceptable to both of us. I have found Mark to be one of the most honest and honorable, ethical and moral individuals that I have ever encountered. These characteristics together with the merits of his invention provide a secure foundation for his future success.

Robert E. Malm, Ph.D.
U.S.P.T.O. Reg. No. 34,662
Ph.D. in Physics from M.I.T.

Carl Mellinger

To Whom It May Concern:

I am a Certified Arborist in practice for 15 years and maintain a consulting service evaluating tree problems and their remedies.

I have personally known Mark Emerson for 28 years since High School. Mark tutored me in Chemistry and Physics. He always impressed me with the ease he communicated science. He developed a flow chart that could determine an unknown chemical with ease. Years later he had private school program in algebra which my daughter participated in, and she subsequently developed a fine performance in her regular school math classes.

Throughout the years I have know Mark as a brilliant scientist and musician. His tenacity to stick with his vision and projects is very moving.

Sincerely,

Carl Mellinger

Devi Nambudripad, M.D., D.C., Ph.D.

To Whom It May Concern:

Mark Laurence Emerson is someone that I can recommend as having very high integrity and ethics. I have known Mark since 1990, and from the moment we met, I knew he was a man I could trust. Over the past eight years we have become great friends and have done many business dealings. I have seen that my trust was well placed in him.

I am a doctor, author and the inventor of the Nambudripad Allergy Elimination Technique (NAET) which has successfully cured all kinds of allergies in tens of thousands of patients.

I am one of the initial investors in AngelBase. The project has taken longer to unfold than many of us anticipated. But Mark's persistence, determination and courage are quite remarkable. He has hung in there despite some difficult obstacles that he had to face. When obstacles arise, rather than blaming the people or circumstances involved, he looks deep within himself. I have watched him strive hard to transform himself in order to surmount obstacles. Very few people work as hard on changing themselves as Mark does. He is deeply devoted to God and intends for AngelBase to be of great service to the world. And where computers are concerned, he is obviously a genius. I anticipate that AngelBase will be a very large success.

Yours Truly,

Dr. Devi Nambudripad

Gregg Oppenheimer

To Whom It May Concern:

I am a writer, M.I.T. graduate, and former attorney (for 10 years I was a partner in the law firm of O'Melveny & Myers before I withdrew to pursue a writing career). I have known Mark Emerson for the past 35 years, since we were classmates and friends in junior high and high school. I have always known Mark to be a person of the greatest integrity and determination. He is also blessed with an almost miraculous ability to cut through to the heart of the most complex technical problem and to make both problem and solution easily understandable to the most non-technical minded individuals.

I enthusiastically endorse both Mark's character and his unquestionable brilliance as a mathematician and software innovator.

Very truly yours,

Gregg Oppenheimer

Martha Newman Ragland

To Whom It May Concern:

I am writing to tell you how highly I think of a certain young man named Mark Emerson. He is outstanding in every way and is truly a genius. It has been a pleasure knowing him all these years (over 35) and to watch him manage his projects with skill, integrity and level headedness. He and my sons have worked together since high school, always amazing all of us with what they have been able to accomplish. I am truly a great admirer of his! Mark is also dependable and willing and anxious to help, and all in all a great human being--very special.

Please contact me if you'd like any further information or a personal interview. I am available to help out in any way that I can, for such a worthy person.

Most Sincerely,

Martha Newman Ragland

Cynthia Soll

To Whom It May Concern:

For twenty-two years I was a Medical Social Worker at a major medical center near Los Angeles. In the fall of 1994 I met Mark Emerson through a mutual acquaintance. At that time I had an opportunity to talk with Mark at some length. I was impressed.

Subsequently, I received information about the AngelBase Project. Based on that information I decided to attend a presentation explaining the basics of AngelBase. I didn't understand much of what I heard because, at that time, I didn't even own a computer and didn't understand the very basics of computers. Nevertheless, it was very apparent that Mark had developed something that might revolutionize the computer industry. I decided that I was willing to support him in that endeavor, and wrote him a check that evening. Though I am not rich by any means, I wanted to be part of something with such potential. Mark is obviously a brilliant man, but more than that he has a sense of ethics and personal integrity that is rare in this day and age. It is that, above all, that encouraged me to invest in AngelBase.

I am now retired and live in Florida. I am kept regularly informed, as are all investors, through regular newsletters and an occasional e-mail. That was most important to me, and Mark has lived up to his promise. Mark has put his whole life on the line for AngelBase. He's taken the project an extraordinary distance in a relatively short amount of time. We are all now beginning to see the "light at the end of the tunnel". Personally, I have no doubt that with Mark's drive, tenacity, and goodwill the project will come to a spectacular conclusion for us all.

Sincerely,

Cynthia Soll

Bernard Weintraub, M.D.

To Whom It May Concern:

I am a physician and pulmonary specialist practicing in West Los Angeles and Santa Monica. I am writing to vouch for the outstanding character of Mark Emerson, whom I have known for 35 years.

Mark and I were classmates in junior high, high school and as undergraduates at UCLA. His intellectual brilliance was obvious back in our school days, as he frequently asked penetrating questions in class that challenged the teachers and revealed their own lack of understanding. I see this same deep intellect, now very mature, challenging the entire computer industry, revealing its vulnerability. Mark's keen ability to express complex ideas with clarity, was also evident back in school. With this same communication skill, Mark is now persuading industry experts with PhD's that AngelBase is the future direction of the entire software industry. I am extremely confident about the AngelBase project. I was among the initial AngelBase investors, and have also made additional investments on two later occasions.

I have always known Mark to be a person who truly cares. He cares about people, about life and about ideas. Mark views the AngelBase project as a work that is intended to benefit humankind, while at the same time bringing large returns to AngelBase shareholders. He is a level-headed man of extraordinary strength, enthusiasm, persistence and sincerity. During the course of the AngelBase project, I have watched him make great personal sacrifices and struggle through hardships that would have collapsed most ventures of this kind. And in the midst of all that, he was always smiling, kind and caring, showing deep concern for me, and my family. One time he came to my home to pick up an investment check. As I read and signed the paperwork, Mark sat on the sofa with my kids and gave them a math lesson. They all seemed to be having a lot of fun together. There was another time when he asked me for money, but it was tax time and I was not able to invest. I felt bad about that, because I strongly believe in the work he is doing.

I wholeheartedly endorse Mark Emerson as a friend, as a technology innovator, as a business leader, and as a man of the highest integrity.

Sincerely,

Bernard Weintraub, M.D.

Glenna R. Wiseman

To Whom It May Concern:

As a business consultant and CEO of a sales and marketing agency, I have observed and worked with many entrepreneurs and startup enterprises over my 20 year history in the business world.

It is my opinion that the inventor of AngelBase and founder and chair of Information Resonance Corporation, Mark Laurence Emerson, is personally and professionally equipped for profound success.

In my consultative discussions with Mark, I have found him to be of the highest integrity. He demonstrates the rare ability to synthesize intellectual brilliance, comprehensive product and industry information, passionate drive and an intuitive sense of the breakthrough AngelBase represents to the world.

He WILL reap the breakthrough. He will be successful with the AngelBase venture.

Glenna R. Wiseman

Lawrence M. Zehnder

To Whom It May Concern:

I have known Mark Laurence Emerson since 1974. Mark is an honest, dedicated and hard-working man, devoted to his family and community. He is always generous with his time and talent. One particular talent of Mark's which has always impressed me is his ability to translate highly technical concepts into everyday terminology, rendering those concepts accessible to nearly all people, regardless of their background or training.

I am an Engineer for the Raytheon Systems Company in El Segundo, a member of the International Test and Evaluation Association (ITEA), and an officer and director of two non-profit community organizations. After reviewing the AngelBase(tm) materials, it occurred to me that Mark's new information management tool and techniques would provide a tremendous improvement in the storage, dissemination and analysis of engineering test data, improve the coordination of volunteer organization activities, and provide a truly integrated information tool for small business.

It is both an honor and a pleasure to provide Mark my highest recommendation and I ask that you join me in wishing him every success as he introduces the AngelBase(tm) technology to the public.

Sincerely,

/s/
Lawrence M. Zehnder

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AngelBase Prospectus

An Impressive Panel of Experts Endorses AngelBase.

Experts are listed below in alphabetical order, with their statements endorsing AngelBase and their credentials.

In accordance with California securities regulations, eleven of the thirteen individuals submitted signed statements in October 2002 consenting to the use of their statements in connection with this public stock offering. These consents were filed with the California Department of Corporations as a part of our application for the public offering permit. Two individuals (Dr. Andres and Dr. Besser) could not be reached in time, and this was deemed a sufficient cause under the regulations. However all thirteen individuals had previously consented to the general use their statements in connection with the AngelBase project.

Please contact AngelBase Technologies Corporation before contacting any of these individuals. They are not being paid for their time in responding to your inquiries, and if you wish to communicate with them about AngelBase, you will need to make independent arrangements to pay them directly for their time.

Dr. Frederic Andres
Dr. Didier H. Besset
Prof. Lubomir Bic
Prof. Wesley W. Chu
Mr. Donald M. Erway
Mr. Dean Guida
Mr. Bret Huggins
Dr. Adrian Juncosa
Dr. Anthony S. Karrer
Prof. Dennis Mcleod
Dr. Eitan Sadeh
Dr. James Wray
Mr. Cyril Charles Young

Dr. Frederic Andres

"AngelBase sits at a technological crossroads, providing a new vision of information systems scalability. AngelBase is a database platform, but it is designed to be integrated with operating systems as well, incorporating multi-agent technology. This new wave of integrated technology will significantly surpass existing commercial database engines in terms of performance, customizability and the ability to manage complexity."

Dr. Andres holds a Ph.D. in Computer Science from the University of PARIS VI with a specialization in Advanced Parallel Databases (extended relational, object oriented and multimedia). He is currently Associate Professor of Computer Science, Distributed Processing Research, Software Research Division at the National Institute of Informatics (NII), Tokyo, Japan. Frederic is an expert in most areas of database technology, holds several software patents, and is the creator and lead implementor of PHASME, an application-oriented database platform which is the core technology for several projects.

Dr. Didier H. Besset

"The AngelBase metaphor provides a unified, powerful and coherent means for users to access and conceptualize data within a new information model. Several concepts in the AngelBase model are identical to ideas that I have discovered myself and used in my own work with databases. Much of AngelBase is quite unique and intriguing--a real paradigm shift in computing. AngelBase gives problem solving specialists the possibility to implement their ideas directly into a computer. This opens new perspectives for the use of computers. I am hopeful that I will be able to directly participate in the implementation effort from my distant location."

Dr. Besset holds a Ph.D. in Physics from the University of Geneva. He has developed a general purpose database application generator with special facilities for handling optical memory cards, and is currently consulting with several companies in connection with his system, including Nippon Conlux Corp., Japan; Kawatetsu Steel Corp., Japan; and British Telecom, U.K.. Didier has extensive expertise and experience both in physics and computer science.

Prof. Lubomir Bic

"Expert critics who fail to grasp the significance of AngelBase don't recognize that its greatest power is that it is holistic. Doctors who reject non-allopathic medicine suffer from a similar misunderstanding. To create genuine health, one must recognize that all the elements of the body are holistically integrated. AngelBase is designed to holistically integrate all the elements of a computer system, and that has never been done before."

And in another statement:

"I believe the model you have implicitly addresses a very important problem, namely the input/output bottleneck. ... For a number of years I have been looking into this problem and we have worked on alternative models that could overcome the barriers. ... AngelBase is a much more sophisticated model and I think it could solve the performance problem by directly overcoming the input/output bottleneck."

Dr. Bic holds a Ph.D. in Computer Science from the University of California at Irvine, where he is presently Professor of Information and Computer Science and Chairman of the Computer Science Department. His research interests include parallel and distributed computing, biomedical simulations, semantic and object-oriented systems, and he has an extensive background with database theory. Professor Bic is a past editor of IEEE Transactions on Knowledge and Data Engineering.

Prof. Wesley W. Chu

"One of the innovative features of AngelBase is its information structure, which allows both user-data and meta-data (which describe the structure and knowledge of the data) to be input to the system. Such an information structure can provide semantic clues for query optimization, orderly data schema extension, and reduction of costs in application software maintenance."

Dr. Chu holds a Ph.D. in Electrical Engineering from Stanford and is currently Professor of Computer Science at UCLA. He is a past Chairman of the department. Professor Chu is the Principal Investigator of a three million dollar DARPA contract for researching scalable and extensible information systems. He is currently Associate Editor for the Journal of Data and Knowledge

Engineering, and a member of the Editorial Boards of the Journal of Very Large Data Bases and other publications.

Mr. Donald M. Erway

"What spreadsheets did for tabular, financial calculations, AngelBase promises to do for all business applications. Namely, to empower the users to define what they see on the screen, and how they interact with the system to get their jobs done. AngelBase makes this power accessible, by presenting the user with a simple graphical way to examine and manipulate the meta-data which dynamically define their application. AngelBase makes this power safe, by ensuring that the higher levels of data integrity, (global/corporate/group), are always enforced. AngelBase appears to have the components required to make that breakthrough of bringing the power of 'programming' to the average user."

Mr. Erway holds a B.S. in Computer Science and Electrical Engineering from MIT, and he completed the course work for a Masters in Computer Science at MIT. He is currently a consulting software engineer at at N.D.C. Systems, Irwindale, California, and he recently began working part time on AngelBase.

Mr. Dean Guida

"AngelBase holds the potential to revolutionize the computer industry through a massive paradigm shift which fundamentally changes the manner in which computer systems are programmed and used. The paradigm shift is from a process-driven, static system to a data-driven, dynamic system. It took me several hours to understand this paradigm shift, but once I saw it, it became crystal clear. The new methods introduced by Mr. Emerson are extremely powerful, and hold the potential to drastically reduce software development time and costs, dramatically empower computer users and increase computer performance. The AngelBase metaphor will enable both technical experts and ordinary computer users to better understand important information science issues. To my knowledge nothing like AngelBase exists even on the drawing boards of any company. If successfully implemented and marketed, AngelBase could become the industry standard, gradually replacing existing database platforms, and AngelBase Technologies Corporation could emerge as the computer industry leader."

Mr. Guida holds a BA Degree in Business and BS in Systems Analysis from the University of Miami and is presently CEO of Infragistics Corporation in East Windsor, New Jersey. Infragistics (Infragistics.com) is a leader in providing a broad infrastructure of reusable presentation layer components essential for the creation of next generation web-based applications and XML Web services utilizing .NET, COM, and Java.

Mr. Bret Huggins

"It seems to me that the AngelBase architecture is itself the key to breaking the barrier to truly general purpose parallel computing. This is because each transaction can potentially spawn a large number of angels, and each angel instance is a small, independent process that can be quickly assigned to its own separate processor . Your design for the AngelMachine hardware effectively supports the complex problems of shared, distributed resources, data access, inter processor communication and scalability. I am impressed with the

design, and I believe it can reasonably be expected to achieve the long sought goal of massive parallelism."

And in another statement:

"AngelBase is more than a database: it is an information synthesis system. AngelBase integrates global information access, complex data structuring and computation into a concise, yet practical entity. This expanded capability is not achieved by narrowing the user community to trained specialists; indeed, just as it expands the technical horizon, AngelBase also expands user accessibility."

Mr. Huggins studied Physics and Chemistry at Berkeley, but shortly before completing his degree was offered (and accepted) a position in the Berkeley Electrical Engineering Department in an ARPA sponsored software research position. He is currently developing test procedures for network switches and routers for Alcatel Corporation, Calabasas, California. He previously developed advanced analytic features and graphical capabilities for the Light Tools optical CAD system at Optical Research Associates, Pasadena, California. Bret has over thirty years experience in software development in CAD/CAM, CASE, user interfaces, high performance 3D graphics, cartography, language processors, operating systems and utilities.

Dr. Adrian Juncosa

"The biggest obstacle to realizing the full potential benefit of computer technology is the difficulty in directing applications to do what the user wants. With each new round of updates, we are constrained to function ever more narrowly through pathways determined by designers who are inexperienced with the diversity of end uses. A change in the foundation of the edifice, the database system, is needed and inevitable. AngelBase promises to bring to the user the transparency and background accessibility that is needed, and clearly incorporates technical principles that will make this possible. My lifelong acquaintance with Mark has consistently shown that he realizes goals once set, and I have no doubt he and his team will do so with AngelBase."

Dr. Juncosa plays a complementary role on the Technical Advisory Board, as an expert user who is not a computer scientist. He holds a Ph.D. in Botany from Duke University, and a B.A. in biology from Harvard. He is an independent biological consultant in Truckee, California, and was formerly Supervising Scientist at Parsons Harland Bartholomew and Associates, Sacramento. Adrian has extensive experience using computer analysis and modeling tools in complex biological and environmental studies.

Dr. Anthony S. Karrer

"AngelBase brings a conceptual framework to a powerful modeling language. The key innovation is the expressiveness and rigor of the data model and the conceptual framework that supports this model. Other database products force the user to build hand-crafted pieces of code to describe rules directly expressible in the AngelBase model. The net result: not only is the model in AngelBase easier to understand, but it is much less likely to contain errors. AngelBase users will be able to visualize and understand data because of contextual information. Users can formulate questions interactively. Most data will be immediately available to the user. This creates the possibility of data interaction, where users view and manipulate data in order to understand it. AngelBase will improve performance both in the storage required and in the amount of data the must be

transmitted across the network. The concept of catalogs in AngelBase is quite revolutionary. This concept allows the database to know what will eventually be viewed by the user. I am greatly excited about the possibilities that AngelBase has for achieving better quality, lower cost software systems."

Dr. Karrer holds a Ph.D. in Computer Science from USC. He is currently CEO and CTO of TechEmpower, Inc, El Segundo, California. TechEmpower (TechEmpower.com) a successful IT consulting company which he founded and which currently has 35 employees. Dr. Karrer was previously Assistant Professor of Computer Science at Loyola Marymount University, Los Angeles, where specialized in the fields of software engineering, database management systems and multimedia software. He has fifteen years experience in software development. He has developed systems that range from radar software to data-mining solutions. He has been the chief technologist for three Web start-up companies. He has a wide-ranging technical background and is considered one of the top technologists in training and performance support development. His work has won awards and has led him into engagements at many Fortune 500 companies including Credit Suisse, Royal Bank of Canada, Citibank, Lexus, IBM, Hewlett-Packard, Sun Microsystems, Fidelity Investments, Symbol Technologies and SHL Systemhouse.

Prof. Dennis Mcleod

"A key breakthrough in AngelBase is the information organization technique, which provides unified access to data and 'meta-data' (data describing the meaning and structure of information), and allows database manipulation to be 'meta-data driven'. Further, the AngelBase metaphor unifies and simplifies database management and its connection with information communication and sharing in an application system."

Dr. McLeod holds a Ph.D. in Computer Science from MIT and is currently Professor of Computer Science at the University of Southern California. His specializations include databases, networking and knowledge management. Professor McLeod is currently Research Thrust Leader in distributed multimedia information management at the USC Integrated Media Systems Center. He is an editor of the Journal on Very Large Databases, IEEE Transactions on Knowledge and Data Engineering, and other publications.

Dr. Eitan Sadeh

"AngelBase provides application development with powerful high level tools. It will make it possible for the first time for end users, who are the domain experts, to directly develop or extend applications to suit their needs. AngelBase allows dynamic changes by the user to the application's behavior at runtime, which opens new horizons in computing. Design through prototyping, ability to play "what-if" games to tune the application, and other techniques, which are currently very difficult to achieve, will become reality."

Dr. Sadeh holds a Ph.D. in Electrical Engineering from the University of Minnesota. He is currently both an independent software consultant as well as Adjunct Professor of Computer Science at California State University at Fullerton. Eitan has nearly 20 years of software engineering experience in areospace, including 15 years at Jet Propulsion Laboratory, Pasadena, California, working on a variety of ground-based and spacecraft-based information systems. He has also been Assistant Professor of Electrical Engineering and Computer Science at the University of California Santa Barbara, and a visiting professor at USC and UCLA.

Dr. James Wray

"AngelBase has the earmark of a real watershed in software understanding. By identifying subtleties of the software problem space, and providing a handle to explicitly deal with these subtleties, AngelBase removes, a priori, sources of error, confusion and ambiguity. The result is a robust and yet flexible framework fit to define and tackle the mega software problems of the future. I have been associated with AngelBase as an advisor almost since its inception and must say the evolution and maturity of the project, with its limited resources, has been extraordinary."

Dr. Wray holds a Ph.D. in Physics from Syracuse. He is currently a physicist at Optical Physics Company, Calabasas, California, where he works on algorithm design and software implementation of laser optics devices. He previously completed consulting assignments at Boeing, Long Beach, California and Wittaker Electronic Systems, Simi Valley, California, developing and testing flight support and electronic counter measure embedded software systems. Jim has twenty years experience in software development and management, and eight faculty years, up to Associate Professor of Physics, at several universities.

Mr. Cyril Charles Young

What appears below is an exerpt from Mr. Young's lengthy letter endorsing AngelBase. Click here to see the entire letter.

"The result of AngelBase's dynamism will be unprecedented empowerment of all classes of users. From the top to the bottom of the corporate food chain, people will be thrilled to use not 'the system' but ' our system'....

This may all seem too good to be true, but it probably isn't. The many innovations in the AngelBase Technical Treatise make it quite feasible...What's needed now is the financing and time to get it built. The result will be the most powerful, most efficient DBMS on the market.

This is not just a revolution in information technology, but a revolution in the way business is done . The market potential for this software is staggering; it goes way beyond DBMS...The only limitation on the future of AngelBase will be the imaginations of its designers.

At the moment, AngelBase is the product of one designer, and there doesn't seem to be much limit to his imagination. I've known Mark Emerson for 22 years. His scientific brilliance is aptly demonstrated in his technical treatise, his entrepreneurial acumen in his business plans. As these qualities stand on his work alone, I will attest here only to his boundless energy, impeccable ethics, warm heart and expansive mind. I consider AngelBase to be a towering work of the human spirit. It came from a towering spirit."

Mr. Young was a National Merit Scholar and a Physics major at Berkeley for two years. He is an expert in database theory and an independent database consultant working out of Oklahoma City, Oklahoma. He was formerly a Systems Analyst and Programmer at MiniMed Technologies, Sylmar, California, where he designed and maintained a database system to support the clinical research on an artificial pancreas product.

Mr. Young's Long Letter Endorsing AngelBase

We stand in the midst of the information age. Administrators, managers and executives at all levels of business find the substance of their careers to be the inputting, accessing and structuring of data. Yet, for all this, and despite the PC revolution, surprisingly little progress has been made in the field of database management systems (DBMS) in the last 25 years. Hardware has become orders of magnitude more powerful, to be sure, but the vast majority of businesses use relational databases (a technology older than the personal computer itself) or even more archaic hierarchical or network DBMS. The reality is that there has been little headway made in DBMS since the 1970's.

Ridiculous? Not at all. Consider the situation at corporations across America (and the world). We find (broadly speaking) three classes of users: call them inputters, accessors and organizers. While there is frequent overlap in individual users (especially in smaller businesses), this is a reasonable functional partitioning for the purposes of our discussion. Let us consider each in turn, and their relationship to the nefarious "system":

CATEGORY 1. INPUTTERS

We find these users mainly in production, quality, research, shipping and especially accounting. They are generally mid- to low-level employees primarily concerned with the actual physical output of product. As such, one of the chief indices of their efficiency is their ability to "cut through the red tape" or "get around the system." They have little to no insight into the DBMS structure, and correspondingly little appreciation of the contextual significance of their input. The opaque DBMS is a hindrance to their quest, which is simply to get stuff done. One example would be a production data entry clerk putting dummy values into a "vendor i.d." field because the i.d. has not been assigned by accounting. Or again, consider a research engineer dealing directly with production, vendors and outside contractors to meet a deadline on prototype development, letting the riders, invoices, etc. backlog until he has time to create and input them--if he ever gets the time.

CATEGORY 2. ACCESSORS

These are administrators, managers and executives throughout any corporation, especially in marketing/sales. They are the ones the system is meant to serve. Yet they spend most of their time managing information on their own desktop PCs. The tool of choice in this noble endeavor is the ubiquitous spreadsheet. Despite the fact that spreadsheets are loosely structured, highly corruptible and totally unsophisticated, accessors fall back on them time and again. They can't wait around for Computer Operations (a.k.a. MIS) to produce reports to their specifications. They can't tolerate the abysmal aesthetic quality of such reports in any case. Finally, they have neither the time, inclination nor (generally) the expertise to upgrade the system to meet their expanding information needs--until the situation reaches critical mass and they are forced to become organizers despite themselves (see below). Until this happens (if at all), it is not uncommon to see whole departments run on the basis of these parallel spreadsheet "databases". Think of all those marketing administrators tracking sales redundantly with the system in order to facility "easy reporting."

CATEGORY 3. ORGANIZERS

This user class is comprised of domain experts, upper management, analysts and programmers. These are the people in charge of the structure of the business model on the one hand, and the implementation of a corresponding information model on the other hand. Ideally, the information model precisely reflects the business model. Unfortunately, organizers find this impossible to achieve given their fiscal and temporal constraints. Older hierarchical and network DBMS too primitive to reflect the business model would cost too much to upgrade--that's why these systems are still in use. Newer relational and object DBMS would just require too much procedural code to keep them in strict adherence to reality. So the organizers leave sections of the business model out (keeping all those category 2 users busy compensating with their spreadsheets) or worse, alter the business model to comply with the limitations of their platform (alienating category 1 users who find the system inconsistent with the realities of their jobs). Generally, organizers focus the majority of their energies on the one dimension indispensable to all aspects of business--money. The inability of organizers to offer broader support to other users tends to foster a bunker-like mentality--especially in that subset known as "computer people" (the analysts and programmers). These folk become almost petulant at the general lack of appreciation of "their system".

So there it is. Everywhere we find an adversarial relationship between the system (and those who design and support it) and the rest of the company. We find incredible duplicity of effort and lost productivity. But worse than the redundancy is the absence of global, company-wide access to all that information. The left hand seldom has any idea what the right hand is doing.

Again and again these users, frustrated by the inadequacies of "the system," fall back on spreadsheets. Why? Because in a spreadsheet, data structure is readily apparent. Simple as they are, a given spreadsheet is easy to understand for this very reason: structure is not buried in programming code.

Which brings us to AngelBase.

In AngelBase, there is a strict, clean partition between data structure and data access. Data integrity is inherent in the system and entirely independent of the way in which data is input, edited or summarized. As a result, the information model is no longer process driven. In fact, in AngelBase, there is no procedural programming at all. The structure of the information model and all rules relating to that model are totally explicit. This is all achieved through an ingenious metaphor in which elements of data are "chunked" hierarchically according to their degree of commonality. For example, a top level metaphor structure might group all business entities as "parties", with lower structures further differentiating between "people", "organizations", "customers" "vendors", and so forth. This neat "leveling", combined with other innovations, means that any degree of logical complexity is supported. AngelBase will be the first DBMS to fully support all business models without a line of code.

Since data integrity is no longer tied to access, users will now be free to view and edit data according to their own local needs (subject to their authority). They will define their own ways in which to view data; the platform will ensure that each view is consistent with logical structure, and placed in the proper global context. All users will be able to summarize data at will--dynamically, on line. No more queries, no more batch jobs, no more system downtime. Further, authorized users can alter the very structure of the information on line. Application development will now consist of thoroughly understanding the business model, then simply implementing the change. The information model will thus stay in constant sync with changing business realities.

The result of AngelBase's dynamism will be unprecedented empowerment of all classes of users. From the top to the bottom of the corporate food chain, people will be thrilled to use not "they system" but "our system". Inputters will find their activities accurately modeled and actively supported. Accessors will be able to get the information they need any way they want. And organizers will be able to focus on evolving better ways of doing business, implementing those changes, and analyzing the same. The adversarial relationship between users and system will be no more. There will be an end to separate databases tracking information concurrently with or exclusive of the company's DBMS.

This may all seem too good to be true, but it probably isn't. The many innovations in the *AngelBase Technical Treatise* make it quite feasible. It will be challenging to create but eminently doable, thanks to a very workable project management plan. AngelBase will attract top quality people to its implementation team--as a programmer it's difficult to think of a more exciting venture. What's needed now is the financing and time to get it built. The result will be the most powerful, most efficient DBMS on the market.

<u>This is not just a revolution in information technology, but a revolution in the way business is done</u>. The market potential for this software is staggering; it goes way beyond DBMS. Good old spreadsheets form a trivial subset of possible AngelBase applications. Future revs should make it the best word processor on the market, with limitless cross-referencing, complete dictionaries, etc. AngelBase's attention to the importance of graphs brings CAD (Computer Aided Design) to mind. Music and video data types will eventually be supported. The only limitation on the future of AngelBase will be the imaginations of its designers.

At the moment, AngelBase is the product of one designer, and there doesn't seem to be much limit to his imagination. I've known Mark Emerson for 22 years. His scientific brilliance is aptly demonstrated in his technical treatise, his entrepreneurial acumen in his business plans. As these qualities stand on his work alone, I will attest here only to his boundless energy, impeccable ethics, warm heart and expansive mind. I consider AngelBase to be a towering work of the human spirit. It came from a towering spirit.

So let's build it already!

--Cyril Charles Young

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AngelBase

Risks, Stock and Finances

This page of our Prospectus contains two major parts. Part Two presents a conservative analysis of our investment offering in the traditional "dull, dry and boring" style. Part One summarizes the essential material facts presented in the second part.

Please note the "application date" refers to October 21, 2002, which is the date that the Company filed its application to the California Department of Corporations for a permit for a public offering. Financial, share and option information on this page is stated as of the application date, regardless of verb tense, unless otherwise noted.

Part One--Quick Summary

Risk

As we have said before (and will say again and again) the investment is high risk. Please do not invest money unless you can afford to lose your investment in the event that we are unsuccessful.

Stock

If you invest, please base your hopes for returns upon our projections of two-fold, thirty-five-fold and two-hundred-fold returns, which are presented elsewhere in this Prospectus. Click here to see these projections.

Please do NOT base your hopes for returns on the percentage of the stock that you will own. While investment risks remain high, they were once far higher. Dozens of people invested in AngelBase many years ago, before we had significant expert endorsements, before we had a patent and long before we had any working software. We have set the price of $2.25 per share in this offering to reflect what we believe is the potential value of AngelBase at its present stage of development. We sincerely believe the share price is fair and reasonable. You are free to agree or disagree with our share price, and if you believe the price is too high, then please do not invest. On the other hand, if you think the price is a bargain, we hope you will consider investing.

There are approximately 19,700,000 outstanding shares and exercisible stock options in the Company, held by approximately 115 persons. Approximately 77% of the stock is owned or controlled by Company's CEO, Mark Emerson. No other person owns or controls more than 10% of the shares.

If the all of the 240,000 shares offered are sold in this offering (to raise a total of $540,000), then the investors who purchased the shares in this offering will own approximately 1.2% of the stock in the Company. In considering the percentage of stock being sold in this offering, please remember that AngelBase holds the potential to redefine a $600 billion industry. The high projected investment returns are based upon capturing very small percentages of the industry when, in fact, AngelBase holds the potential to dominate that the industry.

We think $2.25 per share is a fair price. Actually, we think it's a bargain.

Finances

If you invest, it should be on the basis of the promise of the AngelBase technology and our vision for transforming the computer industry into the Light with AngelBase. Please do NOT invest on the basis of our existing financial statements. To put it bluntly, investing in the Company on the basis of our financial statements would be downright stupid!

The only material asset of the Company is the AngelBase technology, including its patent. However, the enormous potential value of AngelBase is intangible and therefore cannot be included on our balance sheet. Our balance sheet shows zero cash, and we owe $38,500 to our predecessor company (IRC) and $1,280 to a member of our board of directors (who generously paid the filing fee for our public offering application to the California Department of Corporations). The debt to IRC is interest free debt and will only be paid after we have first raised sufficient funds from the offering to cover our expenses in completing the development of AngelBase. We have no other debts. And we have no income.

Part Two--Conservative Analysis

This part of our Prospectus may well qualify as "dull, dry and boring." Not only that, but many statements in this part are redundant of things mentioned elsewhere in this Prospectus. We apologize.

For the convenience of the securities regulators who are reviewing this Prospectus, we have used Securities and Exchange Commission "Form 1-A" as the model for organizing the sections below and numbering the "Items" (1 through 50) within the sections.

THIS IS A DEVELOPMENT STAGE COMPANY, WHOSE PRINCIPLE ACTIVITIES ARE CURRENTLY RESEARCH, DEVELOPMENT, FUND RAISING AND STRATEGIC PLANNING.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" HEREIN BELOW FOR FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA DOES NOT RECOMMEND OR ENDORSE THE PURCHASE OF THESE SECURITIES.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY PROSPECTUS, SELLING LITERATURE OR WEB SITE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM FEDERAL REGISTRATION (SPECIFICALLY, THE INTRASTATE EXEMPTION); HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM FEDERAL REGISTRATION.

Table of Contents

THE ENTIRE WEB SITE AT WWW.ANGELBASE.COM COMPRISES THE INVESTMENT PROSPECTUS.

THE PROSPECTUS CONTAINS ALL OF THE RESPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.

FURTHERMORE, THE ARTISTIC IMAGES IN THIS PROSEPECTUS ARE INTENDED TO MAKE THE PROSPECTUS MORE PLEASANT FOR INVESTORS TO READ, BUT ARE NOT INTENDED TO CONVEY ANY MEANINGFUL INFORMATION PURSUANT TO THE INVESTMENT OPPORTUNITY. IN MAKING AN INVESTMENT DESICION, INVESTORS SHOULD DISREGARD THE ARTISTIC IMAGES.

The Company

Item 1:

The exact corporate name of the Company is AngelBase Technologies Corporation.

The Company was incorporated in California on June 25, 2002. The Company was formed for the purposes of reorganizing Information Resonance Corporation, a California corporation incorporated on December 7, 1993.

Street address of principle office:

AngelBase Technologies Corporation
4921 La Calandria Dr.
Los Angeles, California 90032

Company telephone number: 323-223-4260.

Fiscal year: calendar.

The person to contact at the Company with respect to this offering is Mark Laurence Donald Emerson, CEO.

Risk Factors

Item 2:

(1) The Company has no product as yet, and therefore no revenues.

While the Company has a patented technology theory endorsed by experts, and while the Company is currently engaged in implementing the technology (AngelBase) into a product, it is anticipated that it no product will be ready for market until Winter 2004 at the earliest. The Company therefore has no revenues. Furthermore, while the Company has received many requests for AngelBase when it is completed, it has no backlog of written orders.

(2) The product development schedule is uncertain.

The development of AngelBase is an unprecedented technological undertaking, and it is difficult to predict with certainty how long it will take to complete the first marketable AngelBase product. The Company's best estimate is Winter 2004, but it could take up to a year longer. Factors affecting the time schedule arise both technologically and from the availability of human and financial resources. Excessive delays in completing AngelBase could necessitate the raising of additional capital.

(3) The Company's success is dependent upon its CEO.

It is extremely unlikely that the Company will be able to develop AngelBase into a marketable product if it loses the services of Mark Laurence Donald Emerson, CEO. Over the past 11.5 years, Mr. Emerson has demonstrated a profound committed to the AngelBase project; he is in excellent health; over the past 30 years, he has devoted an average of 1.5 hours per day to advanced spiritual practices (including yoga, meditation, breathing practices, chanting and prayer); he is a 25-year vegetarian and consumes an extremely healthy diet; he is an excellent driver and has had zero accidents in the past 32 years; nonetheless, unforeseen circumstances or death causing the Company to lose Mr. Emerson's services could make it difficult or impossible for the Company to complete AngelBase.

(4) The Company has no experience marketing products.

The Company has never had a marketable product. While the Company has defined an innovative "grass roots" marketing strategy and anticipates a market success with AngelBase, such success will depend (among other things) on the Company implementing its marketing strategy effectively, and there is no history or track record to indicate that it will be able to do so.

(5) Competition and market share.

While the Company is confident that AngelBase will effectively compete with existing products in the $100 billion database-related market, there can be no assurance as to how effectively it will compete. While representations have been made as to target market share, such representations are arbitrary projections and are not based upon any past operating results.

(6) Infringement of intellectual property.

The Company holds a U.S. patent on AngelBase, and a patent application is currently being processed in India. However, AngelBase has not been patented in any other nation. While the Company believes that additional foreign patent protection is unlikely to become necessary because of the extreme importance to any software developer of the U.S. market, foreign infringement would leave no legal recourse under patent

law. The Company intends to build substantial "DNA" level security systems into AngelBase that render it extremely difficult to reverse engineer, and at the same time the Company intends to charge license fees that are low enough to render it uneconomical to reverse engineer; however there can be no guarantee that this strategy will prevent infringement.

(7) Dilution.

This offering is to sell 240,000 shares of the Company's common stock, which will be newly issued upon sale. However, prior to this offering, approximately 19,700,000 shares and options are already outstanding. Thus the funds invested will immediately become an asset of the Company, whose ownership is shared by a much larger number of shares than those purchased by the investor.

(8) Determination of share price.

While the Company believes the share price to be fair and reasonable based upon the projected value of the AngelBase technology, such projection is based upon many assumptions that have no basis in fact or operating history. In the event that such assumptions are inaccurate, the actual value of the shares could be substantially different than the share price.

(9) Lack of liquidity.

The Company has no plans to be bought out by a larger company. While the Company intends to create a secondary market for its shares at some time in the future, the Company's stock is not currently listed on any stock exchange. Furthermore, prior to such listing or other properly organized forum for the exchange of the Company's shares, federal and/or state securities laws could potentially prohibit the secondary offer, sale, transfer or disposal of the shares.

(10) No restriction on activities of the Company.

While the Company is opposed to debt financing, nothing restricts the Company from incurring debts and other financial obligations, and to secure such obligations with the Company's property, including liens on the AngelBase patent.

(11) Weak financial statements.

Going into this offering, the Company has no cash or tangible assets. The Company has a debt of $39,780. While there is no particular pressure at the present time from creditors, and while the Company intends to apply the proceeds of this offering first to the AngelBase project and to wait until it deems that sufficient funds have been raised before any debts are repaid, it is possible that pressure from a creditor could force extinguishing one or more elements of the debt sooner than this, which could adversely affect the development schedule.

(12) Lack of review by attorney or accountant.

While the Company's CEO has considerable knowledge of corporate law, securities law and accounting, due to lack of cash resources, the Company has prepared its financial statements and this Prospectus without review by any attorney or accountant.

Business and Properties

Item 3a:

The Company is currently engaged in implementing a new, patented, non-relational database technology called AngelBase. AngelBase has been theoretically described and promises to create a fundamental paradigm change in computing that ultimately will impact most areas of the computing industry, including: database applications, the Internet, global systems, networking, operating systems, computer hardware, and microchips.

AngelBase has been endorsed by a panel of thirteen experts, nine of whom have PhDs and several of whom are or have been professors of computer science. These experts have reviewed the theoretical documents describing AngelBase and have concluded that it represents a major breakthrough in database technology. The experts, their credentials and their endorsements appear elsewhere in this Prospectus.

The Company's activities are currently limited to fund raising, strategic planning, AngelBase research, and AngelBase implementation.

AngelBase is targeted to run on the Windows/PC, Macintosh and Unix/Linux platforms.

When AngelBase software has been fully implemented, the Company intends to launch the following products and services:

1. Free AngelBase Client Software (no revenues)
2. Registered AngelBase Client Software
3. Registered Data Village Usage
4. AngelBase Server Software
5. AngelBase Economic Transaction Services
6. AngelBase Application License Tracking Service.

A detailed discussion of these products and services and the revenue streams they will produce appears elsewhere in this Prospectus.

When the Company has established strong financial results from AngelBase sales, it intends to create the first hardware implementation of AngelBase, called the AngelMachine, which is a massively parallel machine. If the Company succeeds at producing an AngelMachine, then it will be the achievement of the long-sought goal of breaking the "von Neumann barrier," which the Company anticipates will fundamentally redefined the entire computer hardware industry. The Company does not intend to go into the hardware manufacturing business, but to instead license the AngelMachine architecture to existing microchip and computer manufacturers. This will introduce another product:

7. AngelBase Hardware Technology Licenses

Item 3b:

The Company is currently in the process of implementing AngelBase as software. While the theoretical basis of AngelBase is extremely compelling, the benefits the Company asserts regarding AngelBase have yet to be proven, and cannot be proven until implementation is complete.

The Company is implementing the AngelBase software in a series of "systems", called System 1, System 2, etc. As of January 2003, System 1 is fully operational and has passed all tests. We have excellent reason to believe that System 1 is 100% bug-free. System 2 is presently being implemented on the basis of System 1. The Company anticipates that a complete AngelBase product will exist at System 5.

AngelBase System 1 was implemented recursively within itself by a profound "bootstrap" process. The implementation was done in a manner that resembles the way a living cell works. Two things were built--the "cell" and the "DNA." Building the "cell" was the easier part--about 5% of the job. The "cell" was created using a traditional programming language. The big job (95%) was creating the "DNA." The AngelBase "DNA" is highly self-referential. Once it was inserted into the "cell," System 1 came to life immediately. Frankly, we were astonished at how well it immediately performed. This is a new paradigm for software engineering. **Note: use of the terms "DNA" and "cell" is by analogy to a biological cell, for the purpose of aiding in understanding. AngelBase is NOT being created using biotechnology.**

System 1 is presently being used to create System 2, which will have significantly greater power. A series of approximately five systems will be implemented in this manner, ultimately yielding the complete AngelBase system.

In addition to developing AngelBase itself in AngelBase, the Company will also develop various applications in AngelBase, such as the system used for distributing and registering AngelBase product over the Internet, as well as sample applications that will be distributed free with AngelBase to demonstrate its power. Such applications will comprise a portion of the quality assurance suite of applications used to test AngelBase.

The Company anticipates that AngelBase implementation will be complete in Winter 2004.

Item 3c:

Today, information systems are mission critical for most businesses, organizations and governments. Information systems are implemented as "database applications." The entire database-related market (including database platforms, database tools and database applications, but excluding spreadsheets and actual data) is currently on the order of $100 billion worldwide. Information systems rest on four non-patented database technologies: (1) hierarchical, (2) network, (3) relational and (4) object. While the object technology is a product of the 1980s, the other three are products of the 1960s. The object database technology has not delivered what many thought it would, and the Company believes that is because it failed to address many fundamental database issues.

The four existing database technologies are not only vulnerable to a major paradigm change, but they collectively represent, in the opinion of the Company, the greatest point of vulnerability in the entire computer industry.

AngelBase is a fifth database technology that far surpasses these four. AngelBase represents a "paradigm shift" in the way people understand and interact with information. A detailed discussion of the Company's substantial assertions regarding the capabilities of AngelBase, including why it holds the potential to redefine the entire $100 billion database-related market and ultimately the entire $600 billion computer industry, appears elsewhere in this Prospectus.

The Company will hold a legitimate monopoly on AngelBase, and through it will control a network of AngelBase distributors, described in Item 3d below. Because of the monopoly, there will be no direct competition with AngelBase. The Company regards the market situation as one where a fundamentally new paradigm (AngelBase) will be competing with an established paradigm, much as the automobile competed with the horse and buggy.

Most existing software companies (large, medium and small) that sell current paradigm software products can be regarded either as competitors (to the extent that customers prefer old paradigm products to AngelBase) or as allies (in the event that such companies convert one or more of their products to AngelBase and thereby become AngelBase distributors). Such existing companies could actually do both--competing with the Company in some markets and being allied with the Company in others. Fortune 500 software companies (which could compete with the Company or become its allies or both) include: IBM, Microsoft, Oracle, Computer Associates International, and Sun Microsystems. Thousands of smaller software companies exist.

The Company does not yet have any pricing model for its products and services, other than the general parameters that registration pricing will depend upon database size, database complexity and transaction volume.

Today's market for computer hardware, including the microchips contained in computers, is approximately $500 billion. AngelMachine hardware, when it is ultimately marketable, will compete with most existing computers, from desktops, to midrange computers, to mainframes to super computers. The Company will license the AngelMachine computer architecture to computer manufacturers, and it will license the AngelMachine microchip architecture to microchip manufacturers for use by the computer manufacturers. Fortune 500 computer companies include IBM, Hewlett-Packard, Compaq Computer, Dell Computer, Sun Microsystems, Xerox, Gateway, NCR, and Apple Computer. Fortune 500 microchip companies include: Intel, SCI Systems, and Texas Instruments.

Note: Because this Prospectus focuses primarily on details concerning the Company rather than the industry in which the Company will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

Item 3d:

The Company intends to utilize a "grass roots" marketing strategy that targets the "little guy" first, before attempting to persuade large software users to purchase AngelBase. The concept is to get large numbers of individuals to experiment with AngelBase on a small scale and to thereby learn about the new paradigm. The Company believes that by "converting" people one at a time to the new paradigm, pressure will gradually mount on executives to try the new paradigm in larger systems.

The Company intends to utilize email-based, non-spam, "opt-in" mass marketing to attract computer users world-wide to the Company web site. From the web site, users will have the opportunity to learn about AngelBase and download the AngelBase client (plus sample applications) free of charge, in unregistered form (like Shareware).

Considerable effort will be made to interest expert users worldwide (including PhDs and professors in fields such as computer science, mathematics, physics and biology) in reviewing AngelBase, and such experts will be invited to become members of a greatly expanded Technical Advisory Board, lending their names and endorsements onto the web site in exchange for a license to use AngelBase on an expanded free basis. Based upon management's excellent track record obtaining expert endorsements prior to AngelBase implementation, The Company anticipates receiving several thousand such endorsements when AngelBase is implemented.

The Company believes no other software product has ever received the rapid and wide-spread support within the scientific intelligensia that it anticipates AngelBase will receive. That is because, in the opinion of the Company, intellectually-based products which embody the broad and fundamental significance of AngelBase appear only very rarely within society. In the opinion of the

Company, existing software vendors (such as Microsoft) are unlikely to release any product that is capable of gaining this kind of support. The Company believes the (anticipated) unprecedented support of experts will play a pivotal role in creating a marketing success.

The Company intends to engage in considerable public relations activities, taking the "story" of AngelBase onto radio and television talk shows, making an issue out of the (anticipated) thousands of expert endorsements, and directing the public to the web site. It is anticipated that the "angel" theme will attract an uncommon level of attention and inspire large numbers of curiosity seekers to download (free unregistered) AngelBase and give it a try.

The Company will create a multi-level distributor network, called the AngelBase Marketing Network (AMN), which fundamentally differs from traditional multi-level marketing, and contains none of the fraudulent elements sometimes found in such schemes. The AMN is not a hierarchy, but a lattice, so a distributor can have multiple upline distributors. AngelBase distributors can be individuals, small companies or large companies. The way that existing software vendors (such as Oracle) could sell AngelBase product is by becoming a distributor within the AMN.

AngelBase distributors can directly sell the products and services of their uplines, or, more importantly, they can create their own unique AngelBase products and services. A detailed discussion of the AMN appears elsewhere in this Prospectus.

No deals have yet been discussed with potential AngelBase distributors; however considerable interest has been expressed by several individuals experienced in network marketing, as well as by several small companies. The details of the AMN and its contracts have yet to be created.

During 2000, a small aerospace company with about 20 employees, whose CEO understood the power of AngelBase and its patent, engaged in significant discussions with the Company's predecessor company (Information Resonance Corporation, see Item 3k below). This aerospace company was interested both in using AngelBase internally to gain significant competitive advantage in achieving its own aerospace business goals, and also in expanding its business by selling AngelBase software to a broader spectrum of business customers. Many meetings were held over a period of five months, and strong interest was expressed in providing multi-million dollar funding to implement AngelBase. A contract evolved over many iterations between the two companies. However, the negotiations ultimately broke down when it became clear that it wanted to acquire outright, 100% ownership of AngelBase.

Item 3e:

There is no backlog and there have been no orders for AngelBase.

Item 3f:

Currently, the Company's CEO works full time for the Company. Two individuals (who are sons of the CEO) work part-time for the Company as members of the AngelBase Development Team. The Company also gets part time support from its directors and several other individuals who play various supporting roles.

Item 3g:

As of the date of the balance sheet herein, the Company owned no tangible property. The Company intends to procure computer and office equipment.

The Company's only material asset is the AngelBase technology. In

1998 the United States Patent and Trademark Office granted a patent on AngelBase (US Patent 5,778,370) under the name "Data Village System".

Item 3h:

The Company's operations depend critically upon the intellectual property comprising the AngelBase technology, which is protected by the patent, by many copyrighted technical documents, by trade secrets and proprietary information and by requiring individuals seeing the details of the technology to sign non-disclosure agreements. The patent will expire on August 25, 2015. However, the Company anticipates applying for several additional patents which, if issued, will have later expiration dates.

The company had no prior fiscal year. In the 2003 fiscal year, the Company expects to expend approximately $250,000 on the development of AngelBase.

Item 3i:

None of the Company's business, products or properties are anticipated to be subject to material regulation.

Item 3j:

The Company has no subsidiaries.

Item 3k:

The Company was incorporated for the purpose of reorganizing a predecessor company, Information Resonance Corporation (IRC), a California corporation. Before transferring the AngelBase technology from IRC to the Company, it was necessary to issue founding stock in the Company in identical proportion to all IRC shareholders, so as to preserve their equity interest in AngelBase.

A conversion ratio of 5.4 was decided upon, and stock certificates in the Company were mailed to the IRC shareholders in numbers of shares equal to 5.4 times the number of shares each held in IRC. This had an effect similar to a stock split.

On October 16, 2002, the boards of directors of both companies met jointly, and the AngelBase technology was transferred to the Company in exchange for $38,500, which is the amount of IRC's debt. IRC will be dissolved pending the discharge of those debts.

Item 4a:

The following milestones must be reached before the Company reaches profitability:

Milestone	Expected method of achievement	Target Date
System 1 completed	Software development bootstrap	**Achieved on Jan 8, 2003**
System 2 completed	Software development in AngelBase System 1	April 2003
System 3 completed	Software development in AngelBase System 2	June 2003
System 4 completed	Software development in AngelBase System 3	October 2003
System 5 --AngelBase completed	Software development in AngelBase System 4	January 2004
Market release	Preparation of web site, email list, ads and PR plans.	March 2004
Annualized revenues of $1,000,000	Aggressive marketing of AngelBase and building of the AMN.	September 2004

Item 4b:

The consequence of delays in achieving any of the above milestones may be, depending on the extent of the delay, the necessity of raising more capital to support continuation of operations.

Note: After reviewing the nature and timing of each event or milestone, in making an investment decision, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement.

Offering Price Factors

Item 5:

The Company has never had any earnings.

Item 6:

Not applicable, because the company has never had any earnings.

Item 7a:

The net tangible book value of the Company is **($1,280)**, or **($0.00006)** per share.

The book value of the AngelBase technology is $38,500 precisely because that was the amount of IRC's debts, and the transfer of the technology from IRC to the Company was done in exchange for that amount so that IRC would come out clean in the reorganization. Aside from being an accounting entry related to IRC's debts, the book value bears no relationship whatsoever to the true value of the AngelBase technology, which is entirely intangible and is not reflected on the Company's balance sheet.

The intangible value of the AngelBase technology is difficult to estimate. However, any reasonable estimate must include some kind of projection of what it may be worth when implemented and marketed. The Company's projections appear elsewhere in this Prospectus.

The reason that the offering price of $2.25 per share is substantially higher than the net tangible book value ((**$0.00006**) per share) is because it reflects the Company's best estimate of the intangible value the AngelBase technology based on the projections.

Item 7b:

All of the Company's outstanding shares and options were issued on September 22, 2002 as founding shares (and founding options) to the existing IRC shareholders in anticipation of the transfer of the AngelBase technology from IRC to the Company. No cash changed hands in the transaction.

Item 8a:

At the beginning of this offering, there are approximately 19,700,000 shares and options outstanding. This excludes a hardware incentive option owned by Mark Emerson (see Item 37 below), which cannot be exercised until the extraordinary circumstance occurs of the Company implementing (under his supervision) a massively parallel machine, and this is not anticipated to occur until AngelBase is a strong market success. The maximum number of shares being offered is 240,000 shares. Therefore, if the maximum is sold, the investors in this offering will own approximately 1.20% of the Company's stock.

Item 8b:

If the maximum is sold, then there will be approximately19,940,000 outstanding shares and options (excluding Mark's hardware incentive option). Based on the offering price of $2.25 per share, the post-offering value implicitly attributed to the Company is $44,860,000. In addition, exercise of purchase warrants would bring in $292,500, raising the implicit value of the Company to $45,150,00.

Note: After reviewing the above, potential investors should consider whether or not the offering price of $2.25 per share is appropriate at the present stage of the Company's development.

Use of Proceeds

Item 9a:

The proceeds will be used according to the following Projection of Profitability within Two Years. Figures are in dollars, rounded to the nearest hundred. See assumptions below.

Item	Win 03	Spr 03	Sum 03	Fall 03	Win 04	Spr 04	Sum 04	Fall 04
Public Offering Proceeds	80,000	130,000	150,000	180,000				
Revenues:								
Registered AngelBase Client Software					10,000	75000	150000	250000
Registered Data Village Usage					3,000	20000	50000	100000
AngelBase Server Software					5,000	40000	100000	180000
Economic Transaction Services						5000	15000	40000
Application License Tracking Service						2000	10000	25000
Total Revenues	0	0	0	0	18,000	142,000	325,000	595,000
Expenses:								
Public Offering Expenses:								
Advertisements for offering	3,000	3,000	3,000	3,000				
Seminar Costs, including travel	500	1,000	1,000	1,000				
Commissions to consultant (non-agent)	4,320	7,020	8,100	7,560				
Total Public Offering Expenses	7,820	11,020	12,100	11,560				
Compensation:	33,500	33,500	49,500	64,500	67,500	72,500	82,500	102,500
Operations (excl compensation):								
Office Rent	5,000	5,000	5,000	5,000	5,000	5,000	10,000	10,000
Utilities, Telephones	300	300	300	600	1,200	2,000	4,000	6,000
Travel and Car Expense (excl offering)	2,500	2,500	2,500	2,500	2,500	4,000	10,000	20,000
Computers, Software and Internet	2,000	2,000	10,000	2,000	2,000	5,000	10,000	20,000
Miscellaneous	1,000	1,000	1,000	1,000	1,000	2,000	4,000	10,000
Total Operations	10,800	10,800	18,800	11,100	11,700	18,000	38,000	66,000
Marketing Expenses				25,000	50,000	75,000	100,000	200,000
Debt Repayment:								
Loan for filing fee	1,300							
Credit Card Payoff		2,000	2,000	2,000				
Debt to IRC	17,500	21,000						
Total Debt Repayment	18,800	23,000	2,000	2,000				
Total Expenses	70,920	78,320	82,400	114,160	129,200	165,500	220,500	368,500
Cash on hand at end of quarter	9,080	60,760	128,360	194,200	83,000	59,500	164,000	390,500
Quarterly Profit (loss) bef taxes	(70,920)	(78,320)	(82,400)	(114,160)	(111,200)	(23,500)	104,500	226,500
Federal Corporate income tax							24,005	71,585
California Corporate income tax	800				800		9,238	20,023
Quarterly Profit (loss)	(71,720)	(78,320)	(82,400)	(114,160)	(112,000)	(23,500)	71,257	134,892

Assumptions Made in the above Projection of Profitability within Two Years:

1. Public offering proceeds are assumed to be raised in a fairly steady manner throughout the year that the 25113(b)(1) permit is in effect. The Company intends to conduct steady advertising of the investment opportunity and to schedule regular seminars for investors. It is assumed that most investments will come from individuals who attend the seminars.

2. Based upon our fabulous success implementing AngelBase System 1 with our development team of three people, it is assumed that we will have similar successes implementing Systems 2, 3, 4, and 5, and that we will be ready for AngelBase product release in Winter Quarter 2004.

3. Increases in compensation the last two quarters of 2003 reflect the addition of a web master and a graphic designer to the staff. Additional increases in compensation during 2004 reflect the addition of marketing and clerical support staff. Compensation is conservative, and assumes that individuals will be motivated to work in exchange for a combination of cash plus stock options. Some individuals will be working on a part time basis. All work is assumed to be done on a contracting basis, and not in the form of direct employment.

4. It is assumed that the steady advertising for the investment offering (shown under "Advertising for offering") will have an important secondary effect, aside from raising investment funds. Namely, it will draw the attention of significant numbers of people to AngelBase. While only a small percentage of such people are likely to invest, much larger numbers of such people are likely to take an interest in AngelBase, join our email list as we are in the development stage, and be ready to try the free AngelBase Client when the product is released (at System 5). This, coupled with additional advertising (included under "Marketing Expenses"), will result in an immediate demand for product upon its release. As people discover the great power of AngelBase by using the free client, and their databases expand in size, complexity and usage, they will be required to register their clients and their data villages, resulting in revenues. AngelBase client usage will create a natural demand for AngelBase servers, as well as the Economic Transaction and Application License Tracking services.

5. Revenue projections are necessarily arbitrary (as are any revenue projections of any new product). However, AngelBase represents a fundamental new technology that experts agree challenges an existing market of $100 billion in database software. Projected annual revenues in 2004 of just over a million dollars for such a new technology is therefore assumed to be quite conservative. Actual results could be significantly higher.

Item 9b:

The priority in which the proceeds will be used is as follows: First priority will be given to fund raising, second priority will be given to operations and taxes, third priority will be given to debt repayment.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses and to the discharge of debt, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

Item 10a:

No material source of funds exists other than this offering.

Item 10b:

The debt to IRC is interest free. No cash proceeds were received in connection with the debt. The debt was acquired in exchange for the AngelBase technology.

Item 10c:

No part of the proceeds will be used to acquire assets other than those used in the ordinary course of business.

Item 10d:

A member of the board of directors wrote the check for the offering registration filing fee, which will be repaid from the proceeds.

Item 11:

The Company does not anticipate having any cash flow or liquidity problems in the next 12 months. The Company has no debts or payables other than the debt to IRC, which contains no schedule as to when it must be repaid. The Company is not subject to any judgment, lien or settlement obligation.

Item 12:

The Company believes that the proceeds from this offering will be sufficient to satisfy its cash requirements for the next 12 months. In the event that AngelBase development extends beyond Spring 2004, it may be necessary to raise additional funds.

Capitalization

Item 13:

Capitalization

	As of 21-Oct-2002	As adjusted to offering maximum
Short Term Debt (no interest)	$39,750	$39,750
Common Stock	$0	$540,000
Retained Earnings	($1,280)	($1,280)
Total Capitalization	$38,470	$578,470

The Company has only one class (and one series) of shares, which are its common shares. 100,000,000 common shares are authorized in the Articles of Incorporation, with no par value.

Description of Securities

Item 14:

The securities being offered hereby are shares of the Company's common stock.

Item 15:

These securities have the right to vote at any shareholder meeting, including the cumulative voting for directors.

Item 16:

The securities are not convertible.

Item 17:

Not applicable, because the securities are not debt securities.

Item 18:

Not applicable, because the securities are not preferred stock.

Item 19:

There is no restriction on dividends.

Item 20:

There are no assets available for payment of dividends.

Plan of Distribution

Item 21:

There are no broker dealers or selling agents involved in this offering.

Item 22:

Not applicable, because there are no broker dealers or selling agents involved.

A commission is being paid to an expert consultant in connection with the offering. This consultant is not an agent, makes no contact with prospective investors, and is not involved in the actual selling. The commission arrangement made it possible to obtain the consultant's services when the Company had no cash to pay the consultant.

Item 23:

Not applicable, because there are no broker dealers or selling agents involved.

Item 24:

The shares are being sold directly by the Company, by its CEO, Mark Laurence Donald Emerson, who will receive no commission for the sales. Mr. Emerson's address and phone number are that of the Company, as stated in Item 1 above.

Item 25:

The offering is made to the general public in California. Investor qualifications are as follows:

1. Investment must not exceed 10% of investor's net worth.

2. If the investment exceeds $2,500, then Investor must either:

    (a) have a minimum net worth of at least $75,000 and a gross income of at least $50,000, or

    (b) have a minimum net worth of $150,000.

"Net worth" must be determined exclusive of home, home furnishings and automobiles. Assets included in the computation of net worth shall be valued at not more than fair market value.

The Company imposes no limitations or restrictions on the shares being sold. However, securities laws may restrict the sale or transfer of the shares, and/or the Company's ability to record such sale or transfer on its record of shareholders.

The stock certificates issued under this offering will bear the following legend:

> "The securities evidenced by this certificate have been qualified in California by permit under Section 25113(b)(1) of the California Corporations Code, and such qualification expires on **????? date** unless a new permit is granted. However, they have NOT been registered under the federal Securities Act of 1933, NOR have they been registered or qualified under the securities laws of any other state or country, and they may NOT be sold, transferred, assigned, hypothecated, or pledged except in compliance with all applicable securities laws, which compliance has been established to the satisfaction of the issuer."

Item 26:

Not applicable, because no escrow agent will be used in connection with this offering.

Item 27:

Except for the shares held by a family member of Mark's (as described below), there are no restrictions on any presently outstanding shares other than the requirement that any sale of shares must conform to securities laws.

The Company intends to create shareholder liquidity after a market success has been established with AngelBase. The Company does not intend to be sold for cash. Instead, the Company intends to create a secondary market for its shares by one of the following means: (1) a larger public offering through an underwriter, (2) being listed on one of the minor stock exchanges, or (3) procuring the means and licensing to operate a share trading web site exclusively for its shares.

Note: Equity investors should be aware that unless the Company is able to create a secondary market for its shares, their investment in the Company may be illiquid indefinitely.

Dividends

Item 28:

Not applicable, because no dividends have been paid.

Officers and Key Personnel

Item 29:

The Chief Executive Officer of the Company is Mark Laurence Donald Emerson (51). The company's principle office is currently in Mr. Emerson's home, with the address and phone shown in Item 1 above. Mr. Emerson's resume appears elsewhere in this Prospectus. Mr. Emerson is also a director of the company and spends full time on the Company's business.

Item 30:

The Company has no "Chief Operating Officer".

Item 31:

The Chief Financial Officer of the Company is Mark Laurence Donald Emerson. See Item 29 above.

Item 32:

The other key people working for the Company are David Emerson, Allen Horwitz, Richard Hubbard and Jonathan Emerson. Each can be reached via the Company's address and phone given in Item 1. David Emerson, Mr. Horwitz and Mr. Hubbard are also directors of the Company. Information about each of these individuals appears elsewhere in this Prospectus.

Board of Directors

Item 33:

The number of directors authorized in Company bylaws is five. There are currently four directors and one vacancy.

Item 34:

The directors are Mark Laurence Donald Emerson, David Emerson, Allen Horwitz, and Richard Hubbard. See Item 32 above.

Items 35a and 35b (combined):

Each of the Company's directors is also a director of IRC, which was in the same business as the Company.

Mark Emerson previously worked for Hughes Aircraft Company (HAC) and worked on the AngelBase technology at home in his spare time while still employed at HAC. In accordance with his employee contract with HAC, Mr. Emerson applied for and HAC granted him in November 1992 a written "invention exemption" releasing HAC of all claims in connection with AngelBase.

Mr. Horwitz previously worked for HAC in a capacity unrelated to software development (and left HAC prior to his involvement with AngelBase), and management sees no possibility of any claim arising from HAC in connection with Mr. Horwitz's former employment.

David Emerson previously worked for a software developer doing quality assurance work. However, his work was completely unrelated to the Company's business, and management sees no possibility of any claim by his former employer.

Mr. Hubbard has never worked for any other company in the same business as the Company.

Item 35c:

Aside from IRC, none of the officers or directors has ever managed any other company in the start-up or development stage.

Item 35d:

The directors (other than Mark Emerson) are compensated under a Director Compensation Plan in which they are paid in stock options for meeting attendance, travel time and other work.

Item 35e:

Not applicable, because there is no key-man life insurance policy.

Item 36:

Not applicable, because no bankruptcy action exists.

Note: After reviewing the information concerning the background of the Company's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

Principal Stockholders

Item 37:

The only individual who owns or controls 10% or more of the Company's stock is Mark Emerson, whose 14,305,950 shares are founding shares (issued in connection with the reorganization from IRC) for which no money was paid. Neither will he be selling any of his shares in this offering, nor will he be purchasing any shares in this offering. Additionally, a family member of Mark Emerson's owns

895,050 shares, which shares are voted by him via an irrevocable proxy. He thus owns or controls 15,201,000 shares. These shares comprise 77.18% of the shares outstanding at the beginning of this offering. If the full amount of this offering is sold, then he will own or control 76.25% of the outstanding shares.

Mark Emerson also owns a hardware incentive option to purchase 9,720,000 shares for a total of $194; however this option can only be exercised after (1) the AngelMachine hardware is working and is demonstrated to be a true breakthrough in massively parallel processing that is not significantly based upon the work of others; and (2) annual revenues of $27,000,000 have been achieved from the AngelMachine hardware. Therefore, this option cannot dilute shareholder interests unless and until the Company has proven itself to be in a powerful position to target the $500 billion computer hardware and microchip market. The exercise of this option is considered by the Company to be a remote event that will not be of material significance unless and until the Company has established a serious market threat to the existing computer hardware industry. Please see the projection of returns elsewhere in this Prospectus for additional information on this hardware option.

Item 38:

Mr. Horwitz and Mr. Hubbard own a total of 189,000 shares. David Emerson, who is Mark Emerson' eldest son, owns no shares.

The total amount of stock owed or controlled by officers and directors is 15,390,000 shares. This is the total of the stock owned by Mark Emerson, a family member (whose stock is voted by Mr. Emerson), Mr. Horwitz and Mr. Hubbard, but it excludes Mr. Emerson's hardware option because of remoteness of its exercise. These shares comprise 78.14% of the shares outstanding at the beginning of this offering. If the full amount of this offering is sold, then they will comprise 77.19% of the outstanding shares.

Management Relationships, Transactions and Remuneration

Item 39a:

Mark Emerson is the father of both David Emerson and Jonathan Emerson. Mark, David and Jonathan are also related to the family member mentioned above in Item 37. No other family relationships exist among the officers, key people or principle stockholders.

Item 39b:

Not applicable, because no business relationships exist between the directors, officers, key people or principle stockholders and the Company other than those disclosed elsewhere in this Prospectus.

Item 39c:

Not applicable, because nobody has guaranteed or co-signed on any obligation.

Item 40a:

Not applicable, because the Company has no prior fiscal year and has paid no remuneration to its directors, officers, or key people.

Item 40b:

Not applicable, because no remuneration is unpaid.

Item 41a:

Option Title	Amount of Purchasable Common Shares	Aggregate Purchase Price	Expiration Date
Purchase Warrants	1,053,000	$292,500	9-Feb-05
Option	16,200	$6	22-May-05
Option	54,000	$20	23-Feb-09
Option	221,400	$410	5-Dec-02 (see below)
Mark's Hardware Option	9,720,000	$194	None

Exclusive of Mr. Emerson's hardware incentive option, the total number of shares purchasable under purchase warrants and options is 1,123,200 shares. In the event that the maximum amount of this offering is sold, and assuming that all such purchase warrants and options are exercised, this would represent 5.77% of the total outstanding shares.

At the next annual meeting of shareholders, which will be held during First Quarter 2003, a resolution will be adopted approving these options. Consent of the shareholders is guaranteed because Mark votes a controlling number of shares.

The option to purchase 221,400 was not exercised, and it expired on Dec 5, 2002. The Company presumes this was due to potential adverse tax consequences to its holder, who would have had to recognize considerable income from the transaction, but who did not have the cash to pay the tax on that income. The option is included herein because all share and option figures are given as of the application date.

Item 41b:

In addition to the Director Compensation Plan (DCP) (see Item 35d), agreements exist with several experts who are consulting on the AngelBase project in exchange for stock options. No stock options have yet been issued in connection with the DCP or any such agreements. Options to purchase an estimated 600,000 shares may be issuable under the DCP and such agreements. 550,000 of these are structured as incentives: 300,000 being issuable only upon the market release of AngelBase; 150,000 and 100,000 being issuable only upon the occurrence of proprietary events that will put the Company in an extremely favorable position to market AngelBase. The remaining 50,000 are reserved for compensating services invoiced on an hourly basis.

Item 41c:

Other than any requrirements imposed by law, there is no requirement for approval by shareholders of any future stock purchase agreements, stock options, warrants or rights.

Item 42:

The Company's success is highly dependent upon the services of Mark Emerson, and his services have been secured by the considerable stock interests which he owns or controls.

Note: After reviewing the above, potential investors should

consider whether or not the compensation to management and other key people directly or indirectly, is reasonable in view of the present stage of the Company's development.

Litigation

Item 43:

Not applicable, because there is no present, past or threatened litigation.

Federal Tax Aspects

Item 44:

Not applicable, because the Company is not an S corporation.

Miscellaneous Factors

Item 45:

No additional material factors are known by the Company to exist that will or could affect the Company's business.

Financial Statements

Item 46:

Balance Sheet as of 21-Oct-2002

Assets		**Liabilities**	
Cash	$0	Loan from director for filing fee	$1,280
AngelBase Technology (book value)	$38,500	Debt to IRC	$38,500
		Total Liabilities	$39,780
		Equity	
		Common Stock	$0
		Retained Earnings	($1,280)
		Total Equity	($1,280)
Total Assets	$38,500	Total Liabilities and Equity	$38,500

Management's Discussion and Analysis of Certain Relevant Factors

Item 47:

Not applicable, because there are no losses from operations (aside from the loss of the $1,280 securities filing fee).

Item 48:

Not applicable, because there are not yet any trends in the Company's financials.

Item 49:

Not applicable, because the Company does not yet have any product.

Item 50:

Not applicable, because the Company has no foreign sales or domestic government sales.

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Click on Veronica for the next page of the Prospectus Tour.

A Candid Dialog with the Chief Angel:

Mark, I'm very impressed with what you are doing, but I have some significant concerns that would stop me from investing. If you can resolve my concerns to my complete satisfaction, then I will definitely invest.

This is a dialogue between the Chief Angel, Mark Emerson (whose words are shown in black), and a prospective investor (whose words are shown in red). The investor is a successful businessman, who is now turning in a more spiritual direction with his life. Nonetheless, he wants to make money.

It is strongly recommended that you read this dialog **after** you have read the rest of the web site, because the dialog presumes you are familiar with many things presented elsewhere.

Mark, my high-risk investment target is a tenfold return in five to seven years. If you can resolve my concerns to my complete satisfaction and persuade me that there is a reasonable shot at my making the tenfold return I'm looking for, which according to your projections would occur somewhere beween four and seven years from now (never mind your thirty-five-fold or two-hundred-fold projections), then I would be interested in investing $18,000. For me that is a small investment.

Well, I'm delighted that you are interested.

The thing that strikes me the most is that you appear to have a credibly awesome technology that you claim will redefine the entire computer industry, combined with a business plan that runs on a super-economy budget and that is spiritually based. I've never seen anything like that before.

OK.

You have projected revenues of $130 million by 2006. Given the hundred billion dollar database-related market, that's definitely achievable for a well-managed company with a cutting edge technology that is in high demand and with a first class marketing plan. So I'm going to question you pretty hard about these three things--technology, management and marketing. And I'm going to question you about exit strategies, so I have an idea how I can reap the returns from my investment.

Where would you like to begin?

Let's start with technology.

Well, obviously, you need to be convinced that AngelBase really is a cutting edge technology that will be in high demand....right?

Right. I'm not sufficiently expert in database theory to make this determination on my own. I've read your Prospectus, and I have a general idea about AngelBase. I'm quite impressed with the expert endorsements you've received. I'm also impressed with AngelBase System 1. And your claims about what AngelBase will achieve are awesome. But I don't really understand this paradigm shift you're talking about. Nor do I really understand why it will deliver the results you are claiming it will.

May I suggest that you're not yet in a position to understand these things simply because you don't yet have a detailed understanding of what AngelBase is, and what it looks like and does?

Yes. I would agree with that. I can't really evaluate AngelBase until I have, as you say, a more detailed understanding of what AngelBase is, and what it looks like and does.

Well then, you need to attend the AngelBase Seminar. There are two reasons we limit the detailed technology discussion to the seminar. First, we can't share AngelBase in depth with anyone unless they sign a nondisclosure agreement. Second, it's much easier to grasp AngelBase at an in-person seminar that it would be if we tried to explain it in a Prospectus.

OK. I'll attend the seminar.

Please email us for the specifics on the next AngelBase Seminar: seminars@angelbase.com

Nonetheless, you must understand that we face a considerable challenge in explaining AngelBase, even at the seminar.

Why is that?

It seems that some people get it and others don't. For example, we showed AngelBase to ten professors of computer science. However, only five of the ten were able to comprehend its significance. Those four (Professors Bic, Chu, Karrer, Mcleod, and Sadeh) are on our Technical Advisory Board, and their endorsements of AngelBase appear elsewhere on this web site.

Yes, I read those endorsements.

Thus our rate of success in getting computer science professors to understand AngelBase and its significance is 50%.

What about other people who are not computer science professors?

Our success rate in explaining AngelBase seems to depend upon two factors. First, the rate seems to be higher for people who have strong technical backgrounds. Second, the rate seems to be lower for people who are non-spiritual. And the spiritual factor is the more important of the two.

That's interesting. Can you clarify that?

Yes, I'll give you four examples in a chart. Suppose that in each case I am asked to explain AngelBase to the person described. The percentage represents the chance I would give that person of understanding AngelBase and its significance.

weak technical weak spiritual	investment banker with an MBA, who uses computers but is not technically inclined, and who is driven by greed and ignores his religion	1%
strong technical weak spiritual	software engineer with a Ph.D. in computer science, who is a confirmed agnostic	20%
weak technical strong spiritual	actress who has some limited experience with computers, and who meditates every day and practices random acts of kindness	40%
strong technical strong spiritual	medical researcher with an MS in biology, who does complex computer work, and who is deeply spiritual	80%

Are the professors on your Technical Advisory Board spiritual?

Four of them are, and I'm not certain about the fifth (and I'm not identifying him).

This is fascinating. Could it be that spiritual people are deluding themselves with visions of angels that have no basis in any computer science truth?

Perhaps that might be true for the actress. However, do you think the five computer science professors on our Technical Advisory Board could be deluded in that way? Would they all risk their reputations by endorsing AngelBase? Furthermore, we have four other Ph.Ds on our Technical Advisory Board (who were recruited separate from the professors). Could they all be deluding themselves?

It's obvious why people with strong technical backgrounds are more likely to understand AngelBase. But why do you suppose the spiritual factor is so significant?

Well, I don't know for certain, but I can take a good guess.

OK.

I think that spiritually open people are more aware of the holistic nature of life. I was raised as an agnostic and became spiritual in my adulthood, so I've seen both sides. The more spiritual I've become, the more aware of holistic patterns and vibrations I've become.

You mentioned that AngelBase is holistic.

It certainly is holistic. And that is what gives AngelBase its greatest power. It's also what most dramatically distinguishes AngelBase from existing technologies. I think that a non-spiritual person is apt to completely miss that...it goes right over their head, even if they have a Ph.D. in computer science. On the other hand, a spiritual person is apt to feel it resonate deep within their consciousness. Many spiritual people tell me they can simply "feel" the power of AngelBase before I begin explaining it, and then as the explanation unfolds, their feeling is confirmed.

That's fascinating. But let's go back to the technical side. If AngelBase is for real, then it must pass muster technically.

That's for sure! Let's do a little thought experiment. I'm going to overdo the numbers just to make my point. Suppose that you get 8 people to come with you to the AngelBase Seminar, all of whom have strong technical backgrounds. We will disregard their spirituality. Suppose that at the conclusion of my presentation, 2 of your people comprehend AngelBase and are convinced that it can revolutionize the computer industry. They become AngelBase supporters. Suppose 4 don't understand AngelBase and are unimpressed with it. And suppose 2 denounce AngelBase, stating that there is nothing new or significant in AngelBase, and/or citing numerous technical reasons as to why AngelBase will not do what we claim.

So, you're saying I would have 2 supporters, 4 unimpressed, and 2 opponents.

Right. Furthermore, suppose that the supporters hear all the objections raised by the opponents (as well as my responses), and that the supporters remain unconvinced by the objections. Now...which of the three groups would impress you the most?

I'm not sure. It's hard to ignore the supporters, and yet perhaps they are being deluded.

Like the nine PhDs on our Technical Advisory Board?

Or perhaps the opponents are simply not seeing the light.

Exactly. And there is a very significant matter about paradigm changes that must be considered here.

What is that?

Fear and ego. Here is what happens when a paradigm is about to change. Many experts have a vested intellectual interest in the existing paradigm because they have invested years of study and work to acquire their status as experts. A major change in the paradigm threatens their status as experts. Furthermore, with AngelBase, things that were previously accessible only to experts will become accessible to a much larger body of people. This makes the experts less important, and that is also threatening to experts. It takes strong consciousness and emotional maturity to face this kind of thing with confidence. Many experts lack these qualities and react with fear, doing all they can to attack the new paradigm.

The ego dies hard.

And there is another point about experts who have looked at AngelBase. In my experience over the years, as experts learn more and more about AngelBase, they almost invariably become more impressed and convinced. Many experts have said that they initially liked AngelBase but didn't fully understand it, and then a year or two later (after I gave them more information), said that AngelBase is more powerful and important than they had previously thought. They have gone from being mild supporters to strong supporters. But it has never gone the other way around...no expert has switched from being a supporter to an opponent.

Have any opponents become supporters?

Not yet. But that's because the opponents never stay in touch long enough to get more information. They make their decision quickly and then exit. However, when AngelBase begins to command market share, they will be forced to take another look.

So why are you telling me all this about experts?

Because when you bring your technical advisors to the AngelBase Seminar, I want you to be prepared for how they might react and what their reactions might truly indicate.

At this point there is a two week break in the dialogue, and in that time the investor attends the AngelBase seminar. He brings three experts with him to the seminar. The dialogue now resumes a few days after the seminar.

Mark, I was extremely impressed with your seminar, and so were two of the three experts I brought.

What about the third guy?

He simply didn't get it. He was unimpressed.

Like I said, some people just don't get it. Yet.

I still have several general questions about the technology....things you didn't discuss in the seminar.

What do you want to know?

Well...if you don't mind my asking, how on earth did you ever come up with all this?

That's a fascinating question. Perhaps I'll write a book about it one day. Anyway, there are two important aspects. First, I think I have asked the right questions. Deep questions. Second, I have listened carefully and received good answers and guidance from Spirit, and I have acted on this guidance. That's it in a nutshell.

Amazing!

Spirit is definitely amazing!

Has the technology been proven?

No. It will only be proven when we have AngelBase actually running. However, the theoretical foundation is extremely powerful, and that is the basis for so many expert endorsements. And our technical success with System 1 has been stunning.

Are there any unresolved technical problems that could prevent you from building AngelBase if they are not solved?

I don't think so. So far as I can see right now, I've solved all the big problems already. There are thousands of minor challenges and design details yet to be worked out. But, it appears that there remain no fundamental unsolved problems.

What if you are wrong, and a difficult problem comes up?

Good question. And I have a good answer. Throughout the entire eleven year history of this project, there have been many things I could not rely upon. For example, I could not rely upon there being enough money. Nor could I rely upon people understanding what I said about AngelBase. However, there has been one thing I could always rely upon.

What was that?

I could always rely upon Spirit to give me good answers to technical questions. In every case when a deep technical problem has come up, and there have been many, all I had to do was pray and rely on Spirit, and the answers would magically come. Many times I was blown away by how beautiful the solutions were.

Can you give me an example?

Sure. Way back in 1993 I made contact with Professor Anthony Karrer in the Computer Science Department at Loyola Marymount University (Tony is no longer at Loyola and now heads his own company, TechEmpower, which is doing extremely well). I was in Tony's office and we were having a discussion about AngelBase. He was asking me tough questions. At the beginning, Tony was convinced that AngelBase was just a "wrapper" that had been thrown around a relational database. He challenged me by saying that AngelBase "lamps" are equivalent to relational queries. When I heard his challenge, I had absolutely no idea how to respond. Was he right? I didn't know. So I simply closed my eyes. And the most amazing thing happened.

What happened?

I felt the energy of Spirit take over my vocal cords, and words came out of my mouth that I had never thought of before. I heard myself speak the words, but they were definitely not words I had thought of. It was like listening to someone else talk, but the words were coming out of my own mouth!

What did you say? Or, perhaps I should ask, what did Spirit say through you?

"AngelBase lamps are not equivalent to relational queries. They are equivalent to a combinatorial explosion of relational queries."

And what did he say?

Well, he was just as surprised as I was to hear those words. His jaw dropped, and then I saw him go deep into thought for a moment. Finally, he turned to me and said in amazement, "You're right!"

Wow!

And he saw that I was right before I did. It wasn't until I got home, sat down and worked out the mathematics that I realized what I said was actually true.

Do you have any other stories like that?

Dozens. Every one of them is different in the details, but the common thread is that Spirit came through with the technical answers I needed to solve a problem.

Let me hear just one more story. How about a recent one?

OK. Back in February of this year (2002), we had a board of directors meeting, and the subject of massively parallel hardware came up. I told the board that I was confident that we would be able to build AngelMachines in a few years. Then Bret Huggins challenged me by saying, "We all know that you can achieve parallelism by putting each angel on a different processor. But, Mark, you haven't solved the bus problem in the hardware. You don't know how to lay out all the processors and connect them together physically to make it work."

What did you say?

I acknowledged that he was right, and that I had no idea how to design the hardware bus. As it happens, it wasn't necessary for me to know at that time. However about a month later, I reached a point in the AngelBase design work that I realized I needed to have some idea what that hardware bus would eventually look like. It was affecting design decisions in the present, even though it would be a few years before we started building hardware.

What did you do?

Well...it was late at night when I reached that point. So before I went to bed, I bowed down at my altar prayed that I would get the solution to the bus problem the following day. Then I got in bed and fell asleep. Now, I had never had a dream about electronic parts in my life. But that night I did. It was an amazing dream. I saw circuit boards, chips and wires floating around in space and being assembled into a particular configuration, and while this was happening I heard a voice explaining how to put the bus together.

What happened when you woke up?

I was flabbergasted. Kind of dazed actually. I thought about the dream for a couple of minutes while lying in bed, but it didn't make any sense to me. Then Spirit directed me to get up and go into my office. I sat down with a pencil and paper, and in about ten minutes I had the solution. I had a block diagram of an AngelMachine. That diagram holds the long-sought secret to breaking the von Neumann barrier. I was in awe. Bret (the expert who had challenged me at the board meeting) subsequently reviewed the design and wrote:

"Your design for the AngelMachine hardware effectively supports the complex problems of shared, distributed resources, data access, inter processor communication and scalability. I am impressed with the design, and I believe it can reasonably be expected to achieve the long sought goal of massive parallelism."

So Mark, you seem to be telling me that you are confident you can solve any technical challenge that arises.

I can't say that for certain. But I am amazed by the pattern that has consistently occurred for the past eleven years. You see, I don't feel like I am the inventor. Yes, on the earthly plane, I'm the inventor. But in reality, this is coming from a much higher place. I'm just not that smart. I'm smart enough to be the channel, but I can't really take the credit.

What about performance? Suppose you get AngelBase working...but, with a large database, its performance gets too slow?

Well, it's important to understand that this is already a big issue with existing database technology. When hardware capacity stays constant but database size and application complexity increases, performance declines. This will be true for AngelBase as well. However, the real question is, for a given database size and application complexity, how does AngelBase compare with existing technology? We will not be able to answer this question until we have AngelBase running and can do benchmark tests. We anticipate that AngelBase will come out the big winner in these tests, but I certainly cannot prove that right now.

Why do you think AngelBase will come out the big winner ?

Because AngelBase breaks down the data into its fundamental "atomic" parts, and manages it at that level. Existing systems are "chewing" on the same data redundantly, over and over and over, and this creates a huge performance burden. AngelBase achieves a gigantic reduction in the redundant handling, processing, input/output and transmission of data. That is what led Professor Lubomir Bic (University of California at Irvine) to come right out and state that he thinks AngelBase will "solve the performance problem":

"I believe the model you have implicitly addresses a very important problem, namely the input/output bottleneck. ... For a number of years I have been looking into this problem and we have worked on alternative models that could overcome the barriers. ... AngelBase is a much more sophisticated model and I think it could solve the performance problem by directly overcoming the input/output bottleneck.

The fact is that we have a database theory which, at its essence, eliminates the greatest existing obstacle to performance. So the performance cards are already stacked strongly in our favor.

Will the first AngelBase release have maximum performance?

No. Definitely not. Our first priority is to get all the AngelBase functionality working, so that people can begin to experience AngelBase and so we can begin our marketing activities. The first release will have what I call "rudimentary performance" which is based upon the basic theory of AngelBase, effectively implemented. However, there are many things we have planned that will enhance performance above this rudimentary level. These performance enhancements will require development time and effort, but the improvements they will introduce will be "behind the scenes" and will have no bearing on the functionality. So it's best not to include them in the first release. We'll add them later in subsequent releases, and customers will enjoy getting a new release that runs faster.

Will AngelBase run on all the major platforms?

We plan to make AngelBase initially available on Windows/PC, Macintosh and Unix/Linux.

You say you will have AngelBase ready for commercial release in Winter 2004. How do you know it will be ready by Winter 2004?

I don't know for certain. It's my best guess. Once the money gets raised in this offering, then we will be able to progress much faster.

In terms of the technology development, what do you perceive as the biggest risk for an investor?

That is very easy to answer. There is simply no question in my mind that we will produce AngelBase and that it will perform spectacularly. I think the biggest risk is that it may take us longer to complete it than we have projected. Instead of Winter 2004, perhaps it won't be ready until Spring 2004 or Fall 2004. However, we are on such a solid track now, I cannot foresee any long delays. I would say the worst case is Winter 2005, which is a year after we have projected.

That would mean my money would be tied up an extra year.

Yes. So you would need to take that possibility into account in your analysis of the risk.

Perhaps I would be wise to wait and invest, say, in the Summer of 2003, after I see what your progress is. That way I could reduce my risk.

True, but then you would be taking a risk of a different kind.

What do you mean by that?

First, if we raise the full amount of this offering ($540,000) by, say, the end of Spring 2003, then we will have no need for your investment in Summer 2003. The stock simply won't be for sale at that time. We are offering you higher potential returns at this time because we want to be able to focus on building AngelBase with a comfortable bank account and without the distraction of additional fund raising. I think that is fair.

Second, if it turns out that we do need additional funds and we offer additional stock at that time, we will sell it at a higher share price that reflects the higher value of the company because of the substantial progress we will have made. Your returns would therefore be lower.

Let's turn from technology to management.

OK. But before you ask any questions about management, let me clearly state that we obviously don't have all the traditional management "credentials" that, say, a venture capital firm would be looking for. Take me, for instance. I don't have an MBA. I've never run a large company. I've never implemented an exit strategy for shareholders. Nor do the people around me have these kinds of credentials. None of the directors on our board has been an executive in a large company or in a successful startup company. And none of them is wealthy (in money, anyway...but they are all rich in Spirit).

You certainly seem to know what is expected by the VC community. Mark, why do you think you can be successful without those kinds of credentials?

Because I'm an excellent leader.

How do you know that?

Over the past 35 years, almost all of my management experience has been managing volunteers or people who were being compensated by means other than cash. Let me tell you, it is no big deal to give "orders" to someone who is on your cash payroll and in fear of being fired if the orders are not carried out. One can create the illusion of leadership in this way, and even earn a leadership "credential" on one's resume, when all one is really doing is managing logistics. But to attract a group of people and motivate them without cash to come together and get a substantial business project accomplished over a long period of time is something that few executives could achieve. Most wouldn't even attempt it. Instead, they would typically go out and raise money so they could pay all the workers in cash...follow orders or be fired. And if they couldn't raise the money, they would probably abandon the project.

You're right about that, Mark. And I commend you for bringing the AngelBase project this far along, over so many years, by motivating people to work on a part-time basis without cash compensation. But there is more to leadership than motivating people.

That's right. You have to have a clear understanding of who you are and where you are going. You have to have an achievable vision that makes business sense, and you have to have excellent, detailed plans for realizing that vision. You have to have strength, courage, passion, determination, persistence, confidence and integrity. You have to be extremely well organized. You have to be a disciplined worker and get all your homework done in time. You have to be liberal in praising others and conservative with spending cash. You have to have substantial knowledge in many different fields, including technology, marketing, sales, psychology, communication, education, securities, accounting, law, history, government, and also in that ill-defined field called "common sense". If you are creating new paradigms that challenge the conventional wisdom, then you have to understand what the existing mindset is that you are challenging. You have to be able to solve problems when they arise, including technical problems, emotional problems, legal problems, communication problems, financial problems, or any other kind of problem. You have to be comfortable with complex situations involving many people and many problems. As a matter of fact, you have to be able to transform problems into opportunities. You have to be an excellent teacher, and that includes being sensitive to what people know and don't know, and effectively teaching them the things they need to learn. You have to be able to size up the character of people, helping them grow in their integrity whenever possible, but you must protect the organization from individuals who have serious character flaws. You have to be willing to grow yourself. And you have to know that the basis of the growth of your organization is the internal growth you are accomplishing within yourself. I would say that if any of these things is missing in a CEO, the quality of leadership will suffer significantly.

Are you saying that you have all these qualities?

Absolutely. They are gifts that I am grateful for. The only thing I think I lack as a leader is the "credential" of having applied my gifts of leadership to a large organization.

Well Mark, most business executives who have led large organizations cannot claim all the qualities you are talking about.

I know that. And I know that as this project continues to unfold, and our company grows to involve dozens, then hundreds, then thousands of people, and our revenues grow into the millions, then tens of millions, and then hundreds of millions of dollars, I will simply continue applying my leadership gifts to create an awesome success.

Fair enough.

I have another point I would like to make about leadership "credentials". I think these credentials can be extremely misleading. There are an awful lot of questionable practices going on in business today, based upon greed. The executives at Enron had all the right "credentials" and yet look what happened. I don't know much about the energy business that Enron is in, but I can assure you that if I had been the CEO of Enron, such a scandal would never have occurred. And with all that attention focused on accomplishing the object of their greed, what does that say about how the business itself was really getting run? How effectively were the people in the company being utilized and opportunities being capitalized upon? I think all that greed completely distorts the thinking, and, even if the company is profitable, causes it to miss out on a much greater level of profitability that could be achieved by coming from love rather than greed.

But many loving people might just give away all the cash!

Well, just because someone is loving does not make that person a good leader. Remember, one of the things I said is that a good leader has to be liberal with praise and conservative with cash. If you give all the tangible resources away, the cause will be lost. And if you try to remain afloat without making a good profit, then you will not be able to grow, and your investors will be hurt. Actually, I have something to tell you about money.

What is that?

Well, I believe there is an analogy between the human body and the business organization. Let's start with the body. In the body there is blood. And there are laws about blood. For example, the blood has to circulate in an unobstructed manner. The pulse has to be in a certain range. The blood pressure has to be in a certain range. The volume of blood in the body has to be in a certain range. If the laws about blood are violated, then the consequence is severe...the body dies.

What about in the corporation.

Well, the analogy to blood in the body is money in the corporation. And there are laws about money. For example, the company needs to maintain an adequate cash flow. And the company needs to make a profit. If the laws of money are violated in a company, then the company will eventually die. And a leader must understand this.

Yes.

However, going back to the body, the purpose of life is not blood. My reason for being here on this planet in this lifetime has nothing at all to do with maintaining the blood in my body. No. I am here to find happiness and to give my gifts to the world in a manner that serves and uplifts the lives of others. Granted, if the laws of my blood are violated, I will not achieve my life purpose, because I will be dead. But blood is secondary not primary.

I would have to agree with that.

Unfortunately, in the world today, most business people subscribe to the idea that the purpose of being in business is to make money. That is the darkness. It indicates spiritual ignorance.

Well then, what is the purpose of being in business?

To manifest a vision that provides something useful for the world, and in so doing to create happiness for all who are involved. Now, in order to do that, it is essential to obey the laws of money, or the company will die and its mission will not be achieved. Thus, cash flow and profitability are essential. And the bigger the cash flow and profits, the greater will be the overall health of the company and the greater its positive impact will be in doing something useful in the world. But, the important point here is that, as with blood, money is secondary not primary.

That is consistent with where my spiritual journey has led me.

And one of the biggest problems we have on this planet today is that most of the people in the most powerful positions of leadership are operating on the principle that money is primary. They see it backwards. They see doing something useful as a "device" for making money. The spiritual truth is that when we get in tune with the broad vision that God intends for us, and we work hard to unfold that vision, then miracles will happen to support it, and financial success will ensue. The correct paradigm is to let money be secondary rather than primary...to let profits be a side effect rather than the central goal. The central goal must be to serve humanity in some way. And we must use cash and other resources conservatively and intelligently to accomplish the central goal. That is healthy.

I have to agree with you, even though I know that many business people would disagree. Or simply not understand.

And the thinking of most venture capitalists and investment bankers just keeps coming back to putting money first and everything else second. That is what drives most large financial transactions, whether it is capitalization or a merger or a buyout or a public offering. It's all about greed. There's plenty of sweet talk and "good PR" on the surface, but the greed beneath the surface is obvious. And with the greed come some very big egos sitting on boards of directors and in the key executive positions. These big egos manipulate people to the hilt to get their way. When things don't go their way, they get angry . And when the chips are down, we see downsizing and litigation and bankruptcy. In a nutshell, this is the paradigm of business in the world today. I have no interest in playing that kind of game. No interest whatsoever. And when people tell me I must fill executive positions with people who have the right "credentials", it makes me think of all this garbage.

Frankly, Mark, I'm a bit ashamed to say that the things you are describing have played a role in my own financial success. Maybe that's why I'm so interested in the AngelBase opportunity....because it's time for me to bring my investment practices into alignment with my spiritual practices.

Good. Good for you and good for the world. I strongly encourage you to let the past go and move on to do something better, more loving, and more worthy of the beauty in your soul.

Thank you.

As the AngelBase project grows, I will fill the executive positions with individuals who are strongly established in the spiritual Light, who have the required competencies, and who fit well within our team.

OK. I'm convinced that you are capable of leading this company.

Thank you.

Now, Mark, let me bring up a situation that you might very well face as the leader.

OK. What is that?

One thing that often happens with a patent that challenges established interests, is that the inventor is approached by some established company and lavished with attention. A deal is struck that gives the inventor some substantial cash. Then the company puts the patent on its shelf and keeps it out of the market, much to the dismay of the inventor.

Yes, I'm quite familiar with that scenario.

What would you do if, say, Bill Gates offered to buy out your company for, say, $25 million? Or even $100 million?

I would wish Mr. Gates better luck on his next attempted take over. And I would tell him that Microsoft is welcome to become a member of our family of AngelBase distributors.

But with $100 million in cash, you could retire rich.

True. But that is not my purpose. You are offering me two things that don't interest me at all. I have no interest in money per se, except insofar as money is a necessary tool in the realization of my vision. I would have $100 million, but my vision would be ruined. And I have no interest in retiring until the day I die. So what makes you think I would make a deal that runs totally contrary to my purposes and interests?

I'm just testing you. OK, given that Bill Gates can't make a deal with you to block AngelBase from getting into the market, suppose he instead tries to create an AngelBase lookalike to beat you in the marketplace. And if you sue him for patent infringement, he ties you up for a decade in litigation while he's beating you in the marketplace?

I used to worry about things like that. But frankly, at this point, I don't think Mr. Gates could create a credible AngelBase lookalike no matter how hard he tried.

Why?

Because AngelBase is being created by Spirit. I have already told you that the way I get the technical solutions is from Spirit guidance. AngelBase is emerging as a technology of unprecedented beauty, elegance, efficiency and power. On the other hand, Microsoft has demonstrated a longstanding pattern of shoddy product quality, inelegant design, and ever expanding computer resource gluttony. I don't think Microsoft is even remotely capable of creating anything like AngelBase. They just don't appear to have the necessary Spirit awareness.

You seem pretty confident that Gates cannot build AngelBase.

I am confident that Gates will continue behaving in the future as Gates has behaved in the past. We will have AngelBase on the market long before Gates could come up with anything remotely as good. Meanwhile, we will have built a base of millions of AngelBase users who are not going to be fooled by something produced by Microsoft.

This seems like a good point to shift our discussion to marketing.

OK.

Let's begin with the name, AngelBase. I'm not sure that "angels" and "spirituality" mix well with the business world. Especially in the world of science and technology. People will think it sounds "weird" or "naive" or even "airy fairy" and that it can't really be a serious product. Don't you think it would be wise, from a business and marketing perspective, to change the name?

No. On the contrary, I believe that the name AngelBase will be pivotal to our market success.

Why?

To begin with, it creates an instant differentiation from all other products in the $100 billion database-related market. The name AngelBase is powerful and easy to remember. It stands out in the mind. If some think it is weird at first, they will later change their minds when they learn how serious and powerful it is.

You are right that it stands out. The name is very catchy.

Second, the name beautifully embodies the fundamental principle of the technology, which is, metaphorically, to bind "heavenly" angels to an "earthly" base. That technological principle is the key to solving the two most fundamental problems in computer science today...creating dynamic information systems that users can evolve and change...and building massively parallel hardware. The result of binding angels to the base is a huge paradigm shift. Very few product names capture the essence of a paradigm shift so succinctly.

But won't you, Mark, as the spokesman for the company become known as some weird guy who talks with angels or something? Won't that tarnish your reputation and make it more difficult to market AngelBase to serious corporate customers?

I'm already calling myself the "Chief Angel". This gives me a "trademark" that stands out. And it's fun. People can laugh if they like. I don't care. But people who try to turn this angel stuff against me and use it in a derogatory or defamatory manner will have a small problem, and that is that AngelBase is a serious technology. They can laugh at me all they want. But I will have the hottest technology on the planet. Not only that, but being the "computer angel inventor" or whatever people want to call me, will help get me publicity. It will get me onto TV talk shows, where I will talk about AngelBase. Entertainment people certainly don't have the same closed attitudes about spiritual things that are so commonplace in business and in science. In fact, many of them are intimidated by technical and mathematical things...and "angels" makes the mathematics a lot more attractive to them. I think Oprah Winfrey would love to talk with me about angels and AngelBase...and we could have fun distinguishing between (1) the angels on the screen in AngelBase, (2) the angels who have invested in or worked on the project, and (3) the real angels who have made it all possible! All that publicity is good for our marketing. People who have never heard of AngelBase will be coming to our web site to find out what the "angel man" is talking about.

What about religious fanatics who dislike your views on spirituality?

Most religions of the world include angels. I don't think there is anything in AngelBase that will offend members of any religion. In fact, surveys indicate that most people actually believe that real angels exist. We are coming from love, and most people will pick up on that, regardless of their religion.

What about scientists and others who are hard-core agnostics or

atheists?

They can ignore AngelBase for as long as they can stand to be without its profound technical benefits. If they want these benefits, they will have to bite the bullet and use AngelBase, despite their discomfort with spiritual sounding words. Ordinary users are tired of having dry engineering terminology forced on them; so, in some sense, this turns the tables. If scientists are too stogy to have a little fun with "angels", then I think they need to take a good look at themselves. In thermodynamics, there is a term called "Maxwell's demon". If physicists can use the word "demon" in their work, why can't they also use the word "angel"?

OK, you've convinced me about the name AngelBase.

Good.

Mark, how you are going to convince corporate executives with large systems based upon existing technology to switch to AngelBase?

Excellent question. The entire $100 billion database-related market rests upon the four existing non-patented database technologies that are vulnerable to the vast superiority of AngelBase. The life spans of application systems within this market vary considerably, but every year enough of them get replaced to command $100 billion in revenues. That means that each year people are making decisions to create or substantially change a huge number of systems. The creation and modification of systems is a costly and time-consuming matter. AngelBase dramatically reduces both the cost and the time, and it produces vastly superior systems. But it is a paradigm change. And paradigm changes can be scary, especially for executives.

That's my point.

Yes, I know it is. Let's consider a typical executive whose system is nearing the end of its life cycle. He knows he must build a new system to replace it. Now...here is a crucial job for our marketing people. It is the business of our marketing people to make sure that this executive knows he has a choice between AngelBase and traditional technology. And that choice is going to create a dilemma for him.

How is that?

On one horn of his dilemma is his fear of making a paradigm change by going with AngelBase. His job is safer if he doesn't rock the boat. If he risks going with AngelBase and the result is a disaster, he will probably lose his job. However, if the AngelBase system works out, he will have saved substantially on the time and cost of the new system, and the resulting system will have dramatically superior functionality. He could use that superior functionality to make his company more competitive and to capture market share from his competitors. But, alas, he would have to take the risk of venturing into the unknown with AngelBase, and for most executives, that is way too scary for them to stomach.

And on the other horn of the dilemma?

On the other horn of his dilemma is the possibility of his competitor going with AngelBase and thereby capturing market share because its (the competitor's) AngelBase system is much more flexible and powerful. While he is expending valuable time and money building an inferior system, his competitor already has a new, vastly superior AngelBase system up and running. His competitor is using AngelBase to serve customers much better and to capture market share away from him. That is also scary for an executive.

It seems to me that in order to get executives thinking in terms

of this dilemma, you need to get the process initially seeded, by having a few daring companies try AngelBase. How will you accomplish that?

Yes. You're right. We need to seed the process. However, it would be foolish to think that we will do that by getting, say, Ford Motors to use AngelBase to run a manufacturing facility. No. We will start small. At the grass roots.

I am fascinated by your grass roots approach to marketing.

The key to making a large-scale paradigm shift is to get as many people as possible to understand it and to make the shift themselves in the small things they do. When we have, say, ten thousand people using AngelBase for small stuff, and all those people are receiving our newsletters, then the time will come when somebody in a decision making position will give AngelBase a try on a medium sized project within some company. From there it will build, step by step, not because we are doing massive advertising to keep people sold on AngelBase, but because people genuinely love the way AngelBase gives them true power over their information.

What if a company, such as Oracle, approaches you about becoming an AngelBase distributor?

That's fine. I'm happy to sit down and talk with Larry Ellison. Actually, Mr. Ellison will be able to set Oracle up as an AngelBase distributor without ever meeting me. He will just need to go to our web site and sign up.

But what if Ellison wants exclusive rights to distribute AngelBase, and wants to buy out all your other AngelBase distributors?

Well, any of our AngelBase distributors who would like to sell out to Mr. Ellison is welcome to do so. Their distributorships are their businesses, and they are free to sell them. However, Mr. Ellison will not be given exclusive rights to AngelBase.

What if it takes longer than you anticipate to get the market "seeded" with AngelBase?

We have a low-cost marketing strategy for creating a worldwide wave of interest in AngelBase at the grassroots level via Internet marketing. If this strategy succeeds quickly, that will be fantastic. On the other hand, because the budget is so low, we would not be hurt financially if it takes a little longer. Eventually, however, I believe it is going to take off. Whether that is in one year or three years, I don't know. Our projected returns presume it will take off sooner rather than later.

And the possibility that it may be later rather than sooner could delay my investment returns.

That's right, and you must take that into consideration in analyzing your investment risk. But whether it happens sooner or later, when AngelBase does take off, intense pressure will begin to mount on the large buyers of systems, and a slice of the $100 billion pie will come within our reach.

OK. Let's assume you are successful, and in six years my shares are worth ten times what I paid for them. How am I going to get my money out?

Well, let me begin by saying that I have no intention of selling out to Mr. Gates or Mr. Ellison or anyone else.

Why not?

Because to do so would sacrifice our mission. While I recognize the Divine Presence in both Mr. Gates or Mr. Ellison, I am well aware that their business practices lie firmly within the existing paradigm. Our mission is to shift the computer industry into the Light. Selling out to the existing paradigm would accomplish the very antithesis of our mission. So a buyout is unacceptable as an exit strategy.

OK, then, what exit strategy is acceptable?

So far as I'm concerned, the exit strategy issue boils down to the question of how to enable our existing shareholders to liquidate their shares by selling them to other people who are interested in purchaing them. And I must tell you that I haven't yet made a decision about how we will do this. But I do know that as AngelBase becomes successful and the value of our shares rises, there will naturally be a demand for our shares. We can amplify that demand by announcing in our newsletter to AngelBase users what is happening with our stock. Many AngelBase users will be interested in purchasing our stock. I see three possibilities for creating a secondary market for the trading of our shares, and one of them is my strong preference. But I think we should postpone the final decision until we have a real financial success on our hands.

Postponing the decision makes sense. And I want you to tell me the three possibilities you see. But first, tell me what you mean by a "secondary market"?

I'm surprised you asked that question, because it tells me there are some things you don't know about securities laws.

I admit I'm neither a lawyer nor a stock broker.

Well, there are two very different ways in which stock purchases can occur. The primary sale of stock is when it is sold directly by the issuing corporation. These are newly created shares, and their issuance increases the overall number of shares, resulting in the dilution of all the other shares. That is the kind of stock sale that we are doing in this offering. The federal Securities Act of 1933 addresses the primary sale of securities.

The secondary sale of stock is when a shareholder, such as you, sells his or her stock to another person. The stock exchanges are secondary markets. The trading of stock on secondary markes does not increase the overall number of shares, and there is no resulting dilution of shares. The federal Securities Exchange Act of 1934 addresses the secondary sale of securities.

Oh I see. So the matter of an exit strategy boils down to creating a secondary market.

That's right. That's my whole point on exit strategies.

And what are the three possibilities you envision?

The most obvious one is to do a large offering through investment bankers. The second possibility is to simply list the stock on one of the minor stock exchanges. And the third is to create our own independent exchange (for trading our shares only) on a web site, and this is my strong preference.

Why not go the investment banking route?

There are some very good reasons not to.

Note: the share prices in the ensuing discussion are examples used for explanatory purposes only, and do not reflect any particular projection of what ATC shares may be worth.

What happens in that scenario is the company signs a deal with an investment banking firm, such as Merrill Lynch. In the deal, the investment banker agrees to purchase a bunch of our stock, say, ten million shares, at a price such as, say, $7.00 per share. So we would take in seventy million dollars in equity capital . Now the sale of this bunch of stock to the banker is a primary sale...these are new shares, and their issuance to the banker causes a dilution of the existing shares. As a part of the deal, the banker agrees to list the stock on a stock exchange (such as the Nasdaq) where it has a seat, and to make a market for the shares, with the opening price being, say, $10.00 per share. The banker then mobilizes its staff of stock brokers to sell the ten million shares it now owns to its investment clients. And as these clients purchase the stock, those purchases take place in the secondary market of the stock exchange....in other words, the stock begins to trade on the exchange. The banker hopes to handle the publicity very well and get interest in the stock peaked at just the right time, so that the share price starts to rise rapidly in the first few days of trading. The banker is making $3.00 per share on the stock it sells at the opening $10.00 price. But if it can get the price to rise rapidly, say, to $20.00 or $30.00 in the opening days and unload all of the ten million shares it bought at $7.00, then the banker makes a killing. And indeed, you and our other shareholders can also sell their shares in this same market at the price it is trading at, and that might be ideal for you.

What is the down side?

Well, I don't like all the artificial inflation of share prices. That inflation is caused by the pressure created by the stock brokers and the frenzy of the offering. After trading as high as, say, $36.00 on the basis of that frenzy (rather than on the basis of the real value of the company), the price might then fall a month or two later down to, say, $18.00, which is reasonable on the basis of the real value of the company. Now what has happened?

Well, the investment banker made a killing, and those of us who sold some or all of our stock above $30.00 did very well. And you now have seventy million in capital to expand the business.

Yes, and I also have a bunch of new shareholders who have been taken advantage of. They bought at $36 and their stock is now worth half what they paid for it. They are very unhappy with their investment. And their unhappy energy is propagated throughout our company. I don't like that at all. I don't want anybody purchasing our stock in a situation where they are being taken advantage of by sharks. It's completely inconsistent with our mission to create value for our shareholders. Furthermore, if our company was worth $18.00 per share, I don't like the idea of selling ten million shares of our stock to bankers at $7.00 per share, with trading to open at $10.00 per share.

I can see you are not too keen on the investment bankers.

I'm not saying I won't use them. But I'm looking carefully at the reality of it. We get two things from doing from it. First, we get an influx of equity capital. Second, we get share liquidity.

Now...suppose we look at those two things separately, rather than linking them together, which is what the investment bankers like to do. I think they can be achieved on far better terms if done separately.

How would you raise the money, if not from investment banks?

When we are successful enough to be interesting to Merrill Lynch, and we need to raise seventy million dollars, I think we will be in an excellent position to raise that money by selling our stock at something a lot closer to $18.00 per share, resulting in much less dilution. On the other hand, we may not need to issue any stock at all to raise seventy million dollars. I think we will be able to finance much of our growth through our earnings, rather than by issuing more stock.

What about creating share liquidity? You indicated that you saw two other possibilities for exit strategies.

The second possibility is to simply list our stock on one of the minor stock exchanges. There are dozens of them and they have all kinds of different categories depending upon the nature and size of the company. Once the stock is listed there, it's just a matter of directing investor attention to make a market. What we don't get is a team of stock brokers telephoning their clients and pushing our stock.

And the third possibility?

The third possibility, which is my favorite, is to create our own secondary market. That way we can control all the parameters. I think when we have millions of AngelBase users who love AngelBase and receive our periodic email newsletter, we can create considerable interest in our stock. From our emails, they can click directly to our stock trading web site, which, of course, we will create using AngelBase. I want the market to be fair and based upon real value. I don't want any investment banker or stock exchange "specialist" or anyone else to be in a position to manipulate the price of our shares in order to take advantage of the good people who own our stock. I want everyone who invests in our stock to be glad they did a month later and a year later and ten years later.

Very well, Mark. I've got to hand it to you. You have excellent answers. Your answers go way beyond the existing business paradigm. But they do make sense. They make technical sense, business sense and spiritual sense. I have to admit that you have adequately addressed all of my investment concerns.

Are you ready to act on this investment opportunity?

Yes. I'm ready to invest. I'll mail you my check for $18,000 together with the Stock Purchase Agreement.

Thank you and welcome to our growing family of shareholders. God bless you.

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AngelBase Prospectus

Extraordinary Investment Returns of 2x, 35x and 200x

Note: This Is a High Risk Investment.

Spreadsheet first...explanation below...

Year	Fall 2002	Fall 2006 (in 4 years)	Fall 2009 (in 7 years)	Fall 2012 (in 10 years)
Database-related market	$100,000,000,000	$130,000,000,000	$160,000,000,000	$200,000,000,000
Computer hardware/chip market	$500,000,000,000	$600,000,000,000	$700,000,000,000	$800,000,000,000
Database-related market share		0.1%	1.0%	5.0%
Hardware/chip market share		0%	0.001%	0.05%
Database-related revenue		$130,000,000	$1,600,000,000	$10,000,000,000
Hardware/chip revenue		$0	$7,000,000	$400,000,000
Total revenue		$130,000,000	$1,607,000,000	$10,400,000,000
Earnings as % of revenue		5%	7.5%	10%
Earnings		$6,500,000	$120,525,000	$1,040,000,000
Price earnings ratio		16	16	16
Market value of company		$104,000,000	$1,928,400,000	$16,640,000,000
Outstanding shares	19,700,000	21,000,000	22,500,000	35,000,000
Market value per share		$4.95	$85.71	$475.43
Multiple of $2.25 share price		2	38	211
Investment Return %		220%	3809%	21130%

By clicking on the spreadsheet, it will appear in a separate window. Then, while you are reading in this window, you can conveniently refer to the other window.

Before you get mesmorized by the numbers above, please remember to invest in a responsible and balanced manner.

Here is what we mean by this:

> On the one hand, it is important for you to have a clear vision of the outstanding returns that we believe you are going to earn from your investment. We are doing everything we possibly can to make AngelBase an industry-transforming mega-success.
>
> On the other hand, please be aware that we cannot guarantee results. We have hung in there for eleven years now, surviving through some tough times, learning a huge amount, and bringing AngelBase ever closer to fruition. But no matter how good our intentions, no matter how hard we work, and no matter how fervent our prayers, it is possible that we might fail.

Please invest with a healthy, balanced awareness of these two extremes. Please look at these incredible numbers with an awareness that they represent the "best case" scenario, and that the "worst case" scenario is the loss of your investment.

Here is the most important thing: **Please don't invest more money than you can afford to lose.** That way, if we succeed, you will succeed with us according to the size of your investment. And if we fail, you will not face financial hardship. That is balance.

That said, let's take a look at the numbers.

We are claiming the possibility of your earning a **two-fold** return in four years (i.e. by 2006), a **thirty-five-fold** return in seven years (i.e. by 2009), a **two-hundred-fold** return in ten years (i.e. by 2012). As you can see from the gray row at the top of the spreadsheet, these are the years for which we have made projections.

The market numbers we use in the spreadsheet are very rough. In years past we have spent thousands of dollars to obtain accurate market research data from companies like IDC. We think it is a waste of our money to repeat those expenditures. So we are taking round numbers here, based upon our understanding of the market and various (free) sources of information, such as the Fortune 500 listings. We believe the numbers are **less** than those which would be obtained from a detailed analysis of the most expensive market research available.

Two distinct markets are involved.

The database-related market is shown in yellow bands, and the computer hardware and microchip market is shown in orange bands. For each market, we estimate the overall size of the market, project the market share we think we can capture, and calculate the revenue from the market.

The worldwide market for database-related products today is a staggering $100 billion. It's actually higher than that, but we rounded it down. This market is complex and includes database platform software, database "imitation" software (such as spreadsheets, report writers and CASE tools), Internet browsers, and (the largest chunk) database applications software.

Over the past couple of decades, this market has been nearly doubling every **five** years. We have made the conservative assumption that it will double in **ten** years to $200 billion by 2012, and we have interpolated approximate intermediary figures for 2006 and 2009.

AngelBase challenges this market at its technological core. Virtually every product in this market is vulnerable to AngelBase and would become a much better product if it were based upon AngelBase rather than existing technology. In the spreadsheet, we have assumed that we can capture 0.1% of this market by 2006, 1% by 2009 and 5% by 2012.

The worldwide market for computer hardware (including the microchips that they are made from) is much larger. We have approximated it at $500 billion today. This market grows more slowly than the database market. We have projected it to grow to $800 billion over the next ten years, and we have interpolated approximate intermediary figures for 2006 and 2009.

We don't anticipate entering the computer hardware market with AngelMachines until 2007 at the earliest. AngelMachines will challenge the vast computer hardware and chip market in a significant way, however, many elements of that market will not be immediately affected by AngelBase. In the spreadsheet, we have assumed that we can capture 0.001% of this market by 2009 and 0.05% by 2012.

The market size and market share projections are used to calculate revenues for each of the two markets for each year. These revenues are then combined in the pink band to show total revenues for the company.

Market value of the company.

In the light blue band, we assume that our earnings (i.e. profit) will be 5% of our revenues in 2006, 7.5% in 2009 and 10% in 2012. Last year, Microsoft's earnings were 29% of its revenues, Oracle's were 24%, and IBM's were 9%.

Multiplying the earnings time the Price earnings (P/E) ratio is a good way to assess the overall market value of the company (as distinguished from the "book value" of the company). P/E ratios are available in the newspaper. As of October 21, 2002, the P/E ratio for Microsoft was 31, for Oracle was 26 and for IBM was 27. Fast growing, successful companies (as we anticipate being) typically have much higher P/E ratios than well established companies. However, in a bear market, P/E ratios are lower. We have therefore taken 16, which we feel is conservative.

Market value of the shares.

All share numbers in the spreadsheet are for AngelBase Technologies Corporation (ATC). The number of shares of stock and exercisable options outstanding as of the beginning of this offering is approximately 19.7 million shares. Estimates of outstanding shares are shown in the lavender band for 2006, 2009 and 2012.

Mark has an option to purchase 9.72 million ATC shares when AngelMachine **hardware** is proven a market success. The option requires a threshold of $27 million in AngelMachine hardware revenue before Mark can exercise the option and acquire the stock. This option is **not** included in the share numbers for 2006 and 2009, because those years will probably be too early for Mark to exercise his option. But the option **is** included for 2012, where AngelMachine revenues (i.e. hardware/chip revenues) exceed the threshold defined in the option.

By dividing the value of the company by the number of shares, we obtain the market value of a single share, as shown in the pale green band.

Investment returns.

The price of this offering is $2.25 per share. Return multiples are shown in the first lime green band for each of the three years, 2006, 2009 and 2012. Investment return percentages are shown in the second lime green band, which are simply the multiples in percent format.

And, as you can see, it adds up to more than a **two-fold** return on your investment in four years, more than a **thirty-five-fold** return in seven years, and more than a **two-hundred-fold** return in ten years.

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Note: This is a high risk investment. The angelic artwork is for your enjoyment but conveys nothing about the investment opportunity. When making an investment decision, please disregard the artwork.

How to Purchase AngelBase Stock



Angel Jessica

Investor Requirements

In order to purchase our stock, you must meet the following requirements:

1. California.

This stock offering is valid only in California, and is void outside California. The Prospectus must be accessed and the investment transaction must be done entirely within California.

Your investment check must be drawn on a California bank.

2. Ability to Sustain Loss of Investment without Hardship.

We are doing everything we can to make the AngelBase dream come true. We believe we will succeed, and we want you to believe we will succeed. We want your prayers for our success. However, success cannot be guaranteed.

Because AngelBase has not yet been implemeneted or marketed, and because the company has not yet demonstrated financial stability or profitability, your investment carries a high risk of loss. That possible consequence is the price that must be paid for the hope of high return multiples.

We don't want anyone to suffer a hardship if we are unsuccessful. Therefore, we require that you be in a position to sustain the total loss of your investment without it causing you to suffer an economic hardship.

We are relying on you to determine for yourself

"I first came to know Mark Emerson while I was teaching Physics at Palisades High School in the mid 1960s.... When Mark took my physics class .... he was always at the top of his class. We became good friends and I have kept in contact with him in subsequent years and have always been impressed with his brilliance of mind, creativity, integrity and unbounded enthusiasm for all the projects he has undertaken.

"Even as a high school student Mark would undertake large and complex projects and see them through to completion. He was the director and technical "engineer" for many of our school's stage productions and each performance brought a higher and more professional level of expertise to the lighting, sets and sound. Mark could deal equally well with the more abstract ideas of physics and the very practical applications of elaborate stage productions.

whether you meet this requirement, and to simply inform us that you do (via your initials in the Investor Stock Purchase Agreement).

3. Investment Limit of Ten Percent of Net Worth.

Sometimes people get into trouble because they invest too much money relative to their net worth. To protect people from making this mistake, we require that your investment not exceed ten percent (10%) of your net worth, where "net worth" excludes your home, home furniture and cars.

To calculate your net worth, add up the fair market value of all your assets (except for your home, furniture and cars--you may include real estate that is not your home), and the subtract all your liabilities (i.e. debts, mortgages, bills payable, etc.). Take 10% of the result, and that is the maximum amount you may invest.

We are relying on you to make the calculation and to inform us (via your initials in the Investor Stock Purchase Agreement) that you meet the requirement. We will not ask you to report any financial information to us.

4. If You Invest More Than $2,500...

If you are investing from $540 to $2,500, then this requirement does not apply to you.

Otherwise, if you are investing more than $2,500, we require that you meet one of the following two conditions, where "net worth" excludes your home, home furniture and cars:

- Your net worth is at least $75,000 and your gross annual income is at least $50,000.
- Your net worth is at least $150,000.

If you are investing more than $2,500, we are relying on you to make the calculation and to inform us (via your initials in the Investor Stock Purchase Agreement) that you meet the requirement. We will not ask you to report any financial information to us.

If you MEET the requirements, then click at the bottom of this page for investment instructions.

If you do NOT meet the requirements, then click here to return to our Home Page.

"...Mark's intellectual ability, drive and enthusiasm will no doubt be important factors in seeing this project through to completion. However, more than these, his honesty and sincerity will provide the essential ingredients to insure success in all of the interpersonal dealings he will necessarily have to make."

--William J. Layton, Physics Lecturer, UCLA, Los Angeles, California

---

"As a business consultant and CEO of a sales and marketing agency, I have observed and worked with many entrepreneurs and startup enterprises over my 20 year history in the business world.

"It is my opinion that the inventor of AngelBase and founder and chair of Information Resonance Corporation, Mark Laurence Emerson, is personally and professionally equipped for profound success.

"In my consultative discussions with Mark, I have found him to be of the highest integrity. He demonstrates the rare ability to synthesize intellectual brilliance, comprehensive product and industry information, passionate drive and an intuitive sense of the breakthrough AngelBase represents to the world.

"He WILL reap the breakthrough. He will be successful with the AngelBase venture.

--Glenna R. Wiseman, CEO, Top Box, Inc., Playa del Rey, California

---

"Twenty years from now you will be more disappointed by the things you didn't do than by the ones you did. So throw off the bowlines. Sail away from the safe harbor. Catch

the trade winds in your sails. Explore. Dream. Discover."

--Mark Twain



I DO meet the above requirements.

To purchase our stock, please do the following:

1. Print this web page from your browser. After you've printed this page, click here to return to our Home Page (Note: we've kept the artwork out of this page so it is easy on your printer.)

2. Carefully read the Investor Stock Purchase Agreement (below). By "the Light" we mean all that is good, loving, true, peaceful, joyful, caring, uplifting and of God.

3. Carefully fill in the boxes in Section 7 at the end of the Agreement. Please note that three of the boxes require you to initial a statement.

4. Sign and date the Agreement in the last box.

5. Make a copy of the Agreement, and retain it for your records.

6. If you have any questions, email Mark at ChiefAngel@AngelBase.com or telephone him at 323-223-4260.

7. Make your investment check payable to "AngelBase Technologies Corporation". Your investment check must be drawn on a California bank.

8. Mail the entire signed Agreement with your investment check to:

AngelBase Technologies Corporation
4921 La Calandria Dr.
Los Angeles, California 90032

Your stock certificate will be mailed to you, and you will be kept informed via email of our progress with AngelBase. Please notify us (preferably via email) whenever you change your email address, street address or phone.

Thank you for joining our family of AngelBase shareholders. We welcome you in the Light!

Investor Stock Purchase Agreement

In the Light, AngelBase Technologies Corporation, a California Corporation ("ATC"), is lovingly offering 240,000 shares of its common stock for sale to California investors for the purpose of raising equity funds to implement and market AngelBase and thereby to bring great benefit to humanity. The offering is a public offering being made by permit (issued on ????? date , file number 309-2996/9794) by the California Commissioner of Corporations under Section 25113(b)(1) of the California Corporations Code. Offer is void outside California. The offering falls under the intrastate exemption from Securities Exchange Commission registration under 15 USC 77c(a)(11). ATC is selling the stock directly to the general public, without the involvement of any broker dealer or agent. The total amount of the offering is $540,000. The minimum investment is $540. The price is $2.25 per share ("share price").

This Investor Stock Purchase Agreement ("Agreement") is hereby made in the Light by the Investor named in Section 7 ("Investor") for the purchase of common shares of ATC stock.

1. Investment Transaction

This investment transaction is made within California. Investor agrees, represents and warrants that (1) Investor is presently in California, (2) Investor received all information about this offering, including any advertisements and the Prospectus, while in California, and (3) Investor has not relied in any way upon information received or accessed outside California in connection with this investment.

The Investment Dollar Amount is stated in Section 7 (the "investment"). The number of shares of ATC stock purchased (the "purchased shares") shall be the investment divided by the share price, and if this quotient is not a whole number, it shall be rounded up to the nearest share.

Investor submits herewith a check payable to "AngelBase Technologies Corporation" for the investment. ATC reserves the right to decline the investment for any reason by returning this Agreement and said check to Investor.

ATC's deposit of said check shall constitute ATC's acceptance of this Agreement. As soon as practicable thereafter, ATC shall mail a stock certificate for the purchased shares to Investor's California address stated in Section 7.

2. Shares Not Traded on Any Stock Market.

At the present time, ATC stock is not traded on any stock exchange or stock market. While it is the intention of ATC to create a business success and provide liquidity to shareholders at some time in the future (presumably by enabling the shares to be traded on a stock exchange), Investor clearly understands that there is no such public market at this time for ATC's stock and no guarantee that there will ever be one.

3. Outstanding Shares and Options.

As of the date this offering begins, approximately 19.7 million shares and options of ATC stock are outstanding. These options exclude an additional option held by Mark Emerson which can only be exercised when AngelMachine massively parallel hardware has been implemented and successfully marketed.

4. Risk and Ability to Bear Loss

ATC has made many positive statements about the future of its business in the hope and belief that such statements will turn out to be true. This is a success principle called "affirmation." Investor understands that virtually any positive statement or affirmation made by ATC about the future of its business could, as the future unfolds, turn out to be untrue. Investor understands that ATC has not stated in detail the myriad ways that things can go wrong for its business, because it is believed that such statements would comprise negative affirmations that could help to manifest failure.

Investor clearly understands the following five-word sentence:

THE INVESTMENT RISK IS HIGH.

Investor clearly understands that if ATC fails in its business, the investment will most likely be lost in its entirety and will be unrecoverable by Investor. Investor represents that Investor is in a financial position to lose the entire investment without suffering economic hardship.

5. Investor Qualfications

Investor represents that Investor is capable of making a financially responsible investment decision that protects Investor's interests in connection with the purchase of ATC's stock. Investor represents that Investor's qualifications for making a financially responsible investment decision include Investor's intelligence, education, knowledge, maturity, life experience and intuition.

Investor represents that the investment does not exceed ten percent (10%) of Investor's net worth.

If the investment exceeds $2,500, then Investor represents that Investor has either:

(a) a minimum net worth of at least $75,000 and a gross income of at least $50,000, or

(b) a minimum net worth of $150,000.

For the purposes of this Agreement, "net worth" shall be determined without including Investor's home, home furnishings or automobiles. Assets included in the computation of net worth shall be valued at not more than fair market value.

Investor represents that the decision to purchase shares has been made in the light of a reasonable analysis of the following factors:

(a) the dollar amount invested,

(b) Investor's economic circumstances,

(c) the ATC business opportunity as described in the Prospectus,

(d) the number of shares being purchased in comparison with the total number of outstanding shares and options,

(e) the high degree of risk, and

(f) the fact that the shares are not yet traded on any stock market and cannot yet be easily sold or transferred.

Investor represents that this analysis has not been made hastily or under pressure, and that at least five business days have past since Investor first viewed the Prospectus.

6. Miscellaneous Provisions

In order to comply with securities laws, ATC is relying upon Investor's representations made herein (including the initialing of several items in Section 7). Investor's representations concerning Investor's qualifications and ability to bear loss shall be conclusive and shall not be questioned by ATC or any other party. No examination of Investor's records shall be required under any circumstances whatsoever.

This Agreement is made in the Light in California and shall be governed in the Light by the laws of California. Any dispute in connection with this Agreement shall be adjudicated in the Light by the American Arbitration Association.

No person other than Mark Laurence Donald Emerson is authorized to give any information or make any representation (whether oral, written or online) in connection with this offering.

This Agreement may only be amended or terminated by mutual written agreement of Investor and ATC.

In the event that any of the provisions of this Agreement shall be held unenforceable, the remaining portions shall remain in full effect. If any provision is found too broad to be effective, that provision shall apply to the largest extent possible.

7. Investor Information and Signature

Name of Investor (exactly as it is to appear on your stock certificate):
California Address of Investor (Note: This is the address to which your stock certificate will be mailed--we cannot accept investments without a mailing address in California.):
Telephone(s) of Investor (please include and identify home, work, cell, fax, etc.):
Email Address(es) of Investor (please rank by priority):
Occupation of Investor:
Investment Dollar Amount ($540 minimum):

Number of shares Purchased: Please calculate the number of shares by dividing the Investment Dollar Amount by the share price ($2.25), rounding up if the result contains a fraction. If the number of shares is incorrectly calculated, ATC will change the number of shares appropriately.
I warrant that I am in California, that I have received all information about this offering (including any advertisements and the Prospectus) while in California, and that I have not relied in any way upon information received or accessed outside California in connection with this investment. (Please initial):
I understand that this is a high risk investment and that in the event that ATC's business is unsuccessful, I would likely lose my entire investment. I represent that I am in a position to lose my entire investment without suffering an economic hardship. (Please initial):
I represent that I am <u>not</u> investing more than 10% of my net worth, where "net worth" excludes my home, home furniture and cars. (Please initial):
If your are investing from $540 to $2,500, then please leave this item blank. Otherwise, please initial <u>one</u> of the following two statements, where "net worth" excludes your home, home furniture and cars:

I am investing more than $2,500, and I represent that my net worth is at least $75,000 and my gross annual income is at least $50,000. (Please initial if applicable):	I am investing more than $2,500, and I represent that my net worth is at least $150,000. (Please initial if applicable):

Signed and dated in the Light by Investor: